SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                              --------------------

                                    FORM 6-K

                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934
                           For the Month of March 2004

                             -----------------------

                        AMERICAN ISRAELI PAPER MILLS LTD.
                 (Translation of Registrant's Name into English)
                          P.O. Box 142, Hadera, Israel
                    (Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

            |X|    Form 20-F         |-|    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): |-|

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): |-|

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

            |-|    Yes               |X|    No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82---------------

         Attached hereto as Exhibit 1 and incorporated herein by reference is the Registrant's press release dated March 11, 2004.

         Attached hereto as Exhibit 2 and incorporated herein by reference is the Registrant's Management Discussion with respect to the results of operations of the Registrant for the year ended December 31, 2003.

         Attached hereto as Exhibit 3 and incorporated herein by reference is the Registrant's consolidated audited financial statements for the year ended December 31, 2003.

         Attached hereto as Exhibit 4 and incorporated herein by reference is the annual report of the Registrant's subsidiary Neusiedler Hadera Paper Ltd. for the year ended December 31, 2003.

         Attached hereto as Exhibit 5 and incorporated herein by reference are the financial statements of the Registrant's subsidiary Hogla-Kimberly Ltd. for the year ended December 31, 2003.

                                    SIGNATURE
                                    ---------

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            AMERICAN ISRAELI PAPER MILLS LTD.
                                            (Registrant)

                                            By:  /s/ Lea Katz
                                                 --------------------------
                                                 Name:  Lea Katz
                                                 Title: Corporate Secretary

Dated: March 11, 2004.

                                  EXHIBIT INDEX
                                  -------------

    Exhibit No.    Description
    -----------    -----------

         1.        Press release dated March 11, 2003.

         2.        Management Discussion.

         3.        Financial Statements of the Registrant.

         4.        Annual Report of Neusiedler Hadera Paper Ltd.

         5.        Financial Statements of Hogla-Kimberly Ltd.

                                   EXHIBIT 1
                                   ---------



                                                                            NEWS

                                             Client:          AMERICAN ISRAELI
                                                              PAPER MILLS LTD.

                                             Agency Contact:  PHILIP Y. SARDOFF



                                             For Release:     IMMEDIATE



           AMERICAN ISRAELI PAPER MILLS LTD. REPORTS FINANCIAL RESULTS
                     OF FISCAL YEAR ENDED DECEMBER 31, 2003

Hadera, Israel, March 11, 2004 - American Israeli Paper Mills Ltd. (ASE: AIP) (the "Company") today reported its results for the year ended December 31, 2003. All amounts are in New Israeli Shekels ("NIS") adjusted to changes in the U.S. dollar exchange rate.

Since the Company's share in the profits of associated companies constitutes an essential part of the profit and loss statement of the Company, mainly due to its share in the profits of Neusiedler Hadera Paper (NHP) and Hogla-Kimberly (H-K), which were formerly consolidated until the transfer of control to the international strategic partners (Neusiedler AG and Kimberly-Clark) the aggregate data (including the associated companies, whose results are included in the financial statements as "earnings of associated companies", without considering the holding percentage of AIPM in such companies and net of inter-company sales) is presented as follows.

Aggregate group sales in 2003 totaled NIS 2,359.4 million, compared with NIS 2,171.1 million in 2002 ($538.8 million as compared with $495.8 million).

Aggregate operating profit in 2003 totaled NIS 164.7 million, compared with NIS
125.7 million in 2002 ($37.6 million as compared with $ 28.7 million).

The consolidated data below does not include the results of operations of NHP, H-K, Carmel Container Systems and TMM Integrated Recycling Industries, which are included in the Company's share in results of associated companies.

Consolidated sales in 2003 totaled NIS 465.1 million, compared with NIS 455.8 million in 2002 ($106.2 million, compared with $104.1 million). Consolidated sales in 2002 included NIS 7.9 million ($1.8 million) on account of an operation which was discontinued in September 2002.

The growth in sales is attributed primarily to a quantitative increase of 6% in sales of packaging papers.

Operating profit in 2003 totaled NIS 46.6 million, compared with NIS 36.5 million in 2002 ($10.6 million, compared with $8.3 million).

Net profit in 2003 totaled NIS 60.0 million, compared with NIS 37.5 million in 2002 ($13.7 million, compared with $8.6 million). Net profit in 2003 includes approximately NIS 1.0 million ($0.2 million) in net capital gains, resulting from the sale of apartments owned by the Company, which had previously been used by the Company's employees and NIS 1.6 million ($0.4 million) tax benefit resulting from the exercise of option warrants by employees. Net profit in 2002 included approximately NIS 0.4 million ($0.1 million) in non-recurring income, net, from the realization of assets and from taxes on account of preceding years.

Earnings per share (EPS) for 2003 totaled NIS 14.94 ($3.41), compared with NIS
9.47 ($2.16) for 2002.

The inflation rate in 2003 was negative and amounted to -1.9%, compared with an inflation rate of 6.5% in 2002.

The exchange rate of the NIS was revaluated by approximately 7.6% against the U.S. dollar during 2003 as compared with a devaluation of 7.3% in 2002.

Mr. Yaacov Yerushalmi, Chairman of the Company's Board of Directors said that the severe recession that has been plaguing the Israeli economy over the past several years, as part of the global economic crisis, accompanied by security events and terrorist attacks, has resulted in negative growth during this period, along with a considerable rise in unemployment, lower domestic demand (due to the lower purchasing power of the public and due to the significant decrease in incoming tourism), coupled with a significant escalation in competition in all sectors.

The global economic crisis - especially in Europe - has also affected the paper industry and resulted in a supply surplus and consequently in continuing import of low-priced paper into Israel. These imports have led to increased competition, especially in fine paper, accompanied by a decrease in selling prices. Since pulp prices have risen during the same period, this has led to a decrease in the margin between selling prices and pulp prices.

Pulp prices rose by an average of approximately 10% in 2003, as compared with 2002. These prices are estimated to continue to rise moderately in the first half of 2004.

Despite the difficult business environment, the group has managed to maintain its operations at full capacity throughout 2003, while expanding its operations in overseas markets.

Signs of a recovery in the Israeli economy began appearing toward the end of 2003, as reflected by low, albeit positive, growth (although no growth was recorded in 2003 in per capita terms), coupled with a certain positive change in the business atmosphere in the economy.

Mr. Yerushalmi said that the gross margin as a percentage of consolidated sales reached 22.1% in 2003, as compared with 20.2% in 2002. The improved gross margin compared to 2002, was achieved due to the Company's ongoing improvement and increased efficiency. The said efficiency was expressed by the increased output of the machines, by less work hours per ton and a decrease in the consumption of energy per ton produced, coupled with the continued reduction of various manufacturing costs.

The financial expenses totaled NIS 16.0 million in 2003, as compared with NIS
3.0 million in 2002 ($3.7 million as compared with $0.7 million). This increase was primarily the result of the influence of the dollar revaluation in 2003 over the Company's net surplus of NIS-denominated financial liabilities, whereas in 2002, the devaluation led to lower financial expenses (a difference of 15% between 2003 and 2002).

It should nevertheless be stated that the cash-flow-related financial expenses in 2003 (interest expenses net of revenues) amounted to NIS 8.8 million ($2.0 million), an amount similar to that spent in 2002.

The Company's share in the earnings of the associated companies - NHP, H-K, Carmel and TMM - amounted to NIS 35.5 million in 2003, as compared with NIS 16.7 million in 2002 ($8.1 million as compared with $3.8 million).

The following are changes in the earnings of the main associated companies in 2003 as compared to 2002:

         - The Company's share in the net profit of NHP grew by NIS 1.2 million ($0.3 million) as a result of the continuing improvement in operating profitability, that was attained primarily due to efficiency measures and the reorganization of operations and marketing at the division. The improved profitability was impaired by a certain decrease in operating profit in the second half of 2003, as compared with the preceding quarters of 2003 (due to the lower margins and the competition against imports), coupled with the increase in financial expenses, primarily on account of the repayment of some of the loans that were received from the shareholders when the Company was founded.

         -        The Company's share in the net earnings of H-K grew by NIS
                  19.0 million ($4.3 million), as a result of the improved operating profit at H-K as compared with last year. This is primarily attributed to the improved efficiency in logistics following the relocation to the central warehouse in Tzrifin and the gradual transition toward the local manufacture of HUGGIES diapers in Afula. Efficiency measures were also initiated at Ovisan (H-K's subsidiary in Turkey) and resulted in a significant improvement in the operating profit. The net profit also grew compared to 2002 on account of financial revenues that were recorded at H-K and at Ovisan in 2003, due to the effects of the revaluation in the NIS and in the Turkish lira, as compared with the U.S. dollar.

The financial liabilities bearing interest, net, grew by approximately NIS 65 million ($ 14.9 million) in 2003. The increase originates primarily from the dividends paid to the shareholders (totaling NIS 100 million, or $22.6 million), as well as from the repayment of long-term debts. The increase was partially offset by the dividends and by the repayment of a loan obtained from associated companies.

In March 2003, the Company announced the distribution of a dividend for 2002, in the amount of NIS 25.9 million (NIS 6.61 per share). The dividend was paid in April 2003.

In August 2003, the Company announced the distribution of a special dividend for 2003 in the amount of NIS 75 million (NIS 19.04 per share). The dividend was paid in September 2003.

On December 21, 2003, the company issued notes - through tender by private placement in the amount of NIS 200 million, to institutional investors. These notes carry an interest rate of 5.65% per annum (a margin of 1.45% above government notes with a comparable average maturity). The principal will be repaid in seven equal annual installments between the years 2007-2013 (average maturity of 6 years), with both the principal and the interest being linked to the CPI. The notes are not convertible into company shares and shall not be registered for trade on the stock exchange.

49,585 shares were issued during the reported period (1.3% dilution), on account of the exercise of 116,175 option warrants as part of the Company's employee option plans.

This press release contains various forward-looking statements, based upon the Company's Board of Directors' present expectations and estimates regarding the operations of the Company and its business environment. The Company does not guarantee that the future results of operations will coincide with the forward-looking statements and such future results may differ considerably from the present forecasts as a result of factors that may change in the future, such as changes in costs and market conditions, failure to achieve projected goals, failure to achieve anticipated efficiencies and other factors which are outside the control of the Company. The Company undertakes no obligation to publicly update the said forward-looking statements, regardless of whether these updates originate from new information, future events or any other reason.

                        AMERICAN ISRAELI PAPER MILLS LTD.
                               SUMMARY OF RESULTS
                                    (AUDITED)

                                Adjusted NIS in
                       thousands except per share amounts

                                               YEAR ENDED DEC. 31,
                                               -------------------

                                       2003                           2002
                                       ----                           ----
         Net sales                     465,092                        455,775
         Net earnings                   60,047                         37,460
         Earnings per share              14.94                           9.47

                                           THREE MONTHS ENDED DEC. 31,
                                           ---------------------------

                                       2003                           2002
                                       ----                           ----
         Net sales                     115,104                        123,384
         Net earnings                   15,095                          9,293
         Earnings per share               3.76                           2.35


Adjusted NIS amounts have been adjusted to reflect changes in the rate of exchange between the U.S. dollar and the NIS as at the end of December 2003. The representative exchange rate at December 31, 2003 was N.I.S. 4.379 = $1.00

                                   EXHIBIT 2
                                   ---------


                                       1
                                                                  March 10, 2004

MANAGEMENT DISCUSSION

We present the consolidated financial statements of the American Israeli Paper Mills Ltd. Group ("AIPM" or the "Company") for the year 2003.

I.   A SUMMARIZED DESCRIPTION OF THE GROUP AND ITS BUSINESS ENVIRONMENT

     1.   GENERAL

          AIPM is the leading Israeli group (the "Group") in the manufacturing of paper and paper products. The Group produces and markets a wide range of paper types, household paper products, hygienic products, disposable baby diapers, absorbent products for the incontinent, office supplies, corrugated board packaging and consumer packaging. The Group is also engaged in recycling operations in the fields of paper and plastics as well as in the treatment of solid waste.

          AIPM's securities are traded on the Tel Aviv Stock Exchange and on the American Stock Exchange (AMEX).

     2.   THE BUSINESS ENVIRONMENT

          The severe recession that has been plaguing the Israeli economy over the past several years, as part of the global economic crisis, has been accompanied by security events and terrorist attacks and has resulted in negative growth of the Israeli economy during this period, along with a considerable rise in unemployment, lower domestic demand (due to the lower purchasing power of the public and due to the significant decrease in incoming tourism), coupled with a significant escalation in competition in all sectors.

          The said global economic crisis - especially in Europe - has also affected the paper industry and resulted in a supply surplus and consequently in continuing the importing of low-priced paper into Israel. These imports have led to increased competition, especially in fine paper, accompanied by a decrease in selling prices. As a result of the rise in pulp prices during the same period, the margin between selling prices and pulp prices has decreased as well.

          Pulp prices rose by an average of approximately 10% in 2003, as compared with 2002. These prices are estimated to continue to rise moderately in the first half of 2004.

          Despite the difficult business environment, the Group has managed to maintain its operations at full capacity throughout this period, while expanding its operations in overseas markets.

          Signs of a recovery in the Israeli economy began appearing toward the end of 2003, as reflected by low, albeit positive growth (although no growth was recorded in 2003 in per capita terms), coupled with a certain positive change in the business atmosphere in the economy.

          The exchange rate of the NIS compared to the U.S. dollar was revaluated by 7.6% in 2003, as compared with a devaluation of 7.3% in 2002.

          Inflation was negative in 2003, at -1.9%, as compared with an inflation rate of 6.5% in 2002.

          The negative inflation enabled the Bank of Israel to significantly lower the interest rates, by approximately 3.7% in 2003. This has led to a lowering of the Prime rate at the commercial banks in 2003, from 10.4% to 6.7%.

II.  RESULTS OF OPERATIONS
     ---------------------

     1.   AGGREGATE DATA
          --------------

          Since the Company's share in the earnings of associated companies constitutes a material component in the company's statement of income (primarily on account of its share in the earnings of Neusiedler Hadera Paper ("NHP") and Hogla-Kimberly that were consolidated in the past, until the transfer of control over these companies to the international strategic partners), the aggregate data appearing below includes the results of all the companies in the AIPM Group (including the associated companies whose results appear in the financial statements under "earnings from associated companies"), without consideration of the rate of holding in such associated companies and net of mutual sales.

          The aggregate sales in 2003 amounted to NIS 2,359.4 million (NIS - New Israeli Shekels adjusted to changes in the dollar exchange rate), as compared with NIS 2,171.1 million in 2002 ($538.8 million, as compared with $495.8 million).

          The aggregate operating profit totaled NIS 164.7 million in 2003, as compared with NIS 125.7 million in 2002 ($37.6 million, as compared with $28.7 million).

     2.   CONSOLIDATED DATA
          -----------------

          Excluding the results of operations of NHP, Hogla-Kimberly, Carmel and TMM - which appear in the Company's share in the earnings of associated companies.

          Sales in 2003 totaled NIS 465.1 million, as compared with NIS 455.8 million in 2002 ($106.2 million as compared with $104.1 million).

          The operating profit in 2003 amounted to NIS 46.6 million, as compared with NIS 36.5 million in 2002 ($10.6 million, as compared with $8.3 million).

          The financial expenses in 2003 amounted to NIS 16.0 million, as compared with NIS 3.0 million in 2002 ($3.7 million, as compared with $0.7 million).

          The increased expenses are primarily attributed to the impact of the revaluation on the net monetary balances (see analysis below - Chapter III, Section 5).

     3.   NET INCOME AND EARNINGS PER SHARE
          ---------------------------------

          Net profit in 2003 amounted to NIS 60.0 million, as compared with NIS
          37.5 million in 2002 ($13.7 million, as compared with $8.6 million).

          Net profit in 2003 includes NIS 1.0 million ($0.2 million) in net capital gains, resulting from the sale of apartments that were owned by the Company and that served Company employees in the past, coupled with a NIS 1.6 million ($0.4 million) tax benefit, on account of the exercise of employee option warrants. The net profit in 2002 included approximately NIS 0.4 million ($0.1 million) in non-recurring income, net, from the realization of assets and from taxes on account of preceding years.

          The Earnings Per Share in 2003 amounted to NIS 1,494 per NIS 1 par value ($3.41 per share), as compared with NIS 947 per NIS 1 par value ($2.16 per share) in 2002.

          The return on shareholders' equity amounted to 9.2% in 2003, as compared with 5.9% in 2002.

III. ANALYSIS OF OPERATIONS AND PROFITABILITY
     ----------------------------------------

     The analysis set forth below is based on the consolidated data.

     1.   SALES
          -----

          The consolidated sales totaled NIS 465.1 million in 2003, as compared with NIS 455.8 million in 2002 ($106.2 million as compared with $104.1 million).

          The 2002 consolidated sales included a sum of NIS 7.9 million ($1.8 million) on account of the Shafir operation that was discontinued as of September 2002.

          The NIS 17.2 million ($3.9 million) increase in sales - net of Shafir's sales in 2002 - originated primarily from a quantitative increase of approximately 6% in packaging paper.

     2.   COST OF SALES
          -------------

          The cost of sales amounted to NIS 362.2 million in 2003 -77.9% of sales - as compared with NIS 363.8 million -79.8% of sales - in 2002 ($82.7 million, as compared with $83.1 million).

          The gross margin as a percentage of sales reached 22.1% in 2003, as compared with 20.2% in 2002.

          The improved gross margin compared to 2002, was achieved due to the Company's ongoing improvements and increased efficiency. The said efficiency was expressed by the increased output of the machines, by less work hours per ton and a decrease in the consumption of energy per ton produced, coupled with the continued reduction of various manufacturing costs.

          The improved gross margin was achieved despite a sharp increase in energy prices, following an average increase of approximately 21% in fuel oil prices compared to 2002 (energy expenses grew by NIS 4.8 million ($1.1 million), also on account of the transition to low-sulfur fuel oil, due to the demands of the Ministry of the Environment). Furthermore a 23% increase was recorded in water prices.

          LABOR WAGES
          -----------

          The labor wages recorded in the cost of sales, in the selling expenses and in the general and administrative expenses, totaled NIS 137.0 million in 2003, as compared with NIS 125.5 million in 2002 ($31.3 million as compared with $28.7 million).

          The increase in labor expenses originated primarily from an increase in wages in dollar terms, due to the change in the average exchange rate between the two periods, coupled with the updating of wages, to prevent a decrease in real wages as a result of the rise in the CPI in 2002 (as mentioned above, the CPI rose by 6.5% in 2002).

          The said increase in wages was partially offset by the decrease in personnel (as a result of efficiency measures and the shutting down of Shafir).

     3.   SELLING, GENERAL AND ADMINISTRATIVE EXPENSES
          --------------------------------------------

          The selling, general and administrative expenses (including wages) amounted to NIS 56.3 million in 2003 (12.1% of sales), as compared with NIS 55.5 million (12.2% of sales) in 2002 ($12.9 million as compared with $12.7 million).

          The increase in selling, general and administrative expenses originated primarily from an increase in NIS-denominated expenses (including wages), in dollar terms (due to the low dollar exchange rate, as compared with 2002).

     4.   OPERATING PROFIT
          ----------------

          The operating profit amounted to NIS 46.6 million - 10.0% of sales - in 2003, as compared with NIS 36.5 million - 8% of sales - in 2002 ($10.6 million, as compared with $8.3 million).

     5.   FINANCIAL EXPENSES
          ------------------

          The financial expenses totaled NIS 16.0 million in 2003, as compared with NIS 3.0 million in 2002 ($3.7 million as compared with $0.7 million).

          The Company possesses a surplus of NIS-denominated financial liabilities over financial assets (consisting primarily of notes and short-term bank credit, denominated in NIS). Consequently, whereas a devaluation serves to lower the financial expenses, a revaluation leads to an increase in the financial expenses.

          Elevated financial expenses were recorded by the Company in 2003, originating primarily from the dollar revaluation, whereas in 2002, the devaluation led to lower financial expenses (a difference of 15% between the current year and in 2002).

          It should nevertheless be stated that the cash-flow-related financial expenses in 2003 (interest expenses net of revenues) amounted to NIS
          8.8 million ($2.0 million), similar to the amount spent in 2002.

     6.   TAXES ON INCOME
          ---------------

          The expenditure for taxes on income totaled NIS 7.7 million in 2003, as compared with NIS 9.8 million in 2002 ($1.8 million as compared with $2.2 million).

          The principal factor behind the decrease in tax expenses in 2003, as compared with 2002, is the difference between the real-term revaluation in 2003 and the real term devaluation in 2002. This devaluation served to decrease the protection on shareholders' equity (measured for tax purposes according to the changes in the Consumer Price Index) and increased the expenditure on taxes in 2002. A high real-term revaluation was recorded in 2003, that contributed to lowering the tax expenditure.

     7.   PROFIT AFTER TAXES AND BEFORE THE  COMPANY'S  SHARE IN THE EARNINGS OF
          ----------------------------------------------------------------------
          ASSOCIATED COMPANIES
          --------------------

          The profit after taxes and before the Company's share in the earnings of associated companies amounted to NIS 24.5 million in 2003, as compared with NIS 20.7 million in 2002 ($5.6 million, as compared with $4.7 million).

     8.   COMPANY'S SHARE IN EARNINGS OF ASSOCIATED COMPANIES
          ---------------------------------------------------

          The companies whose earnings are reported under this item (according to AIPM's holdings therein), include primarily: NHP, Hogla-Kimberly, Carmel and TMM.

          The Company's share in the earnings of associated companies amounted to NIS 35.5 million in 2003, as compared with NIS 16.7 million in 2002 ($8.1 million, as compared with $3.8 million).

          The following principal changes were recorded in the Company's share in the earnings of associated companies, in relation to the preceding year:

          - The Company's share in the net profit of NHP grew by NIS 1.2 million ($0.3 million) as a result of the continuing improvement in operating profitability, that was attained primarily due to efficiency measures and the reorganization of operations and marketing at the division. The improved profitability was impaired by a certain decrease in operating profit in the second half of 2003, as compared with the preceding quarters of 2003 (due to the lower margins and the competition against imports), coupled with the increase in financial expenses, primarily on account of the repayment of some of the loans that were received from the shareholders when the Company was founded.

          - The Company's share in the net earnings of Hogla-Kimberly grew by NIS 19.0 million ($4.3 million), as a result of the improved operating profit at Hogla-Kimberly as compared with 2002. This is primarily attributed to the improved efficiency in logistics following the relocation to the central warehouse in Tzrifin and the gradual transition toward the manufacturing of HUGGIES diapers in Afula. Efficiency measures were also initiated at Ovisan (the subsidiary in Turkey) and were expressed by a significant improvement in the operating profit. The net profit also grew compared with 2002 on account of financial revenues that were recorded at Hogla-Kimberly and at Ovisan in 2003, due to the effects of the revaluation (in the NIS and in the Turkish lira, as compared with the U.S. dollar).

          - The Company's share in the net profit of the Carmel Group grew by NIS 2.5 million ($0.6 million) due to the transition from an operating loss in the preceding quarters, to an operating profit starting with the third quarter of 2003. This improvement is attributed to the comprehensive efficiency measures that are being initiated by Carmel.

          - The Company's share in the net profit of TMM decreased by NIS 2.3 million ($0.5 million), as a result of higher financial expenses in 2003, as compared with 2002. This is attributed to an increase in credit (as a result of an increase in customer debts primarily local municipalities coupled by strategic investments in the development of the Company that were financed using bank credit) and to the real-term interest in CPI terms, that was higher in 2003 than it was in 2002.

IV.  LIQUIDITY AND INVESTMENTS
     -------------------------

     1.   ACCOUNTS RECEIVABLE - TRADE
          ---------------------------

          Accounts receivable totaled NIS 141.0 million as at December 31, 2003, as compared with NIS 131.7 million at December 31, 2002 ($32.2 million, as compared with $30.1 million).

          The increase in accounts receivable in 2003 as compared with 2002 originates from the growth in the volume of operations, the revaluation of the dollar exchange rate and the increase in the days of receivables credit, as a result of the economic situation.

     2.   CASH FLOWS
          ----------

          The cash flows from operating activities amounted to NIS 52.7 million in 2003, as compared with NIS 77.2 million in 2002 ($12.0 million, as compared with $17.6 million). The decrease in the cash flows from operating activities in 2003, despite the improvement in the net profit, originated primarily from the increase in operating working capital in 2003, that is non-recurring for the most part. This increase stemmed primarily from the increase in customer debts, on the one hand, and from the decrease in the supplier debt, on the other hand (originated primarily from a change in the days of payables credit, as part of price update agreements).

     3.   INVESTMENTS IN FIXED ASSETS
          ---------------------------

          The investments in fixed assets amounted to NIS 29.2 million in 2003, as compared with NIS 46.8 million in 2002 ($6.7 million, as compared with $10.7 million). The investments in 2003 included investments in environmental issues (approximately $0.6 million), an investment in expanding the output of the packaging paper machine (approximately $0.6 million), as well as investments in equipment, transportation and IT.

     4.   FINANCIAL LIABILITIES
          ---------------------

          The long-term liabilities (including current maturities) amounted to NIS 275.0 million as at December 31, 2003, as compared with NIS 77.2 million as at December 31, 2002 ($62.8 million as compared with $17.6 million).

          Most of the increase in the long-term liabilities is attributed to loans raised through notes (Series 2) from institutional entities, in the amount of NIS 200 million ($45.6 million), at December 21, 2003 (see Section IX, below).

          Some of the proceeds from the notes were used for the repayment of short-term credit.

          The short-term credit balance totaled NIS 144.6 million at December 31, 2003, as compared with NIS 104.0 million at December 31, 2002 ($33.0 million, as compared with $23.8 million).

          The increase in the credit balances in 2003 originates primarily from the dividends paid to the shareholders (totaling NIS 100 million, or $22.6 million), as well as from the repayment of long-term debts. The increase in the credit balances was partially offset by dividends and by the repayment of a loan from associated companies, coupled with part of the proceeds from the notes, as stated above.

          Most of the credit for financing the Company's operations is denominated in NIS. Due to the said increase in liabilities, the surplus of net financial liabilities denominated in NIS grew from NIS
          104.9 million at December 31, 2002 to NIS 159.8 million at December 31, 2003 (from $24.0 million to $36.5 million).

V.   EXPOSURE AND MANAGEMENT OF MARKET RISKS
     ---------------------------------------

     Due to its operations, the Company is exposed to market risks, consisting primarily of changes in interest rates - on both short and long-term loans
     - changes in exchange rates (primarily NIS/$) and changes in raw material prices, which are denominated primarily in foreign currency. These changes influence the Company's results.

     The Company's Board of Directors determines the policy according to which financial instruments are employed and defines the objectives to be attained, taking into account the

     Group's linkage balance sheet and the impact of various changes in currencies and in the Consumer Price Index on the Company's balance sheets and on its financial statements.

     Mr. Israel Eldar, the Company's Controller, is in charge of the management of market risks. He conducts calculations of the Company's exposure every month and examines the compliance with the policy determined by the Board of Directors.

     Furthermore, limited use is made of derivative financial instruments, which the Company employs for hedging the cash flows in dollars, originating from the existing assets and liabilities.

     Such transactions are conducted primarily through currency options and forward transactions opposite Israeli banking institutions. The Company therefore believes that the inherent credit risk of these transactions is slight.

     The Company possesses CPI-linked long-term loans (notes and loans) in the total sum of NIS 240 million ($54.8 million), with the interest thereupon being no higher than the market interest rate. In the event that the inflation rate increases and is considerably high, this could lead to a loss being recorded in the Company's financial statements as a result of a surplus of CPI-linked liabilities.

     At December 31, 2003, the Company was not involved in any forward transactions.

     In January 2004, the Company entered into a forward transaction, with a term of one year, to hedge a sum of NIS 200 million against a rise in the CPI.

     CREDIT RISKS
     ------------

     Most of the Group's sales are made in Israel to a large number of customers and the exposure to customer-related credit risks is consequently generally limited. The Group regularly analyzes - through credit committees that operate within the various companies - the quality of the customers, their credit limits and the relevant collateral required, as the case may be.

     The financial statements include provisions for doubtful debts, based on the existing risks on the date of the statements.

     The cash, cash equivalents and fixed-term deposits are by and large deposited with large Israeli banking institutions or foreign banks controlled by the said institutions.

     REPORT OF LINKAGE BASES
     -----------------------

     The following are the balance sheet items, according to linkage bases, at December 31, 2003 (including comparison numbers for December 31, 2002):

IN NIS MILLION                                     UNLINKED    CPI-LINKED  IN FOREIGN CURRENCY,   NON-MONETARY    TOTAL
                                                                           OR LINKED THERETO         ITEMS
                                                                             (PRIMARILY $)

ASSETS
------
CASH AND CASH EQUIVALENTS                             150.1                              8.6                      158.7
SHORT-TERM DEPOSIT                                     20.0                                                        20.0
OTHER ACCOUNTS RECEIVABLE                             210.6         0.2                 48.5            9.9       269.2
INVENTORIES                                                                                            90.7        90.7
INVESTMENTS IN ASSOCIATED COMPANIES                    12.2        10.6                 21.9          339.2       383.9
DEFERRED TAXES ON INCOME                                                                                3.9         3.9
FIXED ASSETS, NET                                                                                     325.6       325.6
DEFERRED EXPENSES, NET OF ACCRUED
AMORTIZATION                                                                                            1.3         1.3
TOTAL ASSETS                                          392.9        10.8                 79.0          770.6     1,253.3
                                                      -----        ----                 ----          -----     -------

LIABILITIES
-----------

CREDIT FROM BANKS                                     144.6                                                       144.6
LOANS FROM BANKS                                                    0.4                                             0.4
ACCOUNTS PAYABLE                                      146.1                             11.6                      157.7
DEFERRED TAXES ON INCOME                                                                               61.8        61.8
NOTES                                                             239.6                                           239.6
OTHER LIABILITIES                                      32.8                              2.2                       35.0
SHAREHOLDERS' EQUITY,                                                                                 614.2       614.2
TOTAL LIABILITIES AND EQUITY                          323.5       240.0                 13.8          676.0     1,253.3
                                                      -----       -----                 ----          -----     -------

SURPLUS FINANCIAL ASSETS (LIABILITIES)  AT
DECEMBER 31, 2003                                      69.4     (229.2)                 65.2           94.6           -

SURPLUS FINANCIAL ASSETS (LIABILITIES)  AT
DECEMBER 31, 2002                                    (69.1)      (35.8)                 65.2           39.7           -


     ASSOCIATED COMPANIES
     --------------------

     Hogla-Kimberly, an associated company, owns a subsidiary that operates in Turkey. The impact of the exposure of this subsidiary to the economic situation in Turkey - and especially to fluctuations in the exchange rate of the Turkish lira compared to the U.S. dollar - might affect the Group's financial statements within the framework of the Company's share in the earnings of associated companies.

VI.  FORWARD-LOOKING STATEMENTS
     --------------------------

     This report contains various forward-looking statements, based upon the Board of Directors' present expectations and estimates regarding the operations of the Company and its business environment. The Company does not guarantee that the future results of operations will coincide with the forward-looking statements and these may in fact considerably differ from the present forecasts as a result of factors that may change in the future, such as changes in costs and market conditions, failure to achieve projected goals, failure to achieve anticipated efficiencies and other factors which lie outside the control of the Company. The Company undertakes no obligation to publicly update such forward-looking statements, regardless of whether these updates originate from new information, future events or any other reason.

VII. DONATIONS AND CONTRIBUTIONS
     ---------------------------

     The AIPM Group, within the framework of its business and social commitment, invests efforts and resources in community assistance and support, while focusing on providing help to the weaker echelons of Israeli society - and primarily teenagers - as part of a desire to build and contribute to shaping the human fabric of Israeli society. As part of this policy, the Company makes contributions to various institutions, primarily those that are active in the said areas (these contributions amounted to an adjusted sum of NIS 151 thousand in 2003, in the consolidated financial statements). Through its employees, the Company also participates in volunteer activities in the community, for promoting these same objectives.

     In addition, a sum totaling NIS 120 thousand was granted for student scholarships and social projects in 2003 through the Schenker Foundation, that was established by the Company together with its Austrian strategic partner in NHP.

VIII. MEMBERS OF THE BOARD OF DIRECTORS POSSESSING FINANCIAL SKILLS
      -------------------------------------------------------------

     The minimum appropriate number of directors possessing accounting and financial skills (according to the Israeli securities regulations) was determined to be two for the company, in consideration of the nature of the accounting and financial issues that are raised in the preparation of the Company's financial statements, in view of the Company's areas of operation and in consideration of the composition of the board of directors as a whole, that includes individuals possessing business, management and professional experience that enables them to deal effectively with the tasks of managing the company, including reporting duties. The minimum number was also set while taking into account the close accounting counseling that is provided by the Company's Auditors, including their participation in board meetings discussing accounting issues and their availability to answer any question put forth by the board of directors.

     The members of the Company's board of directors who possess accounting and financial qualifications and skills are:

       Nochi Dankner -        Chairman and Chief Business Officer of IDB
                              Holdings Ltd., Chairman of IDB Development Ltd.,
                              Discount Investments Ltd. and of Clal Industries and Investments Ltd. Serves or served as Chairman and Director in public and private companies of Ganden Group, IDB Group and Bank Hapoalim, where he served as Chairman of the Credit Committee of the Board. Holds L.L.B in Law.

       Avi Yehezkel -         Holds B.A. in economics. External director at Bank
                              Yahav. Served as a Knesset member between 1992-2003, during these years alternately, served as Chairman of the Economics Committee, Chairman of the Defense Budget Committee, Chairman of the Capital Market Sub-Committee, Chairman of the
                              Banking Sub-Committee and member of the Finance
                              Committee.

       Yaacov Yerushalmi -    Chief Executive Officer of the Company between
                              1990 and March 2003; Chairman of the Company since
                              1999; Chairman or Deputy Chairman at various of the Company's subsidiaries or associated companies, including publicly-traded companies.

       Oren Lieder -          Holds B.A. in economics and statistics. Serves as
                              Senior Vice President and Chief Financial Officer of Discount Investments Ltd. Serves as director at various companies, including publicly-traded companies. Formerly served as Chief Financial
                              Officer of Bezeq, the Israeli Telecom Company Ltd.

       Miri Lent-Sharir -     Holds B.A. in economics and an MBA. Served as
                              director and member of the Audit Committee at various companies whose shares are publicly-traded in Israel and overseas.

       Isaac Manor -          Holds an MBA. Serves as director at various
                              publicly-traded and privately-held companies within the IDB Group; Chairman of companies in the David Lubinsky Group Ltd.; member of the Accounts
                              Committee at Israel Union Bank Ltd.

       Amos Mar-Haim -        Holds a first degree in economics and an MBA.
                              Formerly served and currently serves as Chairman or Deputy Chairman or director at publicly-traded or privately-held companies.

       Gezi Kaplan -          Holds B.A. in economics. Chief Executive Officer
                              of Tivall (1993) Ltd. Deputy Chief Executive
                              Officer of Osem Investments and Chairman of the board of various companies in the Osem Group.

       Leon Recanati -        Holds an MBA. Until May 2003 Chairman of the board
                              of IDB Holdings Ltd., Clal Industries and
                              Investments Ltd., Discount Investments Ltd. and director at various publicly-traded and privately-held companies within the IDB Group.

IX.  GENERAL
     -------

     o In March 2003, the Company announced the distribution of a dividend for 2002, in the amount of NIS 25.9 million (NIS 6.61 per share). The dividend was paid in April 2003.

     o In August 2003, the company announced the distribution of a special dividend for 2003, in the amount of NIS 75 million (NIS 19.04 per share). The dividend was paid in September 2003.

     o At December 21, 2003, the Company issued notes - through tender by private placement - in the amount of NIS 200 million, to institutional investors. These notes carry an interest rate of 5.65% per annum (a margin of 1.45% above government notes with a comparable average maturity). The principal will be repaid in seven equal annual installments between the years 2007-2013 (average maturity of 6 years), with both the principal and the interest being linked to the CPI. The notes are not convertible into company shares and shall not be registered for trade on the stock exchange.

     o Avi Patir, who was appointed the Company's General Manager on April 1, 2003, resigned his position on February 10, 2004, due to circumstances that do not need to be reported to the public.

     o 49,585 shares were issued during the reported period (1.3% dilution), on account of the exercise of 116,175 option warrants as part of the Company's employee option plans.

           ----------------                                 ----------------
           Y.  Yerushalmi                                     Zvika Livnat
    Chairman of the Board of Directors                          Director

                                    EXHIBIT 3
                                    ---------




                      AMERICAN ISRAELI PAPER MILLS LIMITED
                     2003 CONSOLIDATED FINANCIAL STATEMENTS

                      AMERICAN ISRAELI PAPER MILLS LIMITED
                     2003 CONSOLIDATED FINANCIAL STATEMENTS

                                TABLE OF CONTENTS


                                                                      Page

AUDITORS' REPORT                                                       2
CONSOLIDATED FINANCIAL STATEMENTS -
    IN ADJUSTED NEW ISRAELI SHEKELS (NIS):

    Balance sheets                                                    3-4
    Statements of income                                               5
    Statements of changes in shareholders' equity                      6
    Statements of cash flows                                          7-8
    Notes to financial statements                                     9-39
SCHEDULE - DETAILS OF SUBSIDIARIES AND

    ASSOCIATED COMPANIES                                               40



                                ---------------
                        -------------------------------
                                ---------------

                                AUDITORS' REPORT

To the shareholders of
AMERICAN ISRAELI PAPER MILLS LIMITED

We have audited the consolidated balance sheets of American Israeli Paper Mills Limited (hereafter - the Company) and its subsidiaries as of December 31, 2003 and 2002 and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company's board of directors and management. Our responsibility is to express an opinion on these financial statements based on our audits.

We did not audit the financial statements of certain associated companies, the Company's interest in which as reflected in the balance sheets as of December 31, 2003 and 2002 is adjusted NIS 299.3 million and adjusted NIS 285.2 million, respectively, and the Company's share in excess of profits over losses of which is a net amount of adjusted NIS 28.2 million, adjusted NIS 10.2 million and adjusted NIS 19.0 million for the years ended December 31, 2003, 2002 and 2001, respectively. The financial statements of those companies were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to amounts included for those companies, is based solely on the reports of the other auditors.

We conducted our audits in accordance with auditing standards generally accepted in Israel and in the United States, including those prescribed by the Israeli Auditors (Mode of Performance) Regulations, 1973. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Company's board of directors and management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of the other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the reports of the other auditors, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2003 and 2002 and the consolidated results of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted ("GAAP") in Israel. Furthermore, in our opinion, the financial statements referred to above have been prepared in accordance with the Israeli Securities (Preparation of Annual Financial Statements) Regulations, 1993.

As explained in note 1b, the financial statements referred to above are presented in values adjusted based on the changes in the exchange rate of the U.S. dollar, in accordance with the pronouncements of the Institute of Certified Public Accountants in Israel.

Tel-Aviv, Israel
    March 10, 2004


                                        AMERICAN ISRAELI PAPER MILLS LIMITED

                                             CONSOLIDATED BALANCE SHEETS
                                           IN ADJUSTED NEW ISRAELI SHEKELS

                                                                                                December 31
                                                                                         --------------------------
                                                                          Note           2003              2002
                                                                          ----           ----              ----
                                                                                               In thousands
                                                                                       ----------------------------
                                A s s e t s                                9
      CURRENT ASSETS:                                                      8
          Cash and cash equivalents                                        1o            158,706             5,460
          Short-term deposit                                              10a             20,000
          Accounts receivable:                                            10b
             Trade                                                                       140,996           131,736
             Other                                                                       128,246           131,890
          Inventories                                                     10c             90,654            90,495
                                                                                       ---------         ---------
                 T o t a l  current assets                                               538,602           359,581
                                                                                       ---------         ---------
      INVESTMENT AND LOAN TERM RECEIVALES:

          Investments in associated companies                             2;8            383,879           366,156
          Deferred income taxes                                            7g              3,885
                                                                                       ---------         ---------
                                                                                         387,764           366,156
                                                                                       ---------         ---------
      FIXED ASSETS:                                                        3
          Cost                                                                           953,656           930,563
          L e s s - accumulated depreciation                                             628,015           604,726
                                                                                       ---------         ---------
                                                                                         325,641           325,837
                                                                                       ---------         ---------
      DEFERRED CHARGES,

          net of accumulated amortization                                  1h              1,267               549
                                                                                       ---------         ---------
                 T o t a l  assets                                                     1,253,274         1,052,123
                                                                                       =========         =========


                                            ) Chairman of the
------------------------------------------- ) Board of Directors
             Yaki Yerushalmi

                                            )
------------------------------------------- ) Director
               Zvika Livnat

                                            )
------------------------------------------- ) Controller
               Israel Eldar

Date of approval of the financial statements: March 10, 2004.


                                                                                                    December 31
                                                                                               -------------------
                                                                              Note             2003           2002
                                                                              ----             -------------------
                                                                                                   In thousands
                                                                                               -------------------
                     Liabilities and shareholders' equity

      CURRENT LIABILITIES:                                                     8
          Credit from banks                                                   10d            144,989        104,711
          Current maturities of long-term notes                                4b              6,590          6,214
          Accounts payable and accruals:
             Trade                                                                            84,602         99,255
             Other                                                            10e             73,010         62,470
                                                                                           ---------      ---------
                 T o t a l  current liabilities                                              309,191        272,650
                                                                                           ---------      ---------
      LONG-TERM LIABILITIES:

          Deferred income taxes                                                7g             61,801         58,266
          Loans and other liabilities
             (net of current maturities):                                     4;8
             Loans from banks                                                                                   355
             Notes                                                                           233,039         37,366
             Other liabilities                                                                35,013         32,536
                                                                                           ---------      ---------
                 T o t a l  long-term liabilities                                            329,853        128,523
                                                                                           ---------      ---------
      COMMITMENTS                                                              9
                 T o t a l  liabilities                                                      639,044        401,173
                                                                                           ---------      ---------
      SHAREHOLDERS' EQUITY:                                                    6
          Share capital (ordinary shares of NIS 0.01 par value:                              125,257        125,256
             authorized - 20,000,000 shares; issued and paid:
             December 31, 2003 and 2002 - 3,968,295 and
             3,918,710 shares, respectively)
          Capital surplus                                                                     90,060         90,060
          Currency adjustments in respect of financial statements
             of associated companies                                                          (1,122)        (3,482)
          Retained earnings                                                                  400,035        439,116
                                                                                           ---------      ---------
                                                                                             614,230        650,950
                                                                                           ---------      ---------
                 T o t a l  liabilities and shareholders' equity                           1,253,274      1,052,123
                                                                                           =========      =========



    The accompanying notes are an integral part of the financial statements.

                      AMERICAN ISRAELI PAPER MILLS LIMITED

                        CONSOLIDATED STATEMENTS OF INCOME
                         IN ADJUSTED NEW ISRAELI SHEKELS

                                                                           Note            2003           2002           2001
                                                                           ----            ----           ----           ----
                                                                                                     In thousands
                                                                                           ----------------------------------
SALES - net                                                               10f;14         465,092         455,775        469,709
COST OF SALES                                                               10g          362,185         363,771        383,824
                                                                                         -------         -------        -------
GROSS PROFIT                                                                             102,907          92,004         85,885
                                                                                         -------         -------        -------
SELLING, MARKETING, ADMINISTRATIVE

    AND GENERAL EXPENSES:                                                   10h
    Selling and marketing                                                                 31,324          29,167         31,918
    Administrative and general                                                            24,999          26,382         33,441
                                                                                         -------         -------        -------
                                                                                          56,323          55,549         65,359
                                                                                         -------         -------        -------
INCOME FROM ORDINARY OPERATIONS                                                           46,584          36,455         20,526
FINANCIAL INCOME (EXPENSES) - net                                           10j          (15,989)         (2,988)         5,102
OTHER  INCOME (EXPENSES)                                                    10i            1,609          (2,942)         1,095
                                                                                         -------         -------        -------
INCOME BEFORE TAXES ON INCOME                                                             32,204          30,525         26,723
TAXES ON INCOME                                                              7             7,706           9,792          7,287
                                                                                         -------         -------        -------
INCOME FROM OPERATIONS OF THE

    COMPANY AND ITS SUBSIDIARIES                                                          24,498          20,733         19,436
SHARE IN PROFITS OF ASSOCIATED

    COMPANIES - net                                                         2             35,549          16,727         15,011
                                                                                         -------         -------        -------
NET INCOME FOR THE YEAR                                                                   60,047          37,460         34,447
                                                                                         =======         =======        =======



                                                                                                      Adjusted NIS
                                                                                           ----------------------------------
NET INCOME PER NIS 1 OF PAR VALUE
    OF SHARES                                                               1p;11          1,494             947            873
                                                                                         =======         =======        =======


    The accompanying notes are an integral part of the financial statements.


                                        AMERICAN ISRAELI PAPER MILLS LIMITED

                                    STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                                           IN ADJUSTED NEW ISRAELI SHEKELS

                                                                                         Currency
                                                                                      adjustments in
                                                                                   respect of financial
                                                         Share      Capital           statements of           Retained
                                                        capital     surplus        associated companies       earnings      Total
                                                        -------     -------        --------------------       --------      -----
                                                                                        In thousands
                                                        -------------------------------------------------------------------------
BALANCE AT JANUARY 1, 2001                              125,256      90,060                                    387,885     603,201
CHANGES IN 2001:

    Net income                                                                                                  34,447      34,447
    Exercise of employee options into shares                                                                         *           *
    Currency adjustments in respect of financial
       statements of associated companies                                                (3,175)                            (3,175)
                                                        -------      ------              ------                -------     -------
BALANCE AT DECEMBER 31, 2001                            125,256      90,060              (3,175)               422,332     634,473
CHANGES IN 2002:

    Net income                                                                                                  37,460      37,460
    Dividend paid                                                                                              (20,676)    (20,676)
    Currency adjustments in respect of financial
       statements of associated companies                                                  (307)                              (307)
                                                        -------      ------              ------                -------     -------
BALANCE AT DECEMBER 31, 2002                            125,256      90,060              (3,482)               439,116     650,950
CHANGES IN 2003:

    Net income                                                                                                  60,047      60,047
    Dividend paid                                                                                              (99,128)    (99,128)
    Exercise of employee options into shares                  1                                                                  1
    Currency adjustments in respect of financial
       statements of associated companies                                                 2,360                              2,360
                                                        -------      ------              ------                -------     -------
BALANCE AT DECEMBER 31, 2003                            125,257      90,060              (1,122)               400,035     614,230
                                                        =======      ======              ======                =======     =======


              * Represents an amount less than adjusted NIS 1,000.

    The accompanying notes are an integral part of the financial statements.

                                                                (Continued) - 1

                      AMERICAN ISRAELI PAPER MILLS LIMITED

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                         IN ADJUSTED NEW ISRAELI SHEKELS

                                                                                     2003          2002          2001
                                                                                     ----          ----          ----
                                                                                                In thousands
                                                                                     --------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
    Net income for the year                                                         60,047        37,460        34,447
    Adjustments to reconcile net income to
       net cash provided by operating activities (*)                                (7,396)       39,718       (15,133)
                                                                                   -------       -------        ------

    Net cash provided by operating activities                                       52,651        77,178        19,314
                                                                                   -------       -------        ------

CASH FLOWS FROM INVESTING ACTIVITIES:
    Purchase of fixed assets                                                       (29,247)      (46,807)      (30,031)
    Short-term deposit                                                             (20,000)
    Associated companies:
       Granting of loans                                                            (8,241)       (3,302)       (4,067)
       Collection of loans                                                          21,895                       2,464
    Proceeds from sale of fixed assets                                               3,332         9,792         1,436
                                                                                   -------       -------        ------
    Net cash used in investing activities                                          (32,261)      (40,380)      (30,198)
                                                                                   -------       -------        ------

CASH FLOWS FROM FINANCING ACTIVITIES:
    Notes issuance, net of issuance expenses of NIS 800,000                        198,909
    Consideration in respect of the exercise of options by employees                     1
    Repayment of long-term loans from banks and others                                (762)       (1,038)       (1,069)
    Redemption of notes                                                             (6,770)       (5,960)       (6,696)
    Dividend paid                                                                  (99,128)      (20,676)
    Short-term credit from banks - net                                              40,606        (7,219)       17,955
                                                                                   -------       -------        ------
    Net cash provided by (used in) financing activities                            132,856       (34,893)       10,190
                                                                                   -------       -------        ------

INCREASE (DECREASE) IN CASH AND
    CASH EQUIVALENTS                                                               153,246         1,905          (694)
BALANCE OF CASH AND CASH EQUIVALENTS AT
    BEGINNING OF YEAR                                                                5,460         3,555         4,249
                                                                                   -------       -------        ------
BALANCE OF CASH AND CASH EQUIVALENTS AT
    END OF YEAR                                                                    158,706         5,460         3,555
                                                                                   =======       =======        ======

                                                                 (Concluded) - 2

                      AMERICAN ISRAELI PAPER MILLS LIMITED

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                         IN ADJUSTED NEW ISRAELI SHEKELS

                                                                                        2003          2002          2001
                                                                                        ----          ----          ----
                                                                                                    In thousands
                                                                                        --------------------------------
(*)     Adjustments to reconcile net income to net cash provided by operating activities:
        Income and expenses not involving cash flows:
          Share in profits of associated companies - net                                (35,549)      (16,727)      (15,011)
          Dividend received from associated company                                      16,391        21,852
          Depreciation and amortization                                                  28,247        26,809        29,363
          Deferred income taxes - net                                                     3,471         3,703         7,287
          Capital losses (gains) on:
             Sale of fixed assets                                                        (2,054)         (137)           22
             Termination of activities and disposal of assets - net                                     1,345
             Gain on issuance of shares in an associated company to a
                third party - net                                                                                    (1,095)
          Linkage and exchange differences on (erosion of) principal of
            long-term loans from banks - net                                                 79           (17)         (175)
          Linkage differences on (erosion of) principal of Notes                          3,110          (524)       (3,899)
          Erosion of (linkage differences on) principal of
             long-term loans to associated companies                                     (1,101)          153           755
          Appreciation (erosion) of a long-term capital note granted to
             an associated company                                                        2,477        (2,202)       (3,015)
                                                                                        -------       -------       -------
                                                                                         15,071        34,255        14,232
                                                                                        -------       -------       -------
        Changes in operating asset and liability items:

          Decrease (increase) in trade receivables                                       (9,260)      (15,064)       24,101
          Decrease (increase) in other receivables                                       (8,935)        3,394          (120)
          Decrease (increase) in inventories                                               (159)       22,060        (4,308)
          Increase (decrease) in trade payables                                         (14,653)       11,180       (31,637)
          Increase (decrease) in other payables and accruals                             10,540       (16,107)      (17,401)
                                                                                        -------       -------       -------
                                                                                        (22,467)        5,463       (29,365)
                                                                                        -------       -------       -------
                                                                                         (7,396)       39,718       (15,133)
                                                                                        =======       =======       =======
Supplementary cash flow information = cash paid during the year for:

    Taxes on income                                                                      11,553        26,711         8,801
                                                                                        =======       =======       =======
    Interest                                                                             11,335         9,839        10,519
                                                                                        =======       =======       =======

    The accompanying notes are an integral part of the financial statements.

                      AMERICAN ISRAELI PAPER MILLS LIMITED

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 -  SIGNIFICANT ACCOUNTING POLICIES

          The significant accounting policies, applied on a consistent basis, are as follows. As to the adoption for the first time in 2003 of the accounting for impairment of assets, see g. below:

          a.   General:

               1)   Activities of the Group

                    American Israeli Paper Mills Limited (hereafter - the Company) and its subsidiaries and associated companies (hereafter - the Group) are engaged in the production and sale of paper and paper products, including paper recycling activities and handling solid waste. Certain companies are engaged in the marketing of office supplies and in the sale of products produced by others (some of which are not paper or paper products). Most of the Group's sales are made to the local market (Israel). As to information by operating segments, see note 14.

               2)   Use of estimates in the preparation of financial statements

                    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting years. Actual results could differ from those estimates.

               3)   Definitions:

                    Subsidiaries - companies over which the Company has control and over 50% of the ownership, the financial statements of which have been consolidated with the financial statements of the Company.

                    Associated companies - investee companies, which are not subsidiaries, over whose financial and operational policy the Company exerts material influence, the investment in which is presented by the equity method. Material influence is deemed to exist when the percentage of holding in said company is 20% or more, unless there are circumstances that contradict this assumption.

                    Interested parties - as defined in the Israeli Securities (Preparation of Annual Financial Statements) Regulations, 1993.

          b.   Adjusted financial statements:

               1) The Company and its subsidiaries maintain their accounts in nominal new Israeli shekels ("NIS") and in U.S. dollars (hereafter - dollar). All the figures in the financial statements are presented in values adjusted for the changes in the exchange rate of the dollar (rather than the changes in the Israeli consumer price index; hereafter - Israeli
                    CPI), as permitted by Opinion 36 of the Institute of Certified Public Accountants in Israel (hereafter - the Israeli Institute), for companies whose securities are traded on a foreign stock exchange; the Company's shares are traded on the American Stock Exchange ("AMEX"). As to the discontinuance of adjusting financial statements for the effects of inflation, with effect from January 1, 2004, see
                    q. below.

                      AMERICAN ISRAELI PAPER MILLS LIMITED
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 -  SIGNIFICANT ACCOUNTING POLICIES (continued):

          The adjusted NIS data are the product of the data in dollar terms multiplied by the representative exchange rate of the dollar at December 31, 2003 - $1 = NIS 4.379 (see also note 8b).

               2) Non-monetary balance sheet items (mainly fixed assets, inventories and deferred charges, and shareholders' equity items originating in cash flow from shareholders) have been adjusted on the basis of the changes in the exchange rate of the dollar since the related transactions were carried out. The income statement components relating to these non-monetary balance sheet items have been adjusted on the same basis as the related balance sheet items.

                    Investments in some of the associated companies (the activities of which are an integral part of the Company's activities) and the Company's share in their operating results have been determined based on their financial statements, which are adjusted on the basis of changes in the exchange rate of the dollar. As to associated companies the financial statements of which are adjusted on the basis of the changes in the Israeli CPI, see (4) below.

                    The components of the statements of income (except financing) relating to transactions carried out in the reported year - sales, purchases, labor costs, etc. - have been adjusted on the basis of the exchange rates in effect on transaction dates.

                    Financial income and expenses represent such income and expenses in real terms and the erosion of balances of monetary items during the year.

               3) The amounts of non-monetary items do not necessarily represent realizable value or any other economic value, but only their original historical values adjusted on basis of the changes in the exchange rate of the dollar. In these financial statements, the term "cost" signifies cost in adjusted NIS.

               4) Associated companies whose financial statements are adjusted on the basis of the changes in the Israeli CPI

                    For purposes of inclusion on the equity basis, the amounts included in the financial statements of the above associated companies operating independently were treated as follows:

                    Balance sheet items at the end of the year and the results of operations for the year reflect the amounts presented in the financial statements of such companies. Balance sheet items at the beginning of the year and changes in shareholders' equity items during the year were adjusted on the basis of the changes in the exchange rate of the dollar at the beginning of the year or at the date of each change, respectively, through the end of the year. Any differences resulting from the treatment described above were carried to the adjusted shareholders' equity under a separate item ("currency adjustments in respect of financial statements of associated companies").

                      AMERICAN ISRAELI PAPER MILLS LIMITED
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 -  SIGNIFICANT ACCOUNTING POLICIES (continued):

          c.   Principles of consolidation:

               1) The consolidated financial statements include the accounts of the Company and its subsidiaries. A list of the main subsidiaries is presented in a schedule to the financial statements.

               2) Intercompany transactions and balances, as well as intercompany profits on sales which have not yet been realized outside the Group, have been eliminated.

          d.   Inventories

               Raw materials and supplies, finished goods, purchased products and maintenance and sundry stores are valued at the lower of cost or market (net of processing costs and after deduction of a provision for obsolescence, where appropriate); cost is determined on the moving average basis.

          e.   Investments in associated companies:

               1) The investments in these companies are accounted for by the equity method.

               2) Profits on intercompany sales, not yet realized outside the Group, have been eliminated according to the percentage of the Company's holding in such companies.

               3) With effect from the interim financial statements for the 3-month period ended March 31, 2003, the Company reviews whether any events have occurred or changes in circumstances have taken place, which might indicate that there has been an impairment of its investments in associated companies - see g. below.

               4) The excess of cost of the investment in associated companies over the equity in net assets at time of acquisition ("excess of cost of investment") or the excess of equity in net assets of associated companies at time of acquisition over the cost of their acquisition ("negative excess of cost of investment") represent the amounts attributed to specific assets upon acquisition, at fair value. The excess of cost of investment and the negative excess of cost of investment are presented at their net amount and are amortized over the remaining useful life of the assets. The average rate of amortization is 10%.

          f.   Fixed assets:

               1) Fixed assets are stated at cost, net of related investment grants.

               2) Fixed assets of own manufacture are stated at cost, based on the direct costs with the addition of an appropriate portion of related production costs.

               3) Borrowing costs in respect of credit applied to finance the construction of the fixed assets - during the period until construction is completed - are charged to cost of such assets.

                      AMERICAN ISRAELI PAPER MILLS LIMITED
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)


NOTE 1 -  SIGNIFICANT ACCOUNTING POLICIES (continued):

               4) The assets are depreciated by the straight-line method on basis of their estimated useful life, as follows:

                                                                   Years
                                                         -----------------------

                       Buildings                               10-50 (mainly 33)
                       Machinery and equipment           7-20 (mainly 10 and 20)
                       Vehicles                                5-7 (mainly 7)
                       Office furniture and equipment
                           (including computers)               3-17 (mainly 4)

          g.   Impairment in value of Long-Lived Assets

               In February 2003, Accounting Standard No. 15 of the Israeli Accounting Standard Board (hereafter - IASB) - "Impairment of Assets", became effective. This standard requires a periodic review to evaluate the need for a provision for the impairment of the company's non-monetary assets - mainly fixed assets as well as investments in associated companies.

               Accordingly, commencing with the interim financial statements for the 3-month period ended March 31, 2003, the Company assesses - at each balance sheet date - whether any events have occurred or changes in circumstances have taken place, which might indicate that there has been an impairment of one or more of the above assets. When such indicators of impairment are present, the Company evaluates whether the carrying value of the asset .

               The recoverable value of an asset is determined according to the higher of the net selling price of the asset or its value in use to the Company. The value in use is determined according to the present value of anticipated cash flows from the continued use of the asset, including those expected at the time of its future retirement and disposal. When it is not possible to assess whether an impairment provision is required for a particular asset on its own, the need for such a provision is assessed in relation to the recoverable value of the cash generating unit to which that asset belongs.

               Through December 31, 2002, the Company and its subsidiaries applied the provisions for assessing and recording impairment of assets, prescribed by the U.S. standard, FAS 121. The adoption of Standard 15 for the first time has not had any effect on the Company and its subsidiaries.

                      AMERICAN ISRAELI PAPER MILLS LIMITED
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)


NOTE 1 -  SIGNIFICANT ACCOUNTING POLICIES (continued):

          h.   Deferred charges

               The item represents notes issuance costs, which are amortized over the period of the notes (see note 4b).

          i.   Deferred income taxes:

               1) Deferred taxes are computed in respect of differences between the amounts presented in these statements and those taken into account for tax purposes. As to the main factors in respect of which deferred taxes have been included - see note 7g. Deferred tax balances are computed at the tax rate expected to be in effect at time of release to income from the deferred tax accounts. The amount of deferred taxes presented in the income statements reflects changes in the above balances during the reporting years.

               2) Taxes which would apply in the event of disposal of investments in subsidiaries and associated companies have not been taken into account in computing the deferred taxes, as the Company intends to hold these investments, not to realize them.

               3) The Group may incur an additional tax liability in the event of intercompany dividend distribution derived from "approved enterprises" profits - see note 7a. No account was taken of this additional tax, since it is the Group's policy not to cause distribution of dividend which would involve an additional tax liability to the Group in the foreseeable future.

          j.   Revenue recognition

               Revenue from sale of products to the local market, net of discounts granted, is recognized upon shipment to the customer (which represents the point at which the title transfers). Revenue from sale of products for export, net of discounts, is recognized as the products are delivered to the customer in the target country.

          k.   Shipping and handling fees costs

               Shipping and handling costs are classified as component of selling and marketing expenses.

          l.   Advertising expenses

               Advertising expenses are charged to income as incurred (as to the amount of the expenses, see note 10h).

          m.   Allowance for doubtful accounts

               The allowance is determined mainly in respect of specific debts doubtful of collection (see note 13b).

                      AMERICAN ISRAELI PAPER MILLS LIMITED
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)


NOTE 1 -  SIGNIFICANT ACCOUNTING POLICIES (continued):

          n.   Derivative financial instruments

               Gains or losses on and cash flows from derivatives that are hedging existing assets or liabilities are recognized in income and cash flows statements and cash flows statements commensurate with the results from those assets or liabilities.

          o.   Cash equivalents

               The Group considers all highly liquid investments, which include short-term bank deposits that are not restricted as to withdrawal or use, the period to maturity of which did not exceed three months at time of deposit, to be cash equivalents.

          p.   Net income per NIS 1 of par value of shares

               Net income per NIS 1 of par value of shares is computed in accordance with Opinion 55 of the Israeli Institute; as to the data used in the per share computation - see note 11.

          q.   Recently issued pronouncement

               In October 2001, the IASB issued Israel Accounting Standard No. 12 - "Discontinuance of Adjusting Financial Statements for Inflation", which provided for the discontinuance of adjusting financial statements for the effects of inflation, as of January 1, 2003. In December 2002, Accounting Standard No. 17 was issued that postponed the date from which Accounting Standard No. 12 is to be applied until January 1, 2004.

               Since the Company's financial statements are drawn up in NIS adjusted for the changes in the dollar (as allowed by section 29(b) of Opinion 36 of the Israeli Institute), and based on the provisions in paragraph 4 to Israeli Accounting Standard No. 13, with effect from January 1, 2004, the Company will no longer be able to measure its operations in dollars, and will have to resume measuring its operations in NIS. The inflation-adjusted NIS amounts as of December 31, 2003, as presented in these financial statements, will be the base for the nominal-historical financial reporting as of January 1, 2004.

               The implementation of Standard No. 12 will mainly affect the financial income and expenses items.

NOTE 2 -  INVESTMENTS IN ASSOCIATED COMPANIES:

          a. The Company has a number of investments in associated companies, which are held either directly or through associated companies. The financial statements of significant associated companies (Neusiedler Hadera Paper Ltd. and Hogla-Kimberly Ltd.) are attached to these financial statements.

                      AMERICAN ISRAELI PAPER MILLS LIMITED
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)


NOTE 2 -  INVESTMENTS IN ASSOCIATED COMPANIES (continued):

          b.   Composed as follows:

                                                                                             December 31
                                                                                         ------------------
                                                                                         2003          2002
                                                                                         ----          ----
                                                                                            Adjusted NIS
                                                                                            in thousands
                                                                                         ------------------
               Cost:
                   Shares                                                                54,241       54,241
                   Excess of cost of investment - net                                     2,086        2,086
                   L e s s - accumulated amortization                                    (3,068)      (3,375)
               Gain on issuance of shares of an associated
                   company to a third party                                              40,241       40,241
               Currency adjustments                                                      (1,122)      (3,482)
               Share in profits accumulated since acquisition - net                     246,864      228,013
                                                                                        -------      -------
                                                                                        339,242      317,724
               Long-term loans and capital notes
                   (December 31, 2002 - net of current maturities)*                      44,637       48,432
                                                                                        -------      -------
                                                                                        383,879      366,156
                                                                                        =======      =======

               * Classified by linkage terms, the total amounts of the loans and capital notes are as follows:


                                                                                              December 31
                                                                                         ---------------------
                                                                                         2003             2002
                                                                                         ----             ----
                                                                                             Adjusted NIS
                                                                                             in thousands
                                                                                         ---------------------
               Linked to the dollar                                                     21,897          43,790
               Linked to the Israeli CPI                                                10,553           8,790
               Unlinked capital note                                                    12,187           4,610
                                                                                        ------          ------
                                                                                        44,637          57,190
               L e s s - current maturities                                                              8,758
                                                                                        ------          ------
                                                                                        44,637          48,432
                                                                                        ======          ======


               These loans and capital notes do not bear interest.

               As of December 31, 2003, the repayment dates of the balance of the loans and capital notes have not yet been determined.

                      AMERICAN ISRAELI PAPER MILLS LIMITED
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)


NOTE 2 -  INVESTMENTS IN ASSOCIATED COMPANIES (continued):

          c.   The changes in the investments during 2003 are as follows:

                                                                                       Adjusted NIS
                                                                                       in thousands
                                                                                       ------------
               Balance at beginning of year                                              366,156

               Changes during the year:
                   Share in profits of associated companies - net                         35,549
                    Dividend received from an associated company                         (16,391)
                   Currency adjustments                                                    2,360
                   Decrease in balance of long-term loans and capital notes - net         (3,795)
                                                                                         -------
               Balance at end of year                                                    383,879
                                                                                         =======

          d.   Neusiedler Hadera Paper Ltd. (hereafter - N.H.P.)

               N.H.P. is held to the extent of 49.9% by the Company and also by Neusiedler AG (hereafter - Neusiedler), under an agreement dated November 21, 1999. According to said agreement, N.H.P. purchased the Group's activities in the field of printing and writing paper, and issued to Neusiedler 50.1% of its shares. As part of the said agreement, Neusiedler was granted an option to sell to the Company its holdings in N.H.P., at a price which is 20% lower than the value (as defined in the agreement). The understanding between the parties is that the option would only be exercised under continued extraordinary circumstances that preclude the operation of N.H.P. in Israel. The Company believes that the likelihood of such circumstances is very remote.

          e.   Investment in Carmel Container Systems Limited (hereafter -
               Carmel)

               The investment in shares includes, as of December 31, 2003 and 2002, an investment of adjusted NIS 29,475,000 and adjusted NIS 28,717,000, respectively, investment in Carmel, which is held to the extent of 26.25%. Carmel's shares are traded in the United States on the "AMEX" Stock Exchange. The market value of the Company's holding in these shares as of December 31, 2003 and 2002 is adjusted NIS 9,656,000.

               The financial statements of Carmel are drawn up on the basis of historical cost, adjusted for the changes in the general purchasing power of Israeli currency measured on the basis of the Israeli CPI. For purposes of inclusion in these financial statements, Carmel's financial statements were adjusted on the basis of the changes in the exchange rate of the dollar.

                      AMERICAN ISRAELI PAPER MILLS LIMITED
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 -  INVESTMENTS IN ASSOCIATED COMPANIES (continued):

          The Company's management believes that the low market value of these shares is not representative of the economic value, as the trade in Carmel's shares is very weak. At the beginning of 2003, the Company used the services of an outside appraiser in determining the value in use to the Company.

          The Company's management believes, based on the abovementioned and current developments in 2003, that the investment should not be written down.

          f. Investment in T.M.M Integrated Recycling Industries Ltd. (hereafter - T.M.M.)

               In 2000, the Company and Compagnie Generale D'Entreprises Automobiles (hereafter - CGEA), an international French group in the field of environmental services - through a jointly held company (Barthelemi Holdings Ltd., in which the Company holds 33.9% interest; hereafter - Barthelemi) - acquired shares of T.M.M. from its controlling shareholders.

               In addition, T.M.M was merged with Amnir Industries and Environmental Services Ltd. (in which the Company and CGEA held 49% and 51%, respectively; hereafter - Amnir Environment) in such a manner that Amnir Environment became a wholly-owned subsidiary of T.M.M.

               In August 2003, Barthelemi acquired approximately 7% of the share capital of T.M.M off the stock exchange.

               As of December 31, 2003, the Company's share in T.M.M. (directly and through Barthelemi) aggregates 41.6%.

               The excess of equity in net assets of T.M.M. shares, over the cost of investment therein - adjusted NIS 1,581,000 is amortized over a period of ten years.

               The amount invested in shares includes adjusted NIS 15,759,000 (December 31, 2002 - adjusted NIS 15,567,000), which was directly invested in T.M.M. (17.8%), the shares of which are traded on the Tel Aviv Stock Exchange; the market value of these shares aggregates adjusted NIS 13,713,000 as of December 31, 2003 (December 31, 2002 - adjusted NIS 7,300,000).

               The Company's management examined the value of its investment in T.M.M. for impairment which is not temporary in nature. At the beginning of 2003, the Company used the services of an outside appraiser in determining the value in use to the Company.

               The Company's management believes, based on the abovementioned and current developments in 2003, that the investment should not be written down.

                      AMERICAN ISRAELI PAPER MILLS LIMITED
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 3 -  FIXED ASSETS:

          a. Composition of assets, grouped by major classifications, and changes therein during 2003, are as follows:

                                                               Cost
                                     --------------------------------------------------------
                                     Balance at     Additions      Retirements     Balance at
                                     beginning         during         during         end of
                                      of year        the year        the year         year
                                     ----------     ---------      -----------     ----------
                                                     Adjusted NIS in thousands
                                     --------------------------------------------------------
Land and buildings on the land        182,205         3,534              64         185,675
Machinery and equipment               643,549        11,619           1,962         653,206
Vehicles                               33,102         2,886           4,128          31,860
Office furniture and equipment
   (including computers)               64,185         1,384                          65,569
Payments on account of
   machinery and equipment              7,522         9,824                          17,346
                                      -------        ------           -----         -------
                                      930,563        29,247           6,154         953,656
                                      =======        ======           =====         =======

                                                    Accumulated depreciation
                                    --------------------------------------------------------       Depreciated balance
                                    Balance at      Additions      Retirements    Balance at       -------------------
                                     beginning         during        during         end of             December 31
                                      of year        the year       the year         year           2003         2002
                                    ----------      ---------      -----------    ----------        ----         ----
                                                                                                      Adjusted NIS
                                                   Adjusted NIS in thousands                          in thousands
                                    --------------------------------------------------------       -------------------
Land and buildings on the land        100,760         3,477                        104,237        81,438       81,445
Machinery and equipment               432,181        18,873          1,528         449,526       203,680      211,368
Vehicles                               23,003         2,702          3,348          22,357         9,503       10,099
Office furniture and equipment
   (including computers)               48,782         3,113                         51,895        13,674       15,403
Payments on account of
   machinery and equipment                                                                        17,346        7,522
                                      -------        ------          -----         -------       -------      -------
                                      604,726        28,165          4,876         628,015       325,641      325,837
                                      =======        ======          =====         =======       =======      =======

                      AMERICAN ISRAELI PAPER MILLS LIMITED
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)


NOTE 3 -  FIXED ASSETS (continued):

          b.


                                                                                  December 31
                                                                             ---------------------
                                                                             2003             2002
                                                                             ----             ----
                                                                                 Adjusted NIS
                                                                                 in thousands
                                                                             ---------------------
                  The item is net of investment grants in respect
                  of investments in "approved enterprises"
                  (see notes 7a and 9a):
                     Cost                                                     490               490
                     Accumulated depreciation                                 459               458

          c. The Group's real estate is partly owned and partly leased - to the extent of adjusted NIS 44.5 million, in respect of which lease fees of approximately adjusted NIS 25.8 million have been capitalized. The leasehold rights are for 49-year periods ending in the years 2008 to 2059, with options to extend for an additional 49 years.

          d. As of December 31, 2003 and 2002, the cost of fixed assets includes borrowing costs of adjusted NIS 1,007,000 capitalized to the cost of machinery and equipment.

          e. Depreciation expenses amounted to adjusted NIS 28,165,000, adjusted NIS 26,726,000 and adjusted NIS 29,278,000, for the years ended December 31, 2003, 2002 and 2001, respectively.

          f.   As to pledges on assets - see note 9a.

NOTE 4 -  LONG-TERM LOANS AND OTHER LONG-TERM LIABILITIES:

          a.   Loans from banks:

               Composed as follows:

                                                                December 31
                                                          ----------------------
                                                          2003              2002
                                                          ----              ----
                                                                 Adjusted NIS
                                                                 in thousands
                                                          ----------------------
                       Linked to the Israeli CPI*          372             1,056
                       L e s s - current maturities        372               701
                                                           ---             -----
                                                          -,-                355
                                                           ===             =====

                * The weighted average annual interest rate as of December 31,
                  2003 is 4.9%.

                      AMERICAN ISRAELI PAPER MILLS LIMITED
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 4 -  LONG-TERM LOANS AND OTHER LONG-TERM LIABILITIES (continued):

          b.   Notes

               The item represents two series of notes issued to institutional investors as follows:

                                                           December 31
                                                  ----------------------------
                                                         2003            2002
                                                  ------------------    ------
                                                    Adjusted NIS in thousands
                                                  ----------------------------
                                                   Series II        Series I
                                                  ----------- ----------------
               Balance                            200,000     39,629    43,580
               L e s s - current maturities                    6,590     6,214
                                                  -------     ------    ------
                                                  200,000     33,039    37,366
                                                  =======     ======    ======

               (1)  Series I - May 1992

                    The balance of the notes as of December 31, 2003 is redeemable in six installments, due in June of each of the years 2004-2009, each installment amounting to 6.66% of the original par value of the notes, which is adjusted NIS 98,925,000; the unpaid balance of the notes bears annual interest of 3.8%, payable each June. The notes - principal and interest - are linked to the Israeli CPI of February 1992.

               (2)  Series II - December 2003

                    In December 2003, the Company made a private issuance to institutional investors of notes with a par value of NIS 200 million. The notes are redeemable in seven equal annual installments, due in December of each of the years 2007-2013. The unpaid balance of the notes bears annual interest of 5.65%, payable in annual installments at December of each year. The notes - principal and interest - are linked to the Israeli CPI of November 2003.

          c.   Other liabilities:

                                                                       December 31
                                                                 -------------------------
                                                                 2003              2002
                                                                 ----              ----
                                                                 Adjusted NIS in thousands
                                                                 -------------------------
                Capital note to an associated company (1)       32,770             30,293
                Other liability (2)                              2,243              2,243
                                                                ------             ------
                                                                35,013             32,536
                                                                ======             ======


               (1) The capital note is unlinked and interest free. No repayment date has been fixed, but the associated company does not intend to demand the repayment of the capital note before January 1, 2005.

               (2) The loan was received from a supplier in 2000, to finance acquisition of machinery and equipment in the amount of adjusted NIS 2,409,000. The loan is linked to the dollar. No repayment date has yet been fixed. The Company believes that the repayment is not probable before January 1, 2005.

                      AMERICAN ISRAELI PAPER MILLS LIMITED
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 5 -  EMPLOYEE RIGHTS UPON RETIREMENT:

          a. Israeli labor laws and agreements require the company and its subsidiaries to pay severance pay to employees dismissed or leaving their employ under certain circumstances, computed on the basis of the number of years of service and, generally, the latest pay rate (one month's pay for each year of service) or a pension upon retirement.

               To cover the liability for employee rights upon retirement, pursuant to labor agreements in force and based on salary components which, in management's opinion, create entitlement to severance pay, deposits are made by the Company and its subsidiaries with various provident funds (including pension funds) or insurance policies for the benefit of employees.

               The severance pay and pension liability and the amounts funded as above are not reflected in the financial statements, as the pension and severance pay risks have been irrevocably transferred to the pension funds and the insurance companies, as allowed by the Severance Pay Law.

          b. The expenses relating to employee rights upon retirement, which reflect the amounts that were deposited during the reported years with provident funds, pension funds and various insurance policies, are adjusted NIS 8,515,000, adjusted NIS 5,786,000 and adjusted NIS 6,315,000 in 2003, 2002, and 2001, respectively.

NOTE 6 -  SHAREHOLDERS' EQUITY:

          a.   Share capital

               Composed of ordinary registered shares of NIS 0.01 par value, as follows:

                                                                   December 31
                                                             ------------------------
                                                             2003                2002
                                                             ----                ----
                                          Authorized             Issued and paid
                                          ----------             ---------------

               Number of shares           20,000,000      3,968,295           3,918,710
                                          ==========      =========           =========
               Amount in NIS                 200,000         39,683              39,187
                                          ==========      =========           =========

               The shares are traded on stock exchanges in Tel-Aviv and in the U.S. The quoted prices per share, as of December 31, 2003 are NIS 239 and $ 53.5 (NIS 234.3), respectively.

          b.   Employee stock option plans:

               1)   The 1998 plan for senior officers in the Group

                    On January 11, 1998, the board of directors approved a stock option plan for senior officers in the Group ("the 1998 plan for senior officers").

                      AMERICAN ISRAELI PAPER MILLS LIMITED
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 6 -  SHAREHOLDERS' EQUITY (continued):

                    In 2000, 1999 and 1998, 51,330, 51,335 and 52,833 options, respectively, were granted under the 1998 plan for senior officers (including 10,667 options in 2000 and 1999 and 10,666 options in 1998, to an employee who is an interested party). All together, 155,498 options were granted.

                    The exercise price of the options granted as above, was fixed at NIS 134.38. The exercise price is linked to the dollar and is subject to adjustments in respect of the distribution of dividends by the Company.

                    Each batch can be exercised within three years after two years from the date of grant.

                    Notwithstanding the above, the number of shares resulted from exercise of the options and the actual exercise price were fixed as follows: Upon the receipt of an exercise request from an option holder, a computation was made of the difference between the quoted price of the Company's shares at the beginning of that trading day and the exercise price; that difference was then multiplied by the number of exercisable options (hereafter - the benefit). The number of shares that the Company actually issued to the option holder was the number of shares the market value of which was equal to the amount of the benefit computed as above. In consideration for the shares, the option holder paid their par value only.

                    The ordinary shares issued upon exercise of the options conferred upon their holders the same rights as all other ordinary shares, upon issuance.

                    In 2003, 2001 and 2000, 56,663, 46,002 and 51,335 options, respectively, were exercised under the 1998 plan for senior officers. 28,693, 28,149 and 35,990 shares of NIS 0.01 were issued following the exercise, respectively. The unexercised balance of 1,498 options granted expired in 2003.

                    The above plan was carried out according to the principles set out in Section 102 of the Income Tax Ordinance, which stipulates, inter-alia, the terms for recognition of the expense to the Company and for determining the employees' tax liability in respect of the profits attributed thereto as benefits arising from the above plan.

                    The aforementioned expense is recognized in the tax year that the benefit is credited to the employee.

                      AMERICAN ISRAELI PAPER MILLS LIMITED
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 6 -  SHAREHOLDERS' EQUITY (continued):

          b.   Employee stock option plans (continued):

               2)   The 2001 plan for senior officers in the Group

                    On April 2, 2001, the Company's board of directors approved a stock option plan for senior officers in the Group (hereafter - the 2001 plan for senior officers). Under this plan, 194,300 options were allotted on July 5, 2001 without consideration. Each option is exercisable in purchase of one ordinary share of NIS 0.01 par value of the Company. The options will be exercisable in four equal annual batches. The blocking period of the first batch is two years, commencing on the date of grant; the blocking period of the second batch is three years from the date of grant, and so forth. Each batch is exercisable within two years from the end of the blocking period.

                    The exercise price of the options granted as above was set at NIS 217.00, linked to the CPI, on the basis of the CPI as of April 2, 2001. The exercise price for each batch is determined as the lesser of the aforementioned exercise price or the average price of the Company's shares as quoted on the Tel-Aviv Stock Exchange (hereafter - the Stock Exchange) during thirty trading days preceding to the effective date of each batch, less 10%. As stipulated by the 2001 plan for senior officers, the exercise price is to be adjusted, following dividend distributions. Accordingly, the exercise price as of December 31, 2003 is adjusted NIS
                    200.73 for the first batch, adjusted NIS 93.07 for the second batch and adjusted NIS 148.97 for the third batch and adjusted NIS 200.73 for the fourth batch.

                    The quoted price of the Company's shares on the Tel Aviv Stock Exchange close to the time of the board of directors' resolution to grant the options, was NIS 204.00. Prior to the granting of the options, the price was NIS 185.8.

                    The fair value of each option - computed on the basis of the Black-Scholes option-pricing model - as prescribed by the regulations of the Tel-Aviv Stock Exchange - was approximately adjusted NIS 56.69 on the date of grant.

                    Notwithstanding the above, the number of shares resulting from exercise of the options and the actual exercise price will be determined as follows: when an exercise request is received from an option holder, a computation will be made of the difference between the quoted price of the Company's shares at the beginning of that trading day and the exercise price; that difference is to be multiplied by the number of exercisable options, as of the date of the exercise (hereafter - the benefit). The number of shares that the Company will actually issue to the option holder will be the number of shares the market value of which is equal to the amount of the benefit computed as above. In consideration for the shares, the option holder will pay their par value only.

                    The ordinary shares issued upon exercise of the options will confer upon their holders the same rights as all other ordinary shares, upon issuance.

                    In 2003, 1,550 options were exercised under the 2001 plan for senior officers. 227 shares of NIS 0.01 were issued following the exercise. The unexercised balance of the options granted is 192,750.

                      AMERICAN ISRAELI PAPER MILLS LIMITED
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 6 -  SHAREHOLDERS' EQUITY (continued):

                    The above plan is carried out according to the principles set out in Section 102 of the Income Tax Ordinance, which stipulates, inter-alia, the terms for recognition of the expense to the Company and for determining the employees' tax liability in respect of the profits attributed thereto as benefits arising from the above plan.

                    The aforementioned expense will be recognized in the tax year that the benefit is credited to the employee.

               3)   The 2001 employee plan

                    On August 29, 2001, the Company's board of directors approved a stock option plan for employees in the Group, according to a specification (hereafter - the 2001 employee plan). Under this plan, up to 125,000 options will be allotted without consideration. Each option is exercisable in purchase of one ordinary share of NIS 0.01 par value of the Company. The blocking period of the options is two years from the date of grant. Each option is exercisable within three years from the end of the blocking period.

                    On November 4, 2001, 81,455 options were granted under the 2001 employee plan.

                    The exercise price of all the options granted as above was set at NIS 160.99, linked to the CPI, on the basis of the CPI as of August 29, 2001. This price represents the average price of the Company's shares as quoted on the Tel-Aviv Stock Exchange during thirty trading days prior to the date of the board of directors' approval, less 10%. As stipulated by the 2001 employee plan, the exercise price has been adjusted, following a dividend distribution and is adjusted NIS 137.09 as of December 31, 2003.

                    The quoted price of the Company's shares on the Tel Aviv Stock Exchange close to the time of the board of directors' resolution to grant the options, was NIS 171.20. Prior to the granting of the options, the price was NIS 138.80.

                    The fair value of each option - computed on the basis of the Black-Scholes option-pricing model - as prescribed by the regulations of the Tel-Aviv Stock Exchange - was approximately adjusted NIS 64.11 on the date of grant.

                    Notwithstanding the above, the number of shares resulting from exercise of the options and the actual exercise price will be fixed as follows: when an exercise request is received from an option holder, a computation will be made of the difference between the quoted price of the Company's shares at the beginning of that trading day and the exercise price; that difference is to be multiplied by the number of exercisable options, as of the date of the exercise (hereafter - the benefit). The number of shares the that Company will actually issue to the option holder will be the number of shares the market value of which is equal to the amount of the benefit computed as above. In consideration for the shares, the option holder will pay their par value only.

                    The ordinary shares issued upon exercise of the options will confer upon their holders the same rights as all other ordinary shares, upon issuance.

                      AMERICAN ISRAELI PAPER MILLS LIMITED
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 6 -  SHAREHOLDERS' EQUITY (continued):

                    In 2003, 57,962 options were exercised under the 2001 employee plan. 20,665 shares of NIS 0.01 were issued following the exercise. The unexercised balance of the options granted is 23,493.

                    The above plan is carried out according to the principles set out in Section 102 of the Income Tax Ordinance, which stipulates, inter-alia, the terms for recognition of the expense to the Company and for determining the employees' tax liability in respect of the profits attributed thereto as benefits arising from the above plan.

                    The aforementioned expense will be recognized in the tax year that the benefit is credited to the employee.

NOTE 7 -  TAXES ON INCOME:

          a. Tax benefits under the Law for the Encouragement of Capital Investments, 1959 (hereafter - the law)

               Under the law, by virtue of the "approved enterprise" status granted to certain of their production facilities, certain subsidiaries are entitled to various tax benefits (mainly reduced tax rates).

               During the period of benefits - mainly 7 years commencing in the first year in which the companies earn taxable income from the approved enterprises, provided the maximum period to which it is restricted by law has not elapsed - reduced tax rates or exemption from tax apply, as follows:

               1) Corporate tax rate of 25%, instead of the regular tax rate (see d. below).

               2) Tax exemption on income from certain approved enterprises in respect of which the companies have elected the "alternative benefits" (involving waiver of government guaranteed loans); the length of the exemption period is 4 years, after which the income from these enterprises is taxable at the rate of 25% for 3 years.

               The part of the taxable income which is entitled to the tax benefits is determined on the basis of the ratio of the turnover attributed to the "approved enterprise" to the total turnover of these companies, taking into account the ratio of the "approved enterprise" assets to total assets of these companies. The turnover that is attributed to the "approved enterprise" is generally computed on the basis of the ratio of the increase in turnover to the "basic" turnover stipulated in the instrument of approval.

               The period of benefits in respect of the "approved enterprises" of these companies expired at the end of 2003.

               The entitlement to the above benefits is conditional upon the companies' fulfilling the conditions stipulated by the law, regulations published thereunder and the instruments of approval for the specific investments in "approved enterprises". In the event of failure to comply with these conditions, the benefits may be cancelled and the companies may be required to refund the amount of the benefits, in whole or in part, with the addition of linkage differences to the CPI and interest.

                      AMERICAN ISRAELI PAPER MILLS LIMITED
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)


NOTE 7 -  TAXES ON INCOME (continued):

          b. Measurement of results for tax purposes under the Income Tax (Inflationary Adjustments) Law, 1985 (hereafter - the inflationary adjustments law)

               Under the inflationary adjustments law, results for tax purposes are measured in real terms, having regard to the changes in the Israeli CPI. The Israeli companies in the Group are taxed under this law.

               As stated in note 1b, the financial statements are drawn up in NIS adjusted on the basis of the changes in the exchange rate of the dollar. The difference between the change in the Israeli CPI and the change in the exchange rate of the dollar - on an annual and cumulative basis - creates differences between the taxable income and the income reflected in the financial statements.

          c.   The Law for the Encouragement of Industry (Taxation), 1969

               The Company and certain subsidiaries are "industrial companies" as defined by this law. These companies claimed, depreciation at accelerated rates on equipment used in industrial activity as stipulated by regulations published under the inflationary adjustments law.

               The Company files consolidated tax returns with certain subsidiaries.

          d. Tax rates applicable to income not derived from "approved enterprises"

               Income not eligible for the approved enterprise benefits mentioned in a. above is taxed at the regular rate - 36%.

          e.   Reform of the Israeli tax system

               In 2003, the provisions of the Amendment to the Income Tax Ordinance (No. 132), 2002 (hereafter - the tax reform law) came into effect. The tax reform law comprehensively reforms certain parts of the Israeli tax system. Certain provisions of the tax reform law and anticipated supplementary provisions will only be applied from later dates.

               In accordance with the provisions of the tax reform law, as from January 1, 2003, capital gains will be taxed at a reduced rate of 25%, instead of the regular rate of 36% at which they were taxed until the aforementioned date; with regard to the sale of assets acquired prior to January 1, 2003, the reduced tax rate will be applicable only for the gain allocated to capital gains earned after the implementation of that law, which will be calculated as prescribed by the tax reform law. Furthermore, the tax reform law stipulates that carryforward capital losses may be utilized against capital gains without any time restriction (the time limitation for the utilization has been removed in respect of capital losses which arose in the tax year 1996 and thereafter).

          f.   Carryforward tax losses

               Carryforward tax losses of certain subsidiaries are adjusted NIS 14,002,000 and adjusted NIS 12,198,000 as of December 31, 2003 and 2002, respectively. Under the inflationary adjustments law, carryforward losses are linked to the Israeli CPI, and may be utilized indefinitely.

                      AMERICAN ISRAELI PAPER MILLS LIMITED
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 7 -  TAXES ON INCOME (continued):

          g.   Deferred income taxes

               The composition of the deferred taxes, and the changes therein during 2003 and 2002, are as follows:

                                                                   Among             Among              As a
                                                                  current         non-current       non-current
                                                                 assets (1)       assets (2)       liability (3)    Total
                                                                 ----------       ----------       -------------    -----
                                                                                   Adjusted NIS in thousands
                                                                 --------------------------------------------------------
                  Balance at January 1, 2002                       (9,261)                           52,876        43,615
                  Changes in 2002 -
                      amounts carried to income                    (1,687)                            5,390         3,703
                                                                   ------          ------            ------        ------
                  Balance at December 31, 2002                    (10,948)                           58,266        47,318
                  Changes in 2003:
                      Reclassification                              3,885          (3,885)
                      Amounts carried to income                       (64)                            3,535         3,471
                                                                   ------          ------            ------        ------
                  Balance at December 31, 2003                     (7,127)         (3,885)           61,801        50,789
                                                                   ======          ======            ======        ======


               (1) In respect of inventories and provisions for doubtful accounts, vacation and recreation pay and carryforward tax losses.

               (2)  In respect of carryforward tax losses.

               (3)  Mainly in respect of depreciable fixed assets.

                    The deferred taxes are computed at the rate of 36%.

          h.   Taxes on income included in the income statements:

               1)   As follows*:

                                                                                      2003          2002          2001
                                                                                      ----          ----          ----
                                                                                        Adjusted NIS in thousands
                          For the reported year:
                              Current                                                 4,235         4,702
                              Deferred, see g. above                                  3,471         3,703         7,287
                                                                                      -----         -----         -----
                                                                                      7,706         8,405         7,287
                          For prior years - current                                                 1,387
                                                                                      -----         -----         -----
                                                                                      7,706         9,792         7,287

                  * The tax expenses, for all reported years, originate in Israel.

                      AMERICAN ISRAELI PAPER MILLS LIMITED
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 7 -  TAXES ON INCOME (continued):

               2) Following is a reconciliation of the "theoretical" tax expense, assuming all income is taxed at the regular rate, as stated in d. above, and the actual tax expense:

                                                           2003                       2002                       2001
                                                    -------------------       --------------------        -------------------
                                                              Adjusted                    Adjusted                   Adjusted
                                                               NIS in                      NIS in                     NIS in
                                                     %        thousands        %         thousands         %        thousands
                                                    ---       ---------       ---        ---------        ---       ---------
Income before taxes on income, as reported
   in the statements of income                      100.0      32,204        100.0        30,525        100.0         26,723
                                                    =====      ======        =====        ======        =====         ======
Theoretical tax on the above amount                  36.0      11,593         36.0        10,989         36.0          9,620
Tax benefits arising from reduced tax rate
   for approved enterprises                          (1.5)       (487)        (1.0)         (305)        (1.2)          (327)
                                                    -----      ------        -----        ------        -----         ------
                                                     34.5      11,106         35.0        10,684         34.8          9,293
Increase in taxes resulting from computation
   of deferred taxes at a rate which is
   different from the theoretical rate                                                                    0.9            230
Tax deduction in respect of options
   exercised by employees according to
   section 102 of the Israeli
   Income Tax Ordinance                              (5.0)     (1,607)        (6.2)       (1,883)       (14.5)        (3,884)
Other - net                                          (5.6)     (1,793)        (1.3)         (396)         6.1          1,648
                                                    -----      ------        -----        ------        -----         ------
Taxes on income for the reported year                23.9       7,706         27.5         8,405         27.3          7,287
                                                    -----      ------        -----        ------        -----         ------

          i.   Tax assessments

               The Company and most of its subsidiaries have received final tax assessments through the year ended December 31, 2000.

                      AMERICAN ISRAELI PAPER MILLS LIMITED
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 8 -  LINKAGE TERMS OF MONETARY BALANCES:

          a.   As follows:

                                                                   December 31, 2003                    December 31, 2002
                                                              ----------------------------          ----------------------------
                                                          In, or linked  Linked                 In, or linked  Linked
                                                           to, foreign   to the                  to, foreign   to the
                                                            currency    Israeli                   currency    Israeli
                                                         (mainly dollar)  CPI     Unlinked     (mainly dollar)  CPI     Unlinked
                                                              ------    -------    -------          ------     ------    -------
                                                               Adjusted NIS in thousands             Adjusted NIS in thousands
                                                              ----------------------------          ----------------------------
Assets:
    Current assets:
       Cash and cash equivalents                               8,561               150,145           2,833                 2,627
       Short-term deposit                                                           20,000
       Receivables                                            48,457        215    210,560          48,865               191,629
    Investments in associated companies - long-term
       loans (2002 - including current maturities)            21,897     10,553     12,187          43,790      8,790      4,610
                                                              ------    -------    -------          ------     ------    -------
                                                              78,915     10,768    392,892          95,488      8,790    198,866
                                                              ======    =======    =======          ======     ======    =======

Liabilities:
    Current liabilities:
       Short-term credit from banks                                                144,617          24,872                79,138
       Accounts payables and accruals                         11,579               146,033           3,184               158,541
    Long-term liabilities (including current maturities):
       Loans from banks                                                     372                                 1,056
       Notes                                                            239,629                                43,580
       Other liabilities                                       2,243                32,770           2,243                30,293
                                                              ------    -------    -------          ------     ------    -------
                                                              13,822    240,001    323,420          30,299     44,636    267,972
                                                              ======    =======    =======          ======     ======    =======


As to exposures relating to fluctuations in foreign currency exchange rates and the use of derivatives for hedging purposes - see note 13a.

                      AMERICAN ISRAELI PAPER MILLS LIMITED
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 8 -  LINKAGE TERMS OF MONETARY BALANCES (continued):

          b.   Data regarding the exchange rate and the Israeli CPI:

                                Exchange rate of
                                   one dollar        CPI*
                                   ----------        ----
                                       NIS          Points

               At end of year:
                    2003              4.379          178.6
                    2002              4.737          182.0
                    2001              4.416          170.9
                    2000              4.041          168.5

               Change in the year:
                    2003             (7.6%)           (1.9%)
                    2002              7.3%             6.5%
                    2001              9.3%             1.4%

          * Based on the index for the month ending on each balance sheet date, on the basis of 1993 average = 100.

NOTE 9 -  COMMITMENTS AND LIABILITIES SECURED BY PLEDGES:

          a.   In respect of investment grants

               Under the Law for the Encouragement of Capital Investments, 1959, certain subsidiaries and an associated company have received investment grants from the State of Israel. In the event of failure to comply with the terms attached to the receipt of the grants, the companies may be required to refund the amount of the grants, in whole or in part, with linkage differences and interest from the date of receipt.

               The abovementioned subsidiaries have registered floating charges on all their assets in favor of the State of Israel as security for compliance with the terms of the investment grants received. In respect of the grant received by the associated company, the Company has provided a guarantee, with another associated company, for the repayment of the grant. As of December 31, 2003, the guarantee amounts to adjusted NIS 491,000.

          b. In 1996, an associated company received a grant amounting to adjusted NIS 2,067,000 from the Fund for Preparation for Exposure of the Ministry of Industry and Trade. With respect to this grant, the Company has provided a bank guarantee of adjusted NIS 2,018,000 in favor of the State of Israel.

          c. The Company has provided guarantees of adjusted NIS 2,189,000 in favor of an associated company, in connection with the latter's participation in a tender. If the associated company does not win the tender, the guarantee will become null and void.

          d. A subsidiary has provided a guarantee of adjusted NIS 1,291,000 to a bank in respect of a loan extended to an associated company.

                      AMERICAN ISRAELI PAPER MILLS LIMITED
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)


NOTE 9 -  COMMITMENTS AND LIABILITIES SECURED BY PLEDGES (continued):

          e. On May 7, 2001, the Company's board of directors resolved to carry out a plan, which was approved by the shareholders' meeting, to remunerate the Company's chairman of the board of directors. According to the plan, a remuneration will be granted, equal to the increase in the value of 50,000 shares of the Company in the period from May 7, 2001 (share price - NIS 194.37, linked to the terms of the plan) to May 7, 2008. The remuneration will be spread over the period commencing two years from the resolution of the board of directors, until the end of seven years from said resolution. As of December 31, 2003 one quarter of the remuneration is exercisable. A liability was included in the financial statements in respect of the above plan, under current liabilities.

NOTE 10 - SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION:

          Balance sheets:

          a.   Short-term deposit

               The deposit is for a period of one year, unlinked, and bears annual interest (payable monthly) at the rate of 5.5%.

                                                                             December 31
                                                                         ------------------
                                                                          2003       2002
                                                                         -------    -------
                                                                            Adjusted NIS
                                                                            in thousands
                                                                         ------------------
          b.   Receivables:
               1)   Trade:
                      Open accounts                                      128,021    119,927
                      Checks collectible                                  12,975     11,809
                                                                         -------    -------
                                                                         140,996    131,736
                      The item is:
                          Net of allowance for doubtful accounts          13,696     12,752
                          Includes associated companies                   26,594     19,863

               2)   Other:
                      Employees and employee institutions                  3,060      2,336
                      Associated companies ( 2002 - including current
                          maturities)                                     89,691     96,047
                      Prepaid expenses                                     2,883      3,427
                      Advances to suppliers                                9,365      7,214
                      Deferred income taxes, see note 7g                   7,127     10,948
                      Income tax authority                                12,005      6,235
                      Interest receivable                                    257         19
                      Sundry                                               3,858      5,664
                                                                         -------    -------
                                                                         128,246    131,890
                                                                         =======    =======
          c.   Inventories:
               For industrial activities:
                   Finished goods                                         14,819     13,168
                   Raw materials and supplies                             10,426     10,387
                                                                         -------    -------
                                                                          25,245     23,555
                For commercial activities - purchased products            18,817     20,810
                                                                         -------    -------
                                                                          44,062     44,365
                Maintenance and sundry stores                             46,592     46,130
                                                                         -------    -------
                                                                          90,654     90,495
                                                                         =======    =======

                      AMERICAN ISRAELI PAPER MILLS LIMITED
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)


NOTE 10 - SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (continued):

          d.   Credit from banks:

               1)   As follows:

                                                                   December 31
                                                                ------------------
                                                                 2003        2002
                                                                -------    -------
                                                                    Adjusted NIS
                                                                    in thousands
                                                                ------------------
          Short-term credit                                     144,617    104,010
          Current maturities of long-term loans, see note 4a        372        701
                                                                -------    -------
                                                                144,989    104,711
                                                                =======    =======


               2) Classified by currency of repayment, linkage terms and interest rates, the amounts of short-term credit from banks are as follows:

                             Weighted average
                              interest rate
                                    at           December 31
                                December 31, ------------------
                                   2003       2003        2002
                                  -------    -------    -------
                                       %         Adjusted NIS
                                       -         in thousands
                                             -------    -------
                    Unlinked          6.0    144,617     79,138
                    In dollars                           24,872
                                             -------    -------
                                             144,617    104,010
                                             =======    =======


          e.   Accounts payable and accruals - other:

                                                            December 31
                                                          ----------------
                                                           2003      2002
                                                          ------    ------
                                                            Adjusted NIS
                                                            in thousands
                                                          ----------------
               Payroll and related expenses               37,324    30,628
               Institutions in respect of employees       12,944    11,320
               Customs and value added tax authorities       728     1,262
               Associated company                            521       469
               Accrued interest                            2,127       953
               Accrued expenses                            7,825     5,728
               Sundry                                     11,541    12,110
                                                          ------    ------
                                                          73,010    62,470
                                                          ======    ======

                      AMERICAN ISRAELI PAPER MILLS LIMITED
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 10 - SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (continued):

          Statements of income:

                                                                   2003        2002        2001
                                                                 -------      -------     -------
                                                                    Adjusted NIS in thousands
                                                                 --------------------------------
          f.   Sales - net (1):

               Industrial activities (2)                         326,825      310,628     312,751
               Commercial activities                             138,267      145,147     156,958
                                                                 -------      -------     -------
                                                                 465,092      455,775     469,709
                                                                 =======      =======     =======
               (1) Including sales to associated companies       115,505      104,864     114,345
                                                                 =======      =======     =======
               (2) Including sales to export                      44,175       40,645      26,044
                                                                 =======      =======     =======

          g.   Cost of sales:
               Industrial activities:
                   Materials consumed                             72,292       61,649      69,267
                   Payroll and related expenses                   85,419       78,903      93,195
                   Depreciation                                   22,739       21,182      22,807
                   Other manufacturing costs                      80,709       77,765      89,330
                   Decrease (increase) in inventory of
                      finished goods                              (1,651)      12,585      (7,019)
                                                                 -------      -------     -------
                                                                 259,508      252,084     267,580
               Commercial activities - cost of products sold     102,677      111,687     116,244
                                                                 -------      -------     -------
                                                                 362,185      363,771     383,824
                                                                 =======      =======     =======
               Including purchases from associated
                   companies                                      26,374       29,423      32,036
                                                                 =======      =======     =======

          h.   Selling, marketing, administrative and
                 general expenses:
               Selling and marketing:
                   Payroll and related expenses                   15,225       14,692      16,986
                   Packaging, transport and shipping               5,719        5,689       5,842
                   Advertising                                       872
                   Commissions                                     2,733        1,605         902
                   Depreciation                                    1,595        1,659       1,410
                   Other                                           6,052        5,522       5,906
                                                                 -------      -------     -------
                                                                  31,324       29,167      31,918
                                                                 =======      =======     =======

               Administrative and general:
                   Payroll and related expenses                   36,360       31,927      38,166
                   Office supplies, rent and maintenance           1,938        1,750       2,526
                   Professional fees                                 486        1,010       1,174
                   Depreciation                                    2,814        3,884       4,865
                   Doubtful accounts and bad debts                   944        1,791         766
                   Other                                           5,858       10,148       8,830
                                                                 -------      -------     -------
                                                                  48,400       50,510      56,327
                   Less - rent and participation from
                      associated companies                        23,401       24,128      22,886
                                                                 -------      -------     -------
                                                                  24,999       26,382      33,441
                                                                 =======      =======     =======

                      AMERICAN ISRAELI PAPER MILLS LIMITED
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)


NOTE 10 - SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (continued):

                                                                            2003      2002        2001
                                                                            -----    ------      -----
                                                                             Adjusted NIS in thousands
                                                                            --------------------------
          i.   Other income (expenses):

               From the sale of apartments (1)                              1,609
               From termination of an activity and
                   disposal of assets(2)                                             (2,942)
               From the issuance of shares of an associated
                   company to a third party                                                      1,095
                                                                            -----    ------      -----
                                                                            1,609    (2,942)     1,095
                                                                            =====    ======      =====

               1) In 2003, the Company sold apartments that it previously held for the use of its employees.

               2) In 2002, the Company terminated operations at some of its sites, as follows:

                    a) At the Molett site in Nahariya, the operation of the old household paper machine was terminated, following the introduction of a new tissue machine by Hogla-Kimberly Ltd., an associated company. Subsequently, the old paper machine was sold to a third party (overseas).

                    b) In order to comply with the requirements of the Ministry of Environment, the operation of the old paper machines at the Shafir site in Tel-Aviv were terminated. The termination included dismissal of employees, sale of maintenance stores, sale of the machines to a third party (overseas) and other related costs (including closing inventories).

                    c)   The Company sold real estate that it owned in Ashdod.

                         The effects of the restructuring resulting from the termination of the operations are as follows:

                                                                                      2002
                                                                                     -----
                                                                                  Adjusted NIS
                                                                                 in thousands
                                                                                     -----
          Severance pay expenses                                                     (2,334)
          Other expenses, net of sale proceeds                                       (4,475)
          Gain on sale of real estate in Ashdod                                       3,867
                                                                                      -----
                                                                                     (2,942)
                                                                                     ======

                      AMERICAN ISRAELI PAPER MILLS LIMITED
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)


NOTE 10 - SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (continued):

                                                                        2003        2002        2001
                                                                      -------      ------       -----
                                                                          Adjusted NIS in thousands
                                                                      -------------------------------
          j.   Financial income (expenses) - net*:
               Expenses:
                   In respect of long-term loans - net                  1,607
                   In respect of notes - including amortization
                      of deferred charges                               5,031       1,291
                   Erosion of operating monetary balances,
                      net of related hedges                                         2,289       1,502
                   In respect of short-term balances - net
                      (2002 -net of borrowing costs capitalized to
                      the cost of fixed assets)                        16,917       1,506
                                                                      -------      ------       -----
                                                                       23,555       5,086       1,502
                                                                      -------      ------       -----
               Income:
                   In respect of long-term loans - net                              2,098       2,290
                   In respect of notes - including amortization
                      of deferred charges                                                       1,892
                   In respect of increase in value of operating
                      monetary balances, net of related hedges          7,566
                   In respect of short-term balances - net                                      2,422
                                                                      -------      ------       -----
                                                                        7,566       2,098       6,604
                                                                      -------      ------       -----
                                                                      (15,989)     (2,988)      5,102
                                                                      =======      ======       =====
               *   Including financial income (expenses) in respect
                   of loans to associated companies                    (1,376)      2,207       2,260
                                                                      =======      ======       =====


NOTE 11 - NET INCOME PER NIS 1 OF PAR VALUE OF SHARES:

          a. The weighted average par value of shares used in computation of per share data is as follows:

                                                 NIS
                                                 ---
                    Year ended December 31:
                        2003                    40,197
                                                ======
                        2002                    39,557
                                                ======
                        2001                    39,474
                                                ======

          b. In the reported years, plans for granting stock options to employees in the Group were taken into account in computing per share data, having regard to the quoted price of the Company's share at the end of each year.

                      AMERICAN ISRAELI PAPER MILLS LIMITED
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)


NOTE 12 - INTERESTED PARTIES - TRANSACTIONS AND BALANCES:

          a.   Transactions:

               1)   Income (expenses):

                                            2003        2002        2001
                                           ------      ------     -------
                                              Adjusted NIS in thousands
                                           ------------------------------

                    Sales                  38,715      36,030      35,469
                                           ======      ======     =======
                    Costs and expenses     (7,009)     (6,038)    (14,373)
                                           ======      ======     =======

                    The amounts presented above represent transactions that the Company carried out in the ordinary course of business with interested parties (companies which are held by the Company's principal shareholder), at terms and prices similar to those applicable to non-affiliated customers and suppliers.

               2)   Benefits to interested parties:

                                                                  2003    2002      2001
                                                                 ------   -----    -----
                       Payroll to interested parties employed
                           by the Company - adjusted NIS
                           in thousands                          *3,364   2,000    1,699
                                                                 ======   =====    =====
                       Number of people to whom
                           the benefits relate                       2        1        1
                                                                 ======   =====    =====
                       Remuneration of directors who are not
                           employed by the Company -
                           adjusted NIS in thousands               444      324      477
                                                                 ======   =====    =====
                       Number of people to whom
                           the benefits relate                      13        9       11
                                                                 ======   =====    =====

                       * In 2003, includes the Chief Executive Officer (hereafter - CEO) payroll (who was appointed in April 2003), in addition to the payroll of the Chairman of the Board of Directors (who served earlier as the CEO).

               3) In 2003, 2001 and 2000, an interested party employed by the Company exercised 15,999, 5,334 and 10,666 options, respectively, granted to him under the 1998 plan for senior officers, into 8,529, 3,263 and 7,476 shares, respectively, of NIS 0.01 par value each, upon payment of their par value.

               4) As to the plan for the remuneration of the Company's Chairman of the Board of Directors - see note 9e.

                      AMERICAN ISRAELI PAPER MILLS LIMITED
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)


NOTE 12 - INTERESTED PARTIES - TRANSACTIONS AND BALANCES (continued):

          b.   Balances with interested parties:

                                                          December 31
                                                        ----------------
                                                         2003       2002
                                                        ------     -----
                                                          Adjusted NIS
                                                          in thousands
                                                        ----------------

          Accounts receivable - commercial activity*    10,440     8,942
                                                        ======     =====
          Accounts payables and accruals                 2,430        88
                                                        ======     =====

          * There were no significant changes in the balance during the year.

NOTE 13 - FINANCIAL INSTRUMENTS AND RISK MANAGEMENT:

          a.   Derivative financial instruments

               The Company has only limited involvement with derivative financial instruments. The Company uses these instruments as hedges. The Company utilizes derivatives, mainly forward exchange contracts and currency options, to protect its dollar cash flows in respect of existing assets and liabilities. As the counter-parties to these derivatives are Israeli banks, the Company considers the inherent credit risks remote. As at December 31, 2003 and 2002, there are no balances in respect of transactions in derivative financial instruments.

               In January 2004, the Company entered into a forward transaction for a period of one year, in order to hedge an amount of adjusted NIS 200 million against increases in the Israeli CPI.

          b.   Credit risks

               The Company and its subsidiaries' cash and cash equivalents and the short-term deposit as of December 31, 2003 are deposited mainly with major Israeli banks or with foreign banks controlled by those Israeli banks. The Company and its subsidiaries considers the credit risks in respect of these balances to be remote.

               Most of these companies sales are made in Israel, to a large number of customers. The exposure to credit risks relating to trade receivables is limited due to the relatively large number of customers. The Group performs ongoing credit evaluations of its customers to determine the required amount of allowance for doubtful accounts. An appropriate allowance for doubtful accounts is included in the financial statements.

                      AMERICAN ISRAELI PAPER MILLS LIMITED
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)


NOTE 13 - FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued):

          c.   Fair value of financial instruments

               The fair value of the financial instruments included in working capital of the Group is usually identical or close to their carrying value. The fair value of loans and other liabilities also approximates the carrying value, since they bear interest at rates close to the prevailing market rates, except as described below.

               The Company does not disclose the fair value of long-term loans and capital notes included under investments in associated companies as of December 31, 2003, aggregating adjusted NIS 44,637,000 (see note 2b) and of a capital note to an associated company in the amount of adjusted NIS 32,770,000 (see note 4c(1)), since their value cannot be reliably determined so long as they have no repayment dates.

NOTE 14 - SEGMENT INFORMATION:

          a.   Activities of the Company and its subsidiaries:

               1) Manufacturing and marketing of paper and paper products (packaging and household paper), including collection and recycling of paper waste. The manufacturing of paper relies mainly on paper waste as raw material.

               2) Marketing of office supplies and paper, mainly to institutions.

                    Most of the Group's sales are to the local market (Israel) and of its assets are located in Israel.

                      AMERICAN ISRAELI PAPER MILLS LIMITED
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 14 - SEGMENT INFORMATION (continued):

          b.   Business segment data:

                                                          Paper and recycling               Marketing of office supplies
                                                    ---------------------------------     --------------------------------
                                                     2003         2002         2001        2003        2002         2001
                                                    -------      -------      -------     -------     -------      -------
                                                                          Adjusted NIS in thousands
                                                    ----------------------------------------------------------------------
Sales - net(1)                                      332,124      314,636      316,375     132,968     141,139      153,334
                                                    =======      =======      =======     =======     =======      =======
Income (loss) from ordinary operations               46,282       37,488       21,646         302      (1,033)      (1,120)
                                                    =======      =======      =======     =======     =======      =======
Financial income (expenses), net
Other income (expenses)

Income before taxes on income

Segment assets (at end of year)                     497,811      482,833      478,144      59,480      65,234       67,774
Unallocated assets (at end of year) (2)

Consolidated total assets (at end of year)

Segment liabilities (at end of year)                 58,906       66,325       58,034      25,696      32,930       30,041
Unallocated liabilities (at end of year)

Consolidated total liabilities (at end of year)

Depreciation and amortization                        25,523       24,422       27,068       2,724       2,387        2,295
                                                    =======      =======      =======     =======     =======      =======

       (1) Represents sales to external customers.

       (2) Including investments in associated companies.

                                                                   Total
                                                     ---------------------------------
                                                       2003        2002         2001
                                                     ---------   ---------     -------
                                                         Adjusted NIS in thousands
                                                     ---------   ---------     -------
Sales - net(1)                                         465,092     455,775     469,709
                                                     =========   =========     =======
Income (loss) from ordinary operations                  46,584      36,455      20,526

Financial income (expenses), net                       (15,989)     (2,988)      5,102
Other income (expenses)                                  1,609      (2,942)      1,095
                                                     ---------   ---------   ---------
Income before taxes on income                           32,204      30,525      26,723
                                                     =========   =========   =========
Segment assets (at end of year)                        557,291     548,067     545,918
Unallocated assets (at end of year) (2)                695,983     504,056     506,224
                                                     ---------   ---------   ---------
Consolidated total assets (at end of year)           1,253,274   1,052,123   1,052,142
                                                     =========   =========   =========
Segment liabilities (at end of year)                    84,602      99,255      88,075
Unallocated liabilities (at end of year)               554,442     301,918     329,594
                                                     ---------   ---------   ---------
Consolidated total liabilities (at end of year)        639,044     401,173     417,669
                                                     =========   =========   =========
Depreciation and amortization                           28,247      26,809      29,363
                                                     =========   =========   =========

       (1) Represents sales to external customers.

       (2) Including investments in associated companies.


                                ---------------
                        -------------------------------
                                ---------------

                                                                        Schedule

                      AMERICAN ISRAELI PAPER MILLS LIMITED

                Details of Subsidiaries and Associated Companies
                              At December 31, 2003

                                                         Percentage of direct and
                                                        indirect holding in shares
                                                          conferring equity and
                                                               voting rights
                                                        --------------------------
                                                                    %
                                                                  -----
Main subsidiaries:

    Amnir Recycling Industries Limited                            100.00
    Graffiti Office Supplies and Paper Marketing Ltd.             100.00
    Attar Marketing Office Supplies Ltd.                          100.00
    American Israeli Paper Mills Paper Industry (1995) Ltd.       100.00

Main associated companies:
    Hogla-Kimberly Ltd.                                            49.90
    Subsidiaries of Hogla-Kimberly Ltd.:
       Hogla-Kimberly Marketing Limited                            49.90
       Molett Marketing Limited                                    49.90
       Shikma Ltd.                                                 49.90
       Ovisan Sihhi Bez Sanai Ve Ticavet A.S                       49.90
       Hogla-Kimberly Holdings A.S                                 49.90
       H-K Overseas (Holland) B.V                                  49.90
    Neusiedler Hadera Paper Ltd.                                   49.90
    Subsidiaries of Neusiedler Hadera Paper Ltd.:
       Grafinir Paper Marketing Ltd.                               49.90
       Yavnir (1999) Ltd.                                          49.90
       Neusiedler Hadera Paper Marketing (1999) Ltd.               49.90
       Mitrani Paper Marketing 2000 (1998) Ltd.                    49.90
    Carmel Container Systems Limited                               26.25
    C.D. Packaging Systems Limited*                                63.20
    Barthelemi Holdings Ltd.                                       33.91
    T.M.M. Integrated Recycling Industries Ltd.**                  41.60


* C.D. Packaging Systems Limited is partly held through Carmel Container Systems Limited (an associated company); the holding in voting shares of C.D. Packaging Systems Limited is 63.05%.

** T.M.M Integrated Recycling Industries Ltd. is partly held directly and partly through Barthelemi Holdings Ltd.

[AIPM LOGO]                                        Meizer street
                                                   Industrial Zone, P.O. Box 142
                                                   Hadera 38101, Israel
                                                   Tel: 972-4-6349402
                                                   Fax: 972-4-6339740
                                                   E-Mail: chq@aipm.co.il




Enclosed  please  find  the  financial  reports  of  the  following   associated
companies:

        -         Neusiedler Hadera Paper Ltd.
        -         Hogla-Kimberly Ltd.



The financial report of the following associated companies are not included:

        - Carmel Containers Systems Ltd., according to section 44(c) of the Securities (Periodic and Immediate Reports) Regulations.

        - TMM Integrated Recycling Industries Ltd., a reporting corporation.







[LOGO][LOGO]

                                   EXHIBIT 4
                                   ---------


                          NEUSIEDLER HADERA PAPER LTD.
                            (An Israeli Corporation)

                               2003 ANNUAL REPORT

                          NEUSIEDLER HADERA PAPER LTD.
                            (An Israeli Corporation)

                               2003 ANNUAL REPORT






                                TABLE OF CONTENTS

                                                                        PAGE

AUDITORS' REPORT                                                          2
FINANCIAL STATEMENTS - OF THE COMPANY AND
    CONSOLIDATED - IN ADJUSTED NEW ISRAELI SHEKELS (NIS):
    Balance sheets                                                       3-4
    Statements of income (loss)                                           5
    Statements of changes in shareholders' equity                         6
    Statements of cash flows                                             7-9
    Notes to financial statements                                       10-35
APPENDIX - DETAILS OF INVESTEE COMPANIES                                  36




                              --------------------
                          -----------------------------
                              --------------------

                                AUDITORS' REPORT

To the shareholders of NEUSIEDLER HADERA PAPER LTD.

We have audited the financial statements of Neusiedler Hadera Paper Ltd. (hereafter - the Company) and the consolidated financial statements of the Company and its subsidiaries: balance sheets as of December 31, 2003 and 2002 and the related statements of income (loss), changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company's board of directors and management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Israel and in the United States, including those prescribed by the Israeli Auditors (Mode of Performance) Regulations, 1973. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Company's board of directors and management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, based on our audits, the financial statements referred to above present fairly, in all material respects, the financial position - of the Company and consolidated - as of December 31, 2003 and 2002 and the results of operations, the changes in shareholders' equity and the cash flows - of the Company and consolidated - for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in Israel. Furthermore, in our opinion, the financial statements referred to above are prepared in accordance with the Israeli Securities (Preparation of Annual Financial Statements) Regulations, 1993.

As explained in note 1b, the financial statements referred to above are presented in values adjusted for the changes in the exchange rate of the U.S. dollar, in accordance with pronouncements of the Institute of Certified Public Accountants in Israel.

Tel-Aviv, Israel
    March 10, 2004

                          NEUSIEDLER HADERA PAPER LTD.
                            (An Israeli Corporation)

                                 BALANCE SHEETS
                         IN ADJUSTED NEW ISRAELI SHEKELS

                                                                             CONSOLIDATED              THE COMPANY
                                                                        --------------------      --------------------
                                                                             DECEMBER 31               DECEMBER 31
                                                                        --------------------      --------------------
                                                                NOTE      2003         2002         2003         2002
                                                               ------   -------      -------      -------      -------
                                                                                        IN THOUSANDS
                                                                        ----------------------------------------------
                      ASSETS
          CURRENT ASSETS:                                        8
              Cash and cash equivalents                         1l       31,678       49,089       20,034       45,629
              Accounts receivable:                             10a
                 Trade                                                  147,748      154,995                     2,811
                 American Israeli Paper Mills Limited
                     and its subsidiaries - net                 1a(3)                             134,659       70,559
                 Subsidiaries                                                                                    8,815
                 Other                                                   11,296       12,796       13,458       13,732
              Inventories                                       10b      89,231       79,698       62,650       64,595
                                                                        -------      -------      -------      -------
                     Total  current assets                              279,953      296,578      230,801      206,141
                                                                        -------      -------      -------      -------
          INVESTMENT IN INVESTEE
              COMPANIES                                          2                                  6,932        7,505
                                                                                                  -------      -------
          FIXED ASSETS:                                          3
              Cost                                                      132,692      124,815      127,617      118,802
              Less - accumulated depreciation                            25,381       17,993       22,701       15,611
                                                                        -------      -------      -------      -------
                                                                        107,311      106,822      104,916      103,191
                                                                        -------      -------      -------      -------
          GOODWILL, net of accumulated amortization                       4,423        5,049
                                                                        -------      -------      -------      -------
                     Total assets                                       391,687      408,449      342,649      316,837
                                                                        =======      =======      =======      =======


Date of approval of the financial statements: March 10, 2004


                                            )
-------------------------------------------
             GUNTHER HASSLER                ) CHAIRMAN OF THE BOARD OF DIRECTORS


                                            )
-------------------------------------------
             YAKI YERUSHALMI                ) VICE CHAIRMAN OF THE BOARD OF DIRECTORS


                                            )
-------------------------------------------
               ELIAZ AMAR                   ) CHIEF FINANCIAL OFFICER

                                                                            CONSOLIDATED                     THE COMPANY
                                                                       -----------------------        -----------------------
                                                                             DECEMBER 31                     DECEMBER 31
                                                                       -----------------------        -----------------------
                                                         NOTE            2003           2002           2003            2002
                                                        ------         -------         -------        -------         ------
                                                                                             IN THOUSANDS
                                                                       ------------------------------------------------------
         LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:                                       8
    Credit from banks                                     10c           15,108         14,670          15,108         14,652
    Current maturities of long-term
       capital note                                        5                           17,516                         17,516
    Accounts payable and accruals:                        10d
       Trade - open accounts                                           104,097         76,650          53,397         44,771
       American Israeli Paper Mills Limited
           and its subsidiaries - net                    1a(3)          52,968         54,685
       Subsidiaries                                                                                    52,671
       Other                                                            12,682         19,933          12,049         12,863
                                                                       -------         -------        -------        -------
           Total  current liabilities                                  184,855         183,454        133,225         89,802
                                                                       -------         -------        -------        -------
LONG-TERM LIABILITIES:
    Loans from bank                                        4            51,725         71,837          51,725         71,837
    Capital notes from shareholders (2002 - net
        of current maturities)                             5            43,790         70,064          43,790         70,064
    Deferred income taxes                                 7e            29,247         19,557          29,247         19,574
    Excess of losses of subsidiaries
       over the investments therein                        2                                            2,592          2,058
    Liability for employee rights upon
       retirement                                          6               145            131             145             96
                                                                       -------         -------        -------        -------
           Total long-term liabilities                                 124,907         161,589        127,499         63,629
                                                                       -------         -------        -------        -------
COMMITMENTS                                                9
                                                                       -------         -------        -------        -------
           Total  liabilities                                          309,762         345,043        260,724        253,431
                                                                       -------         -------        -------        -------
SHAREHOLDERS' EQUITY:
    Share capital (ordinary shares of NIS 1 par
       value: authorized - 38,000 shares;
       issued and paid - 1,000 shares)                                       1              1               1               1
    Capital surplus                                                     43,352         43,352          43,352          43,352
    Retained earnings                                                   38,572         20,053          38,572          20,053
                                                                       -------         -------        -------          ------
                                                                        81,925          63,406         81,925          63,406
                                                                       -------         -------        -------          ------
           Total  liabilities and
              shareholders' equity                                     391,687         408,449        342,649         316,837
                                                                       =======         =======        =======         =======


    THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS.

                          NEUSIEDLER HADERA PAPER LTD.
                            (An Israeli Corporation)

                           STATEMENTS OF INCOME (LOSS)
                         IN ADJUSTED NEW ISRAELI SHEKELS

                                                               CONSOLIDATED                             THE COMPANY
                                                      ----------------------------------       --------------------------------
                                          NOTE         2003           2002         2001         2003           2002       2001
                                         ------       ------         ------       ------       ------         ------     ------
                                                                                    IN THOUSANDS
                                                      -------------------------------------------------------------------------
SALES - net                               10e        642,140       575,607       557,576      462,654       421,413     398,150
COST OF SALES                             10f        556,890      *489,962      *505,476      391,492      *359,129    *369,944
                                                     -------      ---------     --------      -------      ---------   --------
GROSS PROFIT                                          85,250        85,645        52,100       71,162        62,284      28,206
                                                     -------      ---------     --------      -------      ---------   --------
SELLING, MARKETING,
    ADMINISTRATIVE AND
    GENERAL EXPENSES:                     10g
    Selling and marketing                             42,892       *42,481       *40,418       32,330       *26,747     *25,189
    Administrative and general                         8,640        10,321         9,671        6,065         4,335       4,272
                                                     -------      ---------     --------      -------      ---------   --------
                                                      51,532        52,802        50,089       38,395        31,082      29,461
                                                     -------      ---------     --------      -------      ---------   --------
INCOME (LOSS) FROM
    ORDINARY OPERATIONS                               33,718         32,843        2,011       32,767         31,202     (1,255)
FINANCIAL EXPENSES - net                  10h          4,681         5,232        13,115        2,713         4,387      11,615
                                                     -------      ---------     --------      -------      ---------   --------
INCOME (LOSS) BEFORE

    TAXES ON INCOME                                   29,037         27,611      (11,104)      30,054         26,815    (12,870)
TAXES ON INCOME (TAX
    BENEFIT)                               7          10,518        11,534        (3,272)      10,275         9,800      (3,299)
                                                     -------      ---------     --------      -------      ---------   --------
INCOME (LOSS) AFTER

    TAXES ON INCOME                                   18,519         16,077       (7,832)      19,779         17,015     (9,571)

SHARE IN PROFITS (LOSSES)
    OF INVESTEE COMPANIES,
    net                                    2                                        (369)      (1,260)         (938)      1,370
                                                     -------      ---------     --------      -------      ---------   --------
NET INCOME (LOSS) FOR
    THE YEAR                                          18,519        16,077        (8,201)      18,519         16,077     (8,201)
                                                     =======      =========     ========      =======      =========   ========


                                                                                  ADJUSTED NIS

NET INCOME (LOSS) PER
    NIS 1 OF PAR VALUE OF
    SHARES                                 1m         18,519        16,077        (8,201)      18,519        16,077      (8,201)
                                                     =======      =========     ========      =======      =========   ========

                                 * Reclassified.

    THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS.

                          NEUSIEDLER HADERA PAPER LTD.
                            (An Israeli Corporation)

                  STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                         IN ADJUSTED NEW ISRAELI SHEKELS

                                                             SHARE CAPITAL
                                                          -------------------          CAPITAL         RETAINED
                                                         NUMBER OF      AMOUNT         SURPLUS         EARNINGS       TOTAL
                                                          SHARES       -------         -------         ------        -------
                                                          -----                            IN THOUSANDS
                                                                       -----------------------------------------------------
BALANCE AT JANUARY 1, 2001                                1,000             1          43,352         12,177         55,530
CHANGES DURING 2001 -
    loss                                                                                              (8,201)        (8,201)
                                                          -----        ------          ------         ------         ------
BALANCE AT DECEMBER 31, 2001                              1,000             1          43,352          3,976         47,329
CHANGES DURING 2002 -
    net income                                                                                        16,077         16,077
                                                          -----        ------          ------         ------         ------
BALANCE AT DECEMBER 31, 2002                              1,000             1          43,352         20,053         63,406

CHANGES DURING 2003 -
    net income                                                                                        18,519         18,519
                                                          -----        ------          ------         ------         ------
BALANCE AT DECEMBER 31, 2003                              1,000             1          43,352         38,572         81,925
                                                          =====        ======          ======         ======         ======


    THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS.

                                                                 (Continued) - 1

                          NEUSIEDLER HADERA PAPER LTD.
                            (An Israeli Corporation)
                            STATEMENTS OF CASH FLOWS
                         IN ADJUSTED NEW ISRAELI SHEKELS

                                                                CONSOLIDATED                             THE COMPANY
                                                       ---------------------------------        --------------------------------
                                                       2003          2002         2001          2003         2002         2001
                                                       ------        ------       ------        ------      ------        ------
                                                                                    IN THOUSANDS
                                                       -------------------------------------------------------------------------
CASH FLOWS FROM OPERATING
    ACTIVITIES:
    Net income (loss) for the year                     18,519        16,077       (8,201)       18,519      16,077        (8,201)
    Adjustments to reconcile net income
       (loss) to net cash provided
       by operating activities (a)                     37,698        31,659       55,377        29,887      26,772        51,770
                                                       ------        ------       ------        ------      ------        ------
    Net cash provided by operating
       activities                                      56,217         47,736      47,176        48,406      42,849        43,569
                                                       ------        ------       ------        ------      ------        ------

CASH FLOWS FROM INVESTING
    ACTIVITIES:
    Acquisition of a subsidiary consolidated
       for the first time (b)                                                     (2,208)                                 (2,208)
    Purchase of fixed assets                           (9,339)      (16,305)     (12,746)       (9,339)    (16,086)      (11,714)
    Proceeds from sale of fixed assets                    635           800          101           244         357            19
                                                       ------        ------       ------        ------      ------        ------
    Net cash used in investing activities              (8,704)      (15,505)     (14,853)       (9,095)    (15,729)      (13,903)
                                                       ------        ------       ------        ------      ------        ------

CASH FLOWS FROM FINANCING
    ACTIVITIES:
    Repayment of long-term loans                      (21,116)       (7,266)                   (21,116)     (7,266)
    Repayment of long-term capital notes
       from shareholders                              (43,790)                                 (43,790)
    Short-term credit from banks - net                    (18)       (4,147)      (5,257)                                 (4,646)
                                                       ------        ------       ------        ------      ------        ------
    Net cash used in financing
       activities                                     (64,924)      (11,413)      (5,257)      (64,906)     (7,266)       (4,646)
                                                       ------        ------       ------        ------      ------        ------
INCREASE (DECREASE) IN CASH
    AND CASH EQUIVALENTS                              (17,411)       20,818       27,066       (25,595)     19,854        25,020

BALANCE OF CASH AND CASH
    EQUIVALENTS AT THE
    BEGINNING OF YEAR                                  49,089        28,271        1,205        45,629      25,775           755
                                                       ------        ------       ------        ------      ------        ------

BALANCE OF CASH AND CASH
    EQUIVALENTS AT END OF YEAR                         31,678        49,089       28,271        20,034      45,629        25,775
                                                       ======        ======       ======        ======      ======        ======

                                                                (Continued) - 2

                          NEUSIEDLER HADERA PAPER LTD.
                            (An Israeli Corporation)
                            STATEMENTS OF CASH FLOWS
                           IN ADJUSTED ISRAELI SHEKELS

                                                                  CONSOLIDATED                              THE COMPANY
                                                        ---------------------------------        ----------------------------------
                                                         2003          2002         2001          2003          2002          2001
                                                        ------        ------       ------        ------        ------        ------
                                                                         IN THOUSANDS (EXCEPT PER SHARE DATA)
                                                        ---------------------------------------------------------------------------
(A)    ADJUSTMENTS TO RECONCILE NET INCOME
        (LOSS) TO NET CASH PROVIDED BY
        OPERATING ACTIVITIES:
        Income and expenses not
          involving cash flows:
          Share in losses (profits) of
             investee companies - net                                                 369         1,260           938        (1,370)
          Depreciation and amortization                  8,626         8,077        6,501         7,252         6,484         5,156
          Deferred income taxes - net                   10,438        11,483       (2,538)       10,275         9,893        (2,572)
          Liability for employee
             rights upon retirement                         14             5           (6)           49            19            (5)
          Capital losses (gains) on
             sale of fixed assets - net                    215            84          189           118            37            (8)
          Linkage differences on (erosion of)
             long-term bank loans                        1,460          (134)      (2,138)        1,460          (134)       (2,138)
          Erosion of (linkage differences
             on) long-term loans to
             investee company                                                         112          (153)           14           180
                                                        ------        ------       ------        ------        ------        ------
                                                        20,753        19,515        2,489        20,261        17,251          (757)
                                                        ------        ------       ------        ------        ------        ------
        Changes in operating assets and
           liabilities:
           Decrease (increase) in accounts
               receivable:
               Trade                                     7,247          (696)      22,674         2,811        (2,455)          165
               American Israeli Paper Mills
                  Limited and its
                  subsidiaries - net                                                                          (41,232)      (29,326)
               Subsidiaries                                                                                    33,473       104,264
               Other                                       752         9,025       (1,678)         (328)        7,983        (2,213)
           Decrease (increase) in inventories           (9,533)       13,010       61,105         1,945         5,744        42,191
           Increase (decrease) in accounts
               payable and accruals:
               Trade                                    27,447         6,043       (3,953)        8,626         1,716         6,106
               American Israeli Paper Mills
                  Limited and its
                  subsidiaries - net                    (1,717)      (18,799)     (18,479)      (64,100)                    (65,388)
               Subsidiaries                                                                      61,486
               Other                                    (7,251)        3,561       (6,781)         (814)        4,292        (3,272)
                                                        ------        ------       ------        ------        ------        ------
                                                        16,945        12,144       52,888         9,626         9,521        52,527
                                                        ------        ------       ------        ------        ------        ------
                                                        37,698        31,659       55,377        29,887        26,772        51,770
                                                        ======        ======       ======        ======        ======        ======

                                                                (Concluded) - 3


                          NEUSIEDLER HADERA PAPER LTD.
                            (An Israeli Corporation)
                            STATEMENTS OF CASH FLOWS
                           IN ADJUSTED ISRAELI SHEKELS

                                                                                                     CONSOLIDATED
                                                                                                   AND THE COMPANY
                                                                                                   ---------------
                                                                                                         2001
                                                                                                   ---------------
                                                                                                     IN THOUSANDS
                                                                                                   ---------------
    (b)      ACQUISITION OF A SUBSIDIARY CONSOLIDATED FOR THE FIRST TIME: Fair
             value of assets and liabilities acquired, at acquisition date:
                Working capital deficiency (excluding cash and cash equivalents) - net                    3,887
                Fixed assets                                                                             (1,228)
                Liability for employee rights upon retirement                                                51
                Deferred income taxes - net                                                              (2,142)
             Investment in the associated company at acquisition date*                                    2,087
             Goodwill arising on acquisition**                                                           (6,141)
                                                                                                         ------
                                                                                                         (3,486)

             Less - amount recorded against debit balance of the former shareholder,
                see supplementary information (2) below                                                   1,278
                                                                                                         ------
                                                                                                         (2,208)
                                                                                                         ======

              *   See note 2a(2).
              ** Including goodwill balance at acquisition date.



                                                           CONSOLIDATED                             THE COMPANY
                                                  ------------------------------          -------------------------------
                                                   2003        2002        2001            2003        2002          2001
                                                  -----       -----        -----          -----       -----         -----
                                                                            IN THOUSANDS
SUPPLEMENTARY CASH FLOW
    INFORMATION:
    Interest paid                                 3,757       3,582        4,664          3,757       3,582         4,664
                                                  =====       =====        =====          =====       =====         =====
    Income taxes paid - net                       (480)         164          666                                      513
                                                  =====       =====        =====                                    =====



SUPPLEMENTARY INFORMATION ON INVESTING AND FINANCING ACTIVITIES NOT INVOLVING CASH FLOWS:

1) In July 2001, the long-term shareholders' loans were converted into capital notes. This conversion is not reflected among financing activities.

2) On April 1, 2001 the Company increased its holdings in the associated company, from 33.3% to 100%. Part of the consideration - adjusted NIS 1,278,000 - which was recorded against debit balance of the former shareholder (which is included among the current account of subsidiaries as of December 31, 2001), is not reflected among investing activities.

    THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS.

                          NEUSIEDLER HADERA PAPER LTD.
                            (An Israeli Corporation)

                          NOTES TO FINANCIAL STATEMENTS

NOTE 1 -  SIGNIFICANT ACCOUNTING POLICIES:

          The significant accounting policies, applied on a consistent basis, are as follows. As to the adoption for the first time in 2003 of the accounting for impairment of assets, see k. below.

          a.   GENERAL:

               1)   Incorporation and operations

                    Neusiedler Hadera Paper Ltd. (hereafter - the Company) was incorporated and commenced operations on January 1, 2000. The Company and its subsidiaries (hereafter - the Group), are engaged in the production and sale of paper and paper products - mainly in Israel, see also note 13.

                    Effective as of January 1, 2003, as part of a change in the organizational structure of the Group, all marketing and selling activities were transferred to one subsidiary with three logistics sites. In the past, the Group's operations in marketing were executed by four subsidiaries. Accordingly, those subsidiaries' employees are now employed by the Company and its inventories were transferred to the remaining subsidiary.

                    Those subsidiaries continued operating in 2003,mainly for collecting old debts.

                    As to agreements with AIPM (see (3) below), see note 11a(2).

               2)   Use of estimates in the preparation of financial statements

                    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at balance sheet date and the reported amounts of revenues and expenses during the reported year. Actual results could differ from those estimates.

               3)   Definitions:

                    The ultimate parent company - Anglo American Plc.

                    Subsidiaries - companies over which the Company has control and over 50% of the ownership, the financial statements of which have been consolidated with the financial statements of the Company.

                    The associated company - Miterani Paper Marketing 2000
                    (1998) Ltd..

                    Investee companies - subsidiaries and the associated company.

                    Shareholders - Neusiedler AG and American Israeli Paper Mills Limited (hereafter - AIPM) which hold 50.1% and 49.9% of the Company's share capital, respectively.

                    Interested parties - as defined in the Israeli Securities (Preparation of Annual Financial Statements) Regulations, 1993.

                          NEUSIEDLER HADERA PAPER LTD.
                            (An Israeli Corporation)

                    NOTES TO FINANCIAL STATEMENTS (continued)

NOTE 1 -  SIGNIFICANT ACCOUNTING POLICIES (continued):

          Affiliated company - companies in which AIPM exerts material influence. Material influence is deemed to exist when the percentage of holding in said company is 20% or more, unless there are circumstances that contradict this assumption.

          Goodwill - the difference between the cost of investment in an investee company and the Company's share in the fair value of its net underlying assets at time of acquisition, net of applicable taxes.

          B.   ADJUSTED FINANCIAL STATEMENTS:

               1) The Company and its subsidiaries maintain their accounts in nominal new Israeli shekels ("NIS") and in U.S. dollars ("dollars"). All figures in the financial statements are presented in NIS adjusted for the changes in the exchange rate of the dollar (rather than the changes in the Israeli consumer price index; hereafter - Israeli CPI).

                    As for discontinuance of adjusting financial statements for the effects of inflation, with effect from January 1, 2004, see also o. hereafter.

                    The adjusted NIS data are the product of the data in dollar terms, multiplied by the representative exchange rate of the dollar at December 31, 2003 - $1 = NIS 4.379 (see also note
                    8b).

                    Condensed nominal Israeli currency data of the Company are presented in note 14.

               2) Non-monetary balance sheet items have been adjusted on the basis of the changes in the exchange rate of the dollar since the related transactions were carried out. The income statement components relating to these non-monetary balance sheet items have been adjusted on the same basis as the related balance sheet items.

                    The investment in the associated company and the Company's share in its operating results have been determined based on its financial statements, adjusted on the basis of the changes in the exchange rate of the dollar. Income statement components (except financing) relating to transactions carried out in the reported year - sales, purchases, labour costs, etc. - have been adjusted on the basis of the exchange rates in effect on transaction dates.

                    Financial income and expenses represent such income and expenses in real terms and the erosion of balances of monetary items during the year.

               3) The amounts of non-monetary items do not necessarily represent realization value or any other economic value, but only their original historical values adjusted on the basis of the changes in the exchange rate of the dollar. In these financial statements, the term "cost" signifies cost in adjusted NIS.

                          NEUSIEDLER HADERA PAPER LTD.
                            (An Israeli Corporation)

                    NOTES TO FINANCIAL STATEMENTS (continued)


NOTE 1 -  SIGNIFICANT ACCOUNTING POLICIES (continued):

          c.   PRINCIPLES OF CONSOLIDATION:

               1) The consolidated financial statements include the accounts of the Company and its subsidiaries. A list of the subsidiaries is presented in the appendix to the financial statements.

               2) Intercompany transactions and balances, as well as intercompany profits on sales which have not been realized outside the Group, have been eliminated.

               3)   As to goodwill, see e(2) below.

          d.   INVENTORIES

               Raw materials and supplies, finished goods and goods in process, and purchased products are valued at the lower of cost or market (net of processing costs, where appropriate and after deduction of a provision for obsolescence), cost is determined on the moving average basis.

          e.   INVESTMENTS IN INVESTEE COMPANIES:

               1) The investments in these companies (in the financial statements of the Company) are accounted for by the equity method.

               2) Goodwill is amortized in equal annual installments, over a period of 10 years, commencing in the year of acquisition.

          f.   FIXED ASSETS:

               1)   Fixed assets are stated at cost.

               2) The assets are depreciated by the straight-line method on basis of their estimated useful life, as follows:

                                                              YEARS
                                                              -----

                    Machinery and equipment            7-20 (mainly 10 and 20)
                    Vehicles                           5-7  (mainly 7)
                    Office furniture and equipment
                        (including computers)          3-5  (mainly 4)

         Leasehold improvements are amortized by the straight-line method over the expected term of the lease, which is shorter than the estimated useful life of the improvements.

                          NEUSIEDLER HADERA PAPER LTD.
                            (An Israeli Corporation)

                    NOTES TO FINANCIAL STATEMENTS (continued)

NOTE 1 -  SIGNIFICANT ACCOUNTING POLICIES (continued):

          g.   DEFERRED INCOME TAXES:

               1) Deferred taxes are computed in respect of differences between the amounts presented in these statements and those taken into account for tax purposes. As to the main factors in respect of which deferred taxes have been included - see note 7e. Deferred tax balances are computed at the tax rate expected to be in effect at time of release to income from the deferred tax accounts. The amount of deferred taxes presented in the income statements reflects changes in the above balances during the reported years.

               2) Taxes which would apply in the event of disposal of investments in the investee companies have not been taken into account in computing the deferred taxes, as the Company intends to hold these investments, not to realize them.

          h.   ALLOWANCE FOR DOUBTFUL ACCOUNTS

               The allowance for doubtful accounts is determined mainly for specific debts doubtful of collection (see note 12b).

          i.   REVENUE RECOGNITION

               Revenue from sale of products, net of discounts granted, is recognized upon shipment (date of transfer of title). Revenue from sale of products for export, net of discounts granted, is recognized upon shipment from port.

          j.   DERIVATIVES FINANCIAL INSTRUMENTS

               Gains and losses on and cash flows from derivatives that are hedging existing assets or liabilities are recognized in income and cash flows statements commensurate with the results from those assets and liabilities.

               Gains and losses related to derivatives that are hedging firm commitments are deferred, and ultimately recognized in income as part of the measurement of the results of the underlying hedged transactions.

          k.   IMPAIRMENT IN VALUE OF LONG-LIVED ASSETS

               In February 2003, Accounting Standard No. 15 of the Israeli Accounting Standards Board - (hereafter - IASB) "Impairment of Assets", became effective. This standard requires a periodic review to evaluate the need for a provision for the impairment of the company's non-monetary assets - fixed assets and identifiable intangibles, including goodwill, as well as investments in associated companies.

               Accordingly, commencing with the interim financial statements for the 3-month period ended March 31, 2003, the company assesses - at each balance sheet date - whether any events have occurred or changes in circumstances have taken place, which might indicate that there has been an impairment of one or more of the above assets. When such indicators of impairment are present, the company evaluates whether the carrying value of the asset in the company's accounts can be recovered from the cash flows anticipated from that asset.

                          NEUSIEDLER HADERA PAPER LTD.
                            (An Israeli Corporation)

                    NOTES TO FINANCIAL STATEMENTS (continued)

NOTE 1 -  SIGNIFICANT ACCOUNTING POLICIES (continued):

               The recoverable value of an asset is determined according to the higher of the net selling price of the asset or its value in use to the Company. The value in use is determined according to the present value of anticipated cash flows from the continued use of the asset, including those expected at time of its future retirement and disposal.

               When it is not possible to assess whether an impairment provision is required for a particular asset on its own, the need for such a provision is assessed in relation to the recoverable value of the cash generating unit to which that asset belongs.

               Through December 31, 2002, the Group applied the provisions for assessing and recording impairment of assets, prescribed by the U.S. standard, FAS 121. The adoption of this standard has not had any effect on the Group.

          l.   CASH EQUIVALENTS

               The Group considers all highly liquid investments, which include short-term bank deposits (up to three months from date of deposit) that are not restricted as to withdrawal or use, to be cash equivalents.

          m.   NET INCOME (LOSS) PER NIS 1 OF PAR VALUE OF SHARES

               Net income (loss) per NIS 1 of par value of shares is computed in accordance with Opinion 55 of the Israeli Institute.

               The par value of shares used in computation of per share data is NIS 1,000.

          n.   ADVERTISING EXPENSES

               Advertising expenses are charged to income as incurred (as to the amount of the expenses, see note 10g).

          o.   RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS:

               In October 2001, the IASB issued Israel Accounting Standard No. 12 - Discontinuance of Adjusting Financial Statements for Inflation, which provided for the discontinuance of adjusting financial statements, as of January 1, 2003. In December 2002, Accounting Standard No. 17 was issued that postponed the date from which Accounting Standard No. 12 is to be applied until January 1, 2004. The inflation-adjusted amounts as of December 31, 2003, as presented in these financial statements, will be the base for the financial reporting in the following periods.

               The Company is currently assessing the effect, if any, of the adoption of this standard, thus, it expects the implementation of Standard No. 12 will mainly affect financing income and expenses items.

                          NEUSIEDLER HADERA PAPER LTD.
                            (An Israeli Corporation)

                    NOTES TO FINANCIAL STATEMENTS (continued)


NOTE 2 -  INVESTMENTS IN INVESTEE COMPANIES:

          A.   COMPOSED AS FOLLOWS:

                                                                              THE COMPANY
                                                                         ----------------------
                                                                              DECEMBER 31
                                                                         ----------------------
                                                                          2003            2002
                                                                         ------          ------
                                                                               ADJUSTED NIS
                                                                              IN THOUSANDS
                                                                         ----------------------
               Shares:
                    Cost                                                  4,338           4,338
                    Share in accumulated losses                          (2,476)         (1,216)
                                                                         ------          ------
                                                                          1,862           3,122
               Long-term loan  (1)                                        2,478           2,325
                                                                         ------          ------
                                                                          4,340           5,447


               The investment is presented in the balance sheets as follows:

                 Among investments                                        6,932           7,505
                 Among long-term liabilities                             (2,592)         (2,058)
                                                                         ------          ------
                                                                          4,340           5,447

               (1) The loan is linked to the Israeli CPI and is interest free. Repayment date has not yet been fixed.

               (2) On April 1, 2001, the Company increased its holdings in the associated company and reached control and ownership of 100%.

          B.   The changes in the investments during 2003 are as follows:

                                                                              THE COMPANY
                                                                              ------------
                                                                              ADJUSTED NIS
                                                                              IN THOUSANDS
                                                                              ------------
                  Balance at beginning of year                                     5,447
                  Changes during the year:
                     Share in losses, net                                         (1,260)
                     Erosion of long-term loans                                      153
                                                                                  ------
                  Balance at end of year                                           4,340

                          NEUSIEDLER HADERA PAPER LTD.
                            (An Israeli Corporation)

                    NOTES TO FINANCIAL STATEMENTS (continued)

NOTE 3 -  FIXED ASSETS

          Composition of assets, grouped by major classifications, and changes therein during 2003, are as follows:

                                                              COST
                                          -----------------------------------------------
                                                    CHANGES DURING THE YEAR
                                          -----------------------------------------------
                                        BALANCE AT
                                         BEGINNING                              BALANCE AT
                                            OF                                    END OF
                                           YEAR       ADDITIONS    RETIREMENTS     YEAR
                                          -------       -----         -----       -------
                                                    ADJUSTED NIS IN THOUSANDS
                                          -----------------------------------------------
             CONSOLIDATED:
       Machinery and equipment            111,743       7,620           820       118,543
       Vehicles                             2,421           6           642         1,785
       Office furniture and
       equipment
          (including computers)             2,426         367                       2,793
       Leasehold improvements               3,668          56                       3,724
       Payments on account of
          machinery and equipment           4,557       1,290                       5,847
                                          -------       -----         -----       -------
                                          124,815       9,339         1,462       132,692
                                          =======       =====         =====       =======

             THE COMPANY:
       Machinery and equipment             110,130       7,620          508       117,242
       Vehicles                                 81           6           16            71
       Office furniture and equipment
          (including computers)              1,462         367                      1,829
       Leasehold improvements                2,595          56                      2,651
       Payments on account of
          machinery and equipment            4,534       1,290                      5,824
                                          -------       -----         -----       -------
                                           118,802       9,339          524       127,617
                                          =======       =====         =====       =======

                                                     ACCUMULATED DEPRECIATION
                                   -------------------------------------------------------------
                                                      CHANGES DURING THE YEAR
                                   ------------------------------------------------------------
                                   BALANCE AT                                   BALANCE AT               DEPRECIATED BALANCE
                                   BEGINNING                                      END OF                     DECEMBER 31
                                      OF                                           YEAR                   2003        2002
                                     YEAR       ADDITIONS   RETIREMENTS            ----                   ----        ----
                                    ------        -----          ---                                         ADJUSTED NIS
                                       ADJUSTED NIS IN THOUSANDS        ADJUSTED NIS IN THOUSANDS            IN THOUSANDS
                                   -----------------------------------  -------------------------        -----------------
             CONSOLIDATED:
       Machinery and equipment      15,058        6,883          238              21,703                 96,840      96,685
       Vehicles                      1,214          375          374               1,215                    570       1,207
       Office furniture and
       equipment
          (including computers)        682          354                            1,036                  1,757       1,744
       Leasehold improvements        1,039          388                            1,427                  2,297       2,629
       Payments on account of
       machinery and equipment                                                                            5,847       4,557
                                    ------        -----          ---              ------                -------     -------
                                    17,993        8,000          612              25,381                107,311     106,822
                                    ======        =====          ===              ======                =======     =======

             THE COMPANY:
       Machinery and equipment      14,463        6,721          151               21,033                96,209      95,667
       Vehicles                         38           11           11                   38                    33          43
   Office furniture and equipment
          (including computers)        333          257                               590                 1,239       1,129
       Leasehold improvements          777          263                             1,040                 1,611       1,818
       Payments on account of
          machinery and equipment                                                                         5,824       4,534
                                    ------        -----          ---              -------               -------     -------
                                    15,611        7,252          162               22,701               104,916     103,191
                                    ======        =====          ===              =======               =======     =======


                          NEUSIEDLER HADERA PAPER LTD.
                            (An Israeli Corporation)

                    NOTES TO FINANCIAL STATEMENTS (continued)


NOTE 4 -  LOANS FROM BANK:


                                                              WEIGHTED
                                                              AVERAGE              CONSOLIDATED AND THE
                                                           INTEREST RATES                COMPANY
                                                           --------------          --------------------
                                                                                       DECEMBER 31
                                                                                   --------------------
                                                                                   2003            2002
                                                                                   --------------------
                                                                                        ADJUSTED NIS
                                                        -------------------        ---------------------
                                                                 %                      IN THOUSANDS
                                                        -------------------        ---------------------

               a)   Composed as follows:
                       Linked to the dollar                    3.08                44,755         63,175
                       Linked to the Israeli CPI               6.55                22,078         23,314
                                                               ----                ------         ------
                                                                                   66,833         86,489

                       Less - current maturities                                   15,108         14,652
                                                                                   ------         ------
                                                                                   51,725         71,837
                                                                                   ======         ======

               b)   The non-current portion of the loans matures as follows:
                       Second year                                                 15,297         14,817
                       Third year                                                  15,497         14,994
                       Fourth year                                                 11,332         15,183
                       Fifth year                                                   3,655         11,006
                       Sixth year and thereafter                                    5,944         15,837
                                                                                   ------         ------
                                                                                   51,725         71,837
                                                                                   ======         ======

               c) The Company is required, inter alia, to fulfill certain operational conditions and to maintain certain financial ratios. If the Company defaults on the covenants, the banks are entitled to demand early repayment of the loans - in whole or in part. The Company believes that it is in compliance with all covenants stipulated by the banks.

               d) As to a "negative pledge agreement" signed by the Company, see note 9c.

NOTE 5 -  CAPITAL NOTES

          The capital notes, from shareholders, are linked to the dollar and bear no interest. Repayment date have not been fixed. In 2003, the Company paid the shareholders an aggregate amount of NIS 43,790,000 in respect of capital notes.

                          NEUSIEDLER HADERA PAPER LTD.
                            (An Israeli Corporation)

                    NOTES TO FINANCIAL STATEMENTS (continued)


NOTE 6 -  EMPLOYEE RIGHTS UPON RETIREMENT:

          a. Israeli labor laws and agreements require the Group to pay severance pay to employees dismissed or leaving their employ under certain circumstances, computed on the basis of the number of years of service and, generally, the latest pay rate (one month's pay for each year of service) or of a pension upon retirement.

               To cover the liability for employee rights upon retirement, pursuant to labor agreements currently in force and based on salary components which, in management's opinion, create entitlement to severance pay, deposits are made with various provident funds (including pension funds) or insurance policies in the name of the employees.

               The severance pay and pension liabilities and the amounts funded as above are not reflected in the financial statements, as the significant pension and severance pay risks have been irrevocably transferred to the pension funds and the insurance companies, as allowed by the Severance Pay Law.

               The liability presented in the balance sheets represents the severance pay liability in respect of temporary employees.

          b. The expenses relating to employee rights upon retirement, which reflect the amounts that were deposited during the reported years with provident funds, pension funds and various insurance policies in respect of permanent employees, and severance payments made in respect of temporary employees, together amount to adjusted NIS 3,827,000, adjusted NIS 2,356,000 and adjusted NIS 2,497,000 in 2003, 2002 and 2001 respectively.

NOTE 7 -  TAXES ON INCOME:

          a. MEASUREMENT OF RESULTS FOR TAX PURPOSES UNDER THE INCOME TAX (INFLATIONARY ADJUSTMENTS) LAW, 1985 (hereafter - the inflationary adjustments law)

               Under the inflationary adjustments law, results for tax purposes are measured in real terms, having regard to the changes in the Israeli CPI. The companies in the Group are taxed under this law.

               As stated in note 1b, the financial statements are drawn up in NIS adjusted on the basis of the changes in the exchange rate of the dollar. The difference between the change in the Israeli CPI and the change in the exchange rate of the dollar - on an annual and cumulative basis - creates differences between the taxable income and the income reflected in the financial statements.

          b.   THE LAW FOR THE ENCOURAGEMENT OF INDUSTRY (TAXATION), 1969

               The Company is an "industrial company" as defined by this law. As such, it is entitled to claim, and has in fact claimed, depreciation at accelerated rates on equipment used in industrial activity as stipulated by regulations published under the inflationary adjustments law.

                          NEUSIEDLER HADERA PAPER LTD.
                            (An Israeli Corporation)

                    NOTES TO FINANCIAL STATEMENTS (continued)


NOTE 7 -  TAXES ON INCOME (continued):

          c.   REFORM OF THE ISRAELI TAX SYSTEM

               In 2003, the provisions of the Amendment to the Income Tax Ordinance (No. 132), 2002 (hereafter - the tax reform law) came into effect. The tax reform law comprehensively reforms certain parts of the Israeli tax system. Certain provisions of the tax reform law and anticipated supplementary provisions will only be applied from later dates.

               In accordance with the provisions of the tax reform law, as from January 1, 2003, capital gains will be taxed at a reduced rate of 25%, instead of the regular rate of 36% at which they were taxed until the aforementioned date; with regard to the sale of assets acquired prior to January 1, 2003, the reduced tax rate will be applicable only for the gain allocated to capital gains earned after the implementation of that law, which will be calculated, as prescribed by the tax reform law.

               Furthermore, the tax reform law stipulates that carryforward capital losses may be utilized against capital gains, without any time restriction (the time limitation for the utilization has been removed in respect of capital losses which arose in the tax year 1996 and thereafter).

          d.   CARRYFORWARD TAX LOSSES

               Carryforward tax losses of the Group and the Company are adjusted NIS 14,997,000 and 14,528,000 at December 31, 2003, respectively.
               (December 31, 2002 - adjusted NIS 39,037,000). Under the inflationary adjustments law, the carryforward losses are linked to the Israeli CPI.

                          NEUSIEDLER HADERA PAPER LTD.
                            (An Israeli Corporation)

                    NOTES TO FINANCIAL STATEMENTS (continued)


NOTE 7 -  TAXES ON INCOME (continued):

          e.   Deferred income taxes:

               1) Composition of the deferred taxes, and the changes therein during 2003 and 2002, are as follows:

                                                                   PROVISIONS FOR EMPLOYEE
                                                                            RIGHTS
                                                                     ---------------------
                                                                                 VACATION     ALLOWANCE
                                                                                   AND            FOR      IN RESPECT OF
                                           DEPRECIABLE               SEVERANCE  RECREATION     DOUBTFUL     CARRYFORWARD
                                          FIXED ASSETS   INVENTORIES    PAY        PAY         ACCOUNTS      TAX LOSSES    TOTAL
                                          ------------   ----------- ---------  ----------     --------     ------------  -------
                                                                     ADJUSTED NIS IN THOUSANDS
                                          ----------------------------------------------------------------------------------------
CONSOLIDATED:
          Balance at January 1, 2002         (18,879)     (1,379)       44        1,636         1,281        18,571         1,274
          Changes in 2002 -
              amounts carried to income       (8,214)      1,274         4         (226)          197        (4,518)      (11,483)
                                             -------      ------        --        -----         -----         -----       -------
          Balance at December 31, 2002       (27,093)       (105)       48        1,410         1,478        14,053       (10,209)
          Changes in 2003 -
              amounts carried to income       (2,206)        649         4          108          (170)       (8,823)      (10,438)
                                             -------      ------        --        -----         -----         -----       -------
          Balance at December 31, 2003       (29,299)        544        52        1,518         1,308         5,230       (20,647)
                                             =======      ======        ==        =====         =====         =====       =======

                          NEUSIEDLER HADERA PAPER LTD.
                            (An Israeli Corporation)

                    NOTES TO FINANCIAL STATEMENTS (continued)

NOTE 7 -  TAXES ON INCOME (continued):

          e.   Deferred income taxes (continued):

                                                                   PROVISIONS FOR EMPLOYEE
                                                                            RIGHTS
                                                                     ---------------------
                                                                                 VACATION
                                                                                   AND         IN RESPECT OF
                                           DEPRECIABLE               SEVERANCE  RECREATION      CARRYFORWARD
                                          FIXED ASSETS   INVENTORIES    PAY        PAY           TAX LOSSES        TOTAL
                                          ------------   ----------- ---------  ----------      ------------      -------
                                                                     ADJUSTED NIS IN THOUSANDS
                                          --------------------------------------------------------------------------------
THE COMPANY:
   Balance January 1, 2002                   (18,879)    (1,113)          27         1,354      16,644         (1,967)
   Changes in 2002 -
       amounts carried to income              (8,214)     1,074            7          (169)     (2,591)        (9,893)
                                             -------        ---           --         -----        -----       -------
   Balance at December 31, 2002              (27,093)       (39)          34         1,185      14,053        (11,860)
   Changes in 2003 -
       amounts carried to income              (2,206)       403           18           333      (8,823)       (10,275)
                                             -------        ---           --         -----        -----       -------
   Balance at December 31, 2003              (29,299)       364           52         1,518        5,230       (22,135)
                                             =======        ===           ==         =====        =====       =======

The deferred taxes are computed at the rate of 36%.

                          NEUSIEDLER HADERA PAPER LTD.
                            (An Israeli Corporation)

                    NOTES TO FINANCIAL STATEMENTS (continued)


NOTE 7 -  TAXES ON INCOME (continued):

          e.   Deferred income taxes (continued):

               2) Deferred taxes are presented in the balance sheets, as follows:

                                              CONSOLIDATED                               THE COMPANY
                                    ---------------------------------         ---------------------------------
                                    AMONG         AS A                        AMONG        AS A
                                   CURRENT     NON-CURRENT                   CURRENT    NON-CURRENT
                                   ASSETS(1)   LIABILITY(2)    TOTAL          ASSETS(1)  LIABILITY (2)   TOTAL
                                    -----       -------       -------         -----       -------       -------
                                       ADJUSTED NIS IN THOUSANDS                   ADJUSTED NIS IN THOUSANDS
                                    ---------------------------------         ---------------------------------
Balance at January 1, 2002          1,533          (259)        1,274           241        (2,208)       (1,967)
Changes in 2002                     7,815       (19,298)      (11,483)        7,473       (17,366)       (9,893)
                                    -----       -------       -------         -----       -------       -------
Balance at December 31, 2002        9,348       (19,557)      (10,209)        7,714       (19,574)      (11,860)
Changes in 2003                      (748)       (9,690)      (10,438)         (602)       (9,673)      (10,275)
                                    -----       -------       -------         -----       -------       -------
Balance at December 31, 2003        8,600       (29,247)      (20,647)        7,112       (29,247)      (22,135)
                                    =====       =======       =======         =====       =======       =======

               (1) In respect of inventories, allowance for doubtful accounts, carryforward tax losses, vacation and recreation pay.

               (2) In respect of depreciable fixed assets, severance pay and carryforward tax losses.

               (3)  The deferred taxes are computed at the rate of 36%.

                          NEUSIEDLER HADERA PAPER LTD.
                            (An Israeli Corporation)

                    NOTES TO FINANCIAL STATEMENTS (continued)


NOTE 7 -  TAXES ON INCOME (continued):

          f.   Taxes on income included in the statements of income (loss):

               1)   As follows:

                                          CONSOLIDATED                             THE COMPANY
                               ----------------------------------        ---------------------------------
                                2003          2002          2001          2003          2002         2001
                               ------        ------        ------        ------        -----        ------
                                                         ADJUSTED NIS IN THOUSANDS
                               ---------------------------------------------------------------------------
 For the reported  year:
     Current                       80            51                                      (93)
     Deferred, see d
        above                  10,438        10,220        (1,761)       10,275        9,893        (1,792)
                               ------        ------        ------        ------        -----        ------
                               10,518        10,271        (1,761)       10,275        9,800        (1,792)
                               ------        ------        ------        ------        -----        ------
 For previous years:
     Current                                                 (733)                                    (729)
     Deferred                                 1,263          (778)                                    (778)
                               ------        ------        ------        ------        -----        ------
                               10,518        11,534        (3,272)       10,275        9,800        (3,299)
                               ======        ======        ======        ======        =====        ======

                          NEUSIEDLER HADERA PAPER LTD.

                            (An Israeli Corporation)
                    NOTES TO FINANCIAL STATEMENTS (continued)


NOTE 7 -  TAXES ON INCOME (continued):

          f. Taxes on income included in the statements of income (loss) (continued):

               2) Following is a reconciliation of the theoretical tax amount, assuming all income (loss) is taxed at the regular rate, and the actual tax amount:

                                                                             CONSOLIDATED
                                                        -------------------------------------------------------
                                                             2003               2002                2001
                                                        --------------      --------------     ----------------
                                                               ADJUSTED           ADJUSTED              ADJUSTED
                                                                  NIS                NIS                   NIS
                                                                  IN                 IN                    IN
                                                          %    THOUSANDS      %   THOUSANDS      %      THOUSANDS
                                                        -----   ------      -----   ------     ------   -------
Income (loss) before taxes on income, as
   reported  in the  statements  of  income (loss)      100.0   29,037      100.0   27,611     (100.0)  (11,104)
                                                        =====   ======      =====   ======     ======   =======
Theoretical  tax (tax benefit) on the above amount       36.0   10,453       36.0    9,940      (36.0)   (3,997)
Changes in taxes resulting from:
   Differences between Israeli CPI
     Adjusted tax returns and dollar-adjusted
     financial  statements - net  (see a above)           0.2       65        0.7      186       20.0     2,212
   Other - net                                                                0.5      145        0.2        24
                                                        -----   ------      -----   ------     ------   -------
Taxes on income (tax benefit) for the
    reported year                                        36.2   10,518       37.2   10,271      (15.8)   (1,761)
                                                        =====   ======      =====   ======     ======   =======

                                                                             THE COMPANY
                                                        -------------------------------------------------------
                                                             2003               2002                2001
                                                        --------------      --------------     ----------------
                                                               ADJUSTED           ADJUSTED              ADJUSTED
                                                                  NIS                NIS                   NIS
                                                                  IN                 IN                    IN
                                                          %    THOUSANDS      %   THOUSANDS      %      THOUSANDS
                                                        -----   ------      -----   ------     ------   -------

Income (loss) before taxes on income, as
   reported  in the  statements of income (loss)        100.0   30,054       100.0   26,815     (100.0)  (12,870)
                                                        =====   ======       =====   ======      =====    ======
Theoretical  tax (tax benefit) on the above amount       36.0   10,819        36.0    9,653      (36.0)   (4,633)
Changes in taxes resulting from:
   Differences between Israeli CPI
     Adjusted tax returns and dollar-adjusted
     financial  statements - net  (see a above)           1.8     (544)        0.3       78       22.0     2,774
   Other - net                                                                 0.3       69        0.1        67
                                                        -----   ------       -----   ------     ------    ------
Taxes on income (tax benefit) for the
    reported year                                        34.2   10,275        36.6    9,800        (14)   (1,792)
                                                        =====   ======       =====   ======     ======    ======

         g.       Tax assessments

                  The Company and its subsidiaries have not been assessed for tax purposes since incorporation.

                          NEUSIEDLER HADERA PAPER LTD.
                            (An Israeli Corporation)

                    NOTES TO FINANCIAL STATEMENTS (continued)

NOTE 8 -  LINKAGE TERMS OF MONETARY BALANCES:

          a.   As follows:

                                                                          CONSOLIDATED
                                                        -------------------------------------------------
                                                                        DECEMBER 31, 2003
                                                        -------------------------------------------------
                                                      IN, OR LINKED
                                                       TO, FOREIGN
                                                     CURRENCY (MAINLY       LINKED TO THE
                                                        THE DOLLAR)          ISRAELI CPI         UNLINKED
                                                        -----------          -----------         --------
                                                                   ADJUSTED NIS IN THOUSANDS
                                                        -------------------------------------------------
Assets:
    Current assets:
       Cash and cash equivalents                           24,492                                  7,186
          Accounts receivable:
           Trade                                           34,213                                113,535
           Other                                                                                     970
                                                         -------               ------            -------
       Long-term loan to subsidiary
                                                           58,705                                121,691
                                                          =======                                =======
Liabilities:
    Current liabilities -
       accounts payable and accruals:
           Trade                                           85,386                                 18,711
           AIPM and its subsidiaries - net                                                        52,968
           Other                                            2,881                                  9,543
    Long-term liabilities:
       Loans from bank (including current maturities)      44,755               22,078
       Capital notes from shareholders  (including
           current maturities)                            43,790
                                                         --------               ------           -------
                                                          176,812               22,078            81,222
                                                         ========               ======           =======
                                                                          THE COMPANY
                                                        -------------------------------------------------
                                                                        DECEMBER 31, 2003
                                                        -------------------------------------------------
                                                      IN, OR LINKED
                                                       TO, FOREIGN
                                                     CURRENCY (MAINLY       LINKED TO THE
                                                        THE DOLLAR)          ISRAELI CPI         UNLINKED
                                                        -----------          -----------         --------
                                                                   ADJUSTED NIS IN THOUSANDS
                                                        -------------------------------------------------
Assets:
    Current assets:
       Cash and cash equivalents                          12,896                                    7,138
          Accounts receivable:
           AIPM and its subsidiaries - net                                                        134,659
           Other                                                                                    5,448
       Long-term loan to subsidiary                                             2,478
                                                         -------                -----            --------
                                                          12,896                2,478             147,245
                                                         =======                =====            ========
Liabilities:
    Current liabilities -
       accounts payable and accruals:                     37,826                                   15,571
           AIPM and its subsidiaries - net                                                         52,671
           Subsidiaries                                    2,881                                    9,168
           Other
    Long-term liabilities:                                44,755                22,078
       Loans from bank (including current maturities)
       Capital notes from shareholders  (including
          current maturities)                             43,790
                                                         -------                -----            --------
                                                         129,252                22,078             77,410
                                                         =======                =====            ========

                          NEUSIEDLER HADERA PAPER LTD.
                            (An Israeli Corporation)

                    NOTES TO FINANCIAL STATEMENTS (continued)

NOTE 8 -  LINKAGE TERMS OF MONETARY BALANCES (continued):

          b.   Data regarding the exchange rate and the Israeli CPI:

                                                             EXCHANGE RATE OF
                                                                ONE DOLLAR             CPI*
                                                             ----------------         ------
                                                                    NIS               POINTS
                                                                    ---               ------
               At end of year:
                   2003                                          NIS 4.379             178.6
                   2002                                          NIS 4.737             182.0
                   2001                                          NIS 4.416             170.9
                   2000                                          NIS 4.041             168.5
               Increase (decrease) during the year:

                   2003                                           (7.6%)               (1.9%)
                   2002                                            7.3%                 6.5%
                   2001                                            9.3%                 1.4%

               * Based on the index for the month ending on each balance sheet date, on the basis of the 1993 average = 100.

NOTE 9 -  COMMITMENTS AND LIABILITIES SECURED BY PLEDGES:

          a. The subsidiaries entered into operating lease agreements for the buildings they use. The agreements are for periods ending through 2008. The projected annual rental payments for the next four years, based on rates in effect as of December 31, 2003, approximate adjusted NIS 1,579,000.

          b.   As to a lease agreement relating to the Company, see note 11a(2).

          c. To secure bank loans and credits (the balance of which at December 31, 2003 is adjusted NIS 66,833,000), the Company signed a "negative pledge agreement," under which it is committed not to pledge its assets (of all kinds), excluding fixed pledges relating to assets financed by others.

NOTE 10 - SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION:

          Balance sheets:

          a.   Accounts receivable:

                                       CONSOLIDATED               THE COMPANY
                                        DECEMBER 31               DECEMBER 31
                                    ------------------       -------------------
                                     2003        2002         2003         2002
                                    -------    -------       -------       -----
                                             ADJUSTED NIS IN THOUSANDS
                                    --------------------------------------------

1) Trade:
    Composed as follows:
  Open accounts                     111,796    119,080                     2,811
  Cheques receivable                 35,952     35,915
                                    -------    -------                     -----
                                    147,748    154,995                     2,811
                                    =======    =======                     =====
  The item includes (is net of):

Neusiedler AG, see note 1a(3)        18,957     34,200
                        = ==        =======    =======
Affiliated company                                2,811                    2,811
                                               ========                    =====
Allowance for doubtful accounts       3,630      4,106
                                    =======    =======

                          NEUSIEDLER HADERA PAPER LTD.
                            (An Israeli Corporation)

                    NOTES TO FINANCIAL STATEMENTS (continued)

NOTE 10 - SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (continued):


                                                                      CONSOLIDATED        THE COMPANY
                                                                     ---------------    ----------------
                                                                       DECEMBER 31         DECEMBER 31
                                                                     ---------------    ----------------
                                                                     2003      2002      2003      2002
                                                                     -----    ------    ------    ------
                                                                           ADJUSTED NIS IN THOUSANDS
                                                                     -----------------------------------
                  2) Other:
                             Institutions                               201       716                 363
                             Customs and value added tax
                                      (VAT) authorities*                                  4,922     3,695
                             Prepaid expenses                           990       504       329       250
                             Advances to suppliers                      736       451       569       451
                             Amounts accrued in respect of
                             forward transactions, see
                             note 12c                                             505                 505
                             Deferred income taxes, see note 7e       8,600     9,348     7,112     7,714
                             Sundry                                     769     1,272       526       754
                                                                     ------    ------    ------    ------
                                                                     11,296    12,796    13,458    13,732
                                                                     ======    ======    ======    ======

* Consolidated VAT returns are filed by the Group

          b.   Inventories:

               For industrial activities:

               Finished goods and goods in process                 32,584    38,317    31,262    36,561
               Raw materials and supplies                          31,389    28,034    31,388    28,034
                                                                   ------    ------    ------    ------
                                                                   63,973    66,351    62,650    64,595
               For commercial activities - purchased products      25,258    13,347
                                                                   ------    ------    ------    ------
                                                                   89,231    79,698    62,650    64,595
                                                                   ======    ======    ======    ======
               The item is net of provision for obsolescence          906     1,375       530       941
                                                                   ======    ======    ======    ======

          c.   Credit from banks:

               Composed as follows:

               Short-term credit                                                 18
               Current maturities of loans from bank, see note 4   15,108    14,652    15,108    14,652
                                                                   ------    ------    ------    ------
                                                                   15,108    14,670    15,108    14,652
                                                                   ======    ======    ======    ======
               Unutilized credit lines                             87,580    87,765    87,580    87,580
                                                                   ======    ======    ======    ======

         In 2003 and 2002, the Company and its subsidiaries entered into an agreement for a bank credit facility, pursuant to which the Company and its subsidiaries may, from time to time, borrow an aggregate principal amount of up to adjusted NIS 87,580,000. Under the terms of the agreement, the credit facility has no time limit.

                          NEUSIEDLER HADERA PAPER LTD.
                            (An Israeli Corporation)
                    NOTES TO FINANCIAL STATEMENTS (continued)

NOTE 10 - SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (continued):

          d.   Accounts payable and accruals:

               1)   Trade:

                                                                              CONSOLIDATED               THE COMPANY
                                                                              ------------               -----------
                                                                              DECEMBER 31                DECEMBER 31
                                                                              -----------                -----------
                                                                           2003         2002         2003          2002
                                                                           ----         ----         ----          ----
                                                                                     ADJUSTED NIS IN THOUSANDS
                                                                           --------------------------------------------
                        The item includes:
                           Neusiedler AG                                    7,803          1,502       1,423           557
                                                                            ======        ======       ======       ======
                           Affiliated company                               1,733          3,943         467
                                                                            ======        ======       ======

               2)   Other:

                        Payroll and related expenses                         1,914         1,594        1,918        1,541
                        Provision for vacation and recreation pay            4,226         3,897        4,228        3,294
                        Customs and value added tax (VAT)
                           authorities*                                        368         1,008
                        Interest payable                                     2,882         3,416        2,882        3,416
                        Advances from customers                                258         5,032
                        Neusiedler AG                                          552         1,901          552        1,901
                        Sundry                                               2,482         3,085        2,469        2,711
                                                                            ------        ------       ------       ------
                                                                            12,682        19,933       12,049       12,863
                                                                            ======        ======       ======       ======

                           * Consolidated VAT returns are filed by the Group.


              Statements of income (loss):

                                                                CONSOLIDATED                        THE COMPANY
                                                                ------------                        -----------
                                                        2003        2002        2001        2003        2002        2001
                                                        ----        ----        ----        ----        ----        ----
                                                                           ADJUSTED NIS IN THOUSANDS
                                                        -----------------------------------------------------------------
          e.   Sales - net (1):
                    Industrial activities (2)          455,927     424,195     406,035     462,654     421,413     398,150
                    Commercial activities              186,213     151,412     151,541
                                                       -------     -------     -------     -------     -------     -------
                                                       642,140     575,607     557,576     462,654     421,413     398,150
                                                       =======     =======     =======     =======     =======     =======
                   (1) Including sales to:

                        Investee companies                                      13,991     462,654     421,413     398,150
                                                                               =======     =======     =======     =======
                        Shareholders
                        and its subsidiaries           170,811     154,765     119,516
                                                       =======     =======     =======
                        Affiliated company                 320         832       1,278
                                                       =======     =======     =======
                   (2) Including export, see
                        note 13                        157,303     149,260     126,059
                                                       =======     =======     =======

                          NEUSIEDLER HADERA PAPER LTD.
                            (An Israeli Corporation)

                    NOTES TO FINANCIAL STATEMENTS (continued)


NOTE 10 - SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (continued):

                                                                  CONSOLIDATED                          THE COMPANY
                                                         ----------------------------------    ---------------------------------
                                                          2003         2002          2001       2003         2002         2001
                                                         -------     --------      --------    -------     --------     --------
                                                                              ADJUSTED NIS IN THOUSANDS
                                                         -----------------------------------------------------------------------
          f.   Cost of sales:
                 Industrial activities:
                  Materials consumed                     271,334      251,070       253,333    271,332      251,070      253,333
                  Payroll and related expenses            30,482     **25,608      **29,373     30,482     **25,608     **29,373
                  Energy costs                            43,166       36,539        34,335     43,164       36,539       34,335
                  Depreciation                             7,243        6,464         5,131      7,243        6,464        5,131
                  Other manufacturing
                   costs and
                   expenses (including rent)              34,758     **29,181      **33,580     33,972     **27,739     **32,040
                  Decrease (increase) in inventories
                   of finished goods
                    and goods in process
                    in process                            (7,269)      18,975       *30,719      5,299       11,709      *15,732
                                                         -------     --------      --------    -------     --------     --------
                                                         379,714      367,837       386,471    391,492      359,129      369,944
                  Commercial activities - cost of
                    products sold                        177,176      122,125       119,005
                                                         -------     --------      --------    -------     --------     --------
                                                         556,890      489,962       505,476    391,492      359,129      369,944
                                                         =======     ========      ========    =======     ========     ========

                  *      After deduction of adjusted NIS 8,625,000 - amounts refunded from insurance companies.
                  **     Reclassified.

                          NEUSIEDLER HADERA PAPER LTD.
                            (An Israeli Corporation)

                    NOTES TO FINANCIAL STATEMENTS (continued)

NOTE 10 - SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (continued):


                                                                  CONSOLIDATED                           THE COMPANY
                                                       ----------------------------------       ------------------------------------
                                                        2003        2002           2001          2003           2002          2001
                                                        ----        ----           ----          ----           ----          ----
                                                                                ADJUSTED NIS IN THOUSANDS
                                                       -----------------------------------------------------------------------------
          g.   Selling, marketing, administrative and general expenses:
                   Selling and marketing:
                    Payroll and related
                     expenses                          16,913       *18,190       *18,922        16,913       *12,033       *11,139
                    Packaging and
                     shipping                          17,460        14,740        11,709         9,714         9,419         9,822
                    Office and warehouse
                     rent and maintenance               4,144        *6,148        *6,094         4,139        *3,941        *3,210
                    Equipment and vehicle
                     maintenance                        1,178         1,427         2,098           399           315           345
                    Advertising                           180           153           245           180           116           145
                    Commissions                         1,865           176           298                         176           298
                    Subsistence and travel                337           311           153           337           311           153
                    Depreciation                          670           880           789            44            20            25
                    Other                                 145           456           110           604           416            52
                                                       ------        ------        ------        ------        ------        ------
                                                       42,892        42,481        40,418        32,330        26,747        25,189
                                                       ======        ======        ======        ======        ======        ======
                    Administrative and general:
                     Payroll and related
                      expenses                          3,821         3,310         3,841         3,821         2,090         2,124
                     Office supplies, rent
                      and maintenance                   1,496         2,339         1,843           933           635           630
                     Professional fees and
                      and maintenance fee               1,594         2,227         2,189         1,152         1,549         1,509
                     Depreciation and
                      amortization                        652           733           581
                     Doubtful accounts and
                      bad debts                           679         1,475           955
                     Other                                398           237           262           159            61             9
                                                       ------        ------        ------        ------        ------        ------
                                                        8,640        10,321         9,671         6,065         4,335         4,272
                                                       ======        ======        ======        ======        ======        ======
                           * Reclassified.

                          NEUSIEDLER HADERA PAPER LTD.
                            (An Israeli Corporation)

                    NOTES TO FINANCIAL STATEMENTS (continued)


NOTE 10 - SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (continued):


                                                                   CONSOLIDATED                               THE COMPANY
                                                        --------------------------------          ----------------------------------
                                                        2003          2002          2001          2003          2002         2001
                                                        ----          ----          ----          ----          ----         ----
                                                                                ADJUSTED NIS IN THOUSANDS
                                                       -----------------------------------------------------------------------------
          h.   Financial income expenses) - net:
                 Expenses:
                   In respect of long-term
                    loans                               3,254         4,208         5,771         3,254         4,206         5,771
                   Erosion of operating
                    monetary balances,
                    net of related hedges                               634         4,946         1,608         1,423         7,110
                  In respect of interest
                    and exchange differences
                    on customer's balances - net        3,770         1,147           875
                  In respect of short-term
                    balances - net                                                  1,253                                       753
                  Other                                                               270                                       186
                                                       ------        ------       -------        ------        ------       -------
                                                       (7,024)       (5,989)      (13,115)       (4,862)       (5,629)      (13,820)
                                                       ------        ------       -------        ------        ------       -------
                 Income:
                  In respect of increase
                    in value of cash
                    balances relating to
                    operating activity                                                                                        2,205
                  Erosion of operating
                    monetary balances, net of             350
                    related hedges
                  In respect of
                    short-term balances - net           1,993           473                       2,149           950
                  Other                                                 284                                       292
                                                       ------        ------       -------        ------        ------       -------
                                                        2,343           757                       2,149         1,242         2,205
                                                       ------        ------       -------        ------        ------       -------
                                                       (4,681)       (5,232)      (13,115)        2,713        (4,387)      (11,615)
                                                       ======        ======       =======        ======        ======       =======

                          NEUSIEDLER HADERA PAPER LTD.
                            (An Israeli Corporation)

                    NOTES TO FINANCIAL STATEMENTS (continued)


NOTE 11 - "INTERESTED PARTIES" - TRANSACTIONS AND BALANCES:

          a.   Transactions - expenses (income):

               1)   As follows:

                                                     CONSOLIDATED                         THE COMPANY
                                            -------------------------------       ---------------------------
                                            2003          2002         2001       2003        2002       2001
                                            ----          ----         ----       ----        ----       ----
                                                                 ADJUSTED NIS IN THOUSANDS
                                            -----------------------------------------------------------------
           Sales                           (171,131)     (155,599)     (120,795)
                                            =======       =======       =======
           Costs and expenses                73,414        71,750        79,072    73,112      66,215    73,392
                                            =======       =======       =======    ======      ======    ======
           Financial - net                   13,759        (3,722)       (3,681)      858        (298)    3,166
                                            =======       =======       =======    ======      ======    ======

               2) The Company leases its premises from AIPM and uses services (including electricity, water, maintenance and professional services) rendered under agreements which are renewed every year. The expenses in respect of the above agreements are presented in (1) above.

               3) The transactions as above represent transactions carried out in the ordinary course of business, at terms and prices as with non-affiliated customers and suppliers.

          b.   Balances with interested parties:

                                                                             CONSOLIDATED                  THE COMPANY
                                                                         -------------------          ---------------------
                                                                             DECEMBER 31                   DECEMBER 31
                                                                         -------------------          ---------------------
                                                                         2003          2002           2003            2002
                                                                         ----          ----           ----            ----
                                                                                      ADJUSTED NIS IN THOUSANDS
                                                                         --------------------------------------------------
                     Current assets - accounts
                         receivable                                     18,957        37,011        134,659         73,370
                                                                        ======        ======        =======         ======
                         Current liabilities - accounts
                         payable and accruals                           62,504        62,578          1,900          3,004
                                                                        ======        ======        =======         ======
                     Capital notes and current maturities
                         of long-term capital notes                     43,790        87,580         43,790         87,580
                                                                        ======        ======        =======         ======

                          NEUSIEDLER HADERA PAPER LTD.
                            (An Israeli Corporation)

                    NOTES TO FINANCIAL STATEMENTS (continued)

NOTE 12 - FINANCIAL INSTRUMENTS AND RISK MANAGEMENT:

          a.   Derivative financial instruments

               The Company has only limited involvement with derivative financial instruments. The Company uses these instruments as hedges. The Company utilizes derivatives, mainly forward exchange contracts to protect its dollar cash flows in respect of existing assets and liabilities. As the counter-parties of these derivatives are Israeli banks, the Company considers the interest credit risks remote. As of December 31, 2003 there are no balances in respect of transactions in derivatives financial instruments.

          b.   Credit risks

               The Group's cash and cash equivalents are deposited mainly with major Israeli banks.

               Most of the Group's sales are made in Israel and Europe, to a large number of customers. The exposure to credit risks relating to trade receivables is limited due to the relatively large number of customers. The Group performs ongoing credit evaluations of its debtors and requires collaterals when appropriate. An appropriate allowance for doubtful accounts is included in the financial statements.

          c.   Fair value of financial instruments

               The financial instruments of the Group consist mainly of non-derivative assets and liabilities (which include working capital items, long-term loans to investee companies, long-term loans received and capital notes) and of some derivatives (see a. above).

               In view of their nature, the fair value of the financial instruments included in working capital of the Group is usually identical or close to their carrying value. The fair value of the long-term loans also approximates the carrying value, since they bear interest at rates close to the prevailing market rates.

               The Company does not disclose the fair value of capital notes from shareholders, included under current liabilities and long-term liabilities aggregating adjusted NIS 43,790 in thousands (see note 5), since their value cannot be reliably determined prior to determining their repayment dates.

               The fair value and the carrying value of derivatives at December 31, 2002, is approximately adjusted NIS 505,000, and generally reflects the estimated amounts that the Group would receive or pay to terminate the contracts at the reporting dates.

NOTE 13 - BUSINESS AND GEOGRAPHICAL SEGMENTS

          Following are data regarding the distribution of the Group's consolidated sales by geographical market, regardless of where the goods were produced:

                                     2003           2002             2001
                                     ----           ----             ----
                                           ADJUSTED NIS IN THOUSANDS
                                    --------------------------------------
                Europe              139,791        129,416         110,005
                Israel              484,837        426,347         431,516
                Other                17,512         19,844          16,054
                                    -------        -------         -------
                                    642,140        575,607         557,575
                                    =======        =======         =======

                          NEUSIEDLER HADERA PAPER LTD.
                            (An Israeli Corporation)
                    NOTES TO FINANCIAL STATEMENTS (continued)

NOTE 14 - NOMINAL DATA OF THE COMPANY:

          a.   Balance sheet data:

                                                                                                  NOMINAL NIS
                                                                                            ------------------------
                                                                                                  IN THOUSANDS
                                                                                                  DECEMBER 31
                                                                                            ------------------------
                                                                                             2003            2002
                                                                                            -------         -------
                                               A S S E T S
                    Current assets:
                        Cash and cash equivalents                                            20,034          49,359
                        Accounts receivable:
                           Trade                                                                              3,041
                           American Israeli Paper Mills Limited and its
                               subsidiaries - net                                           134,659          76,327
                           Subsidiaries                                                                       9,536
                           Other                                                              6,328           6,454
                        Inventories                                                          63,651          69,751
                                                                                            -------         -------
                                                                                            224,672         214,468
                                                                                            -------         -------
                    Investments in investee companies                                         6,592           7,252
                                                                                            -------         -------
                    Fixed assets:
                        Cost                                                                123,564         114,341
                        L e s s - accumulated depreciation                                   21,749          14,853
                                                                                            -------         -------
                                                                                            101,815          99,488
                                                                                            -------         -------
                                                                                            333,079         321,208
                                                                                            =======         =======

                                  LIABILITIES AND SHAREHOLDERS' EQUITY
                    Current liabilities:
                        Credit from banks                                                    15,108          15,850
                        Current maturities of long-term capital loans                                        18,948
                        Accounts payable and accruals:
                           Trade                                                             53,397          48,432
                           Subsidiaries                                                      52,671
                           Other                                                             12,049          13,915
                                                                                            -------         -------
                                                                                            133,225          97,145
                    Long-term liabilities:

                        Loans from bank                                                      51,725          77,710
                        Capital notes from shareholders (net of
                           current maturities)                                               43,790          75,792
                        Excess of losses of subsidiaries over the
                           investments therein                                                3,738           4,325
                        Liability for employee rights upon retirement                           145             104
                                                                                            -------         -------
                                                                                             99,398         157,931
                                                                                            -------         -------
                               T o t a l  liabilities                                       232,623         255,076
                                                                                            -------         -------

                    Shareholders' equity, see c. below:
                        Share capital                                                             1               1
                        Capital surplus                                                      41,125          41,125
                        Retained earnings                                                    59,330          25,006
                                                                                            -------         -------
                                                                                            100,456          66,132
                                                                                            -------         -------
                                                                                            333,079         321,208
                                                                                            =======         =======

                          NEUSIEDLER HADERA PAPER LTD.

                            (An Israeli Corporation)
                    NOTES TO FINANCIAL STATEMENTS (continued)



NOTE 14 - NOMINAL DATA OF THE COMPANY (continued):

          b.   Operating results data:

                                                                                        NOMINAL NIS IN THOUSANDS
                                                                                --------------------------------------
                                                                                  2003            2002            2001
                                                                                  ----            ----            ----
                    Sales - net                                                 480,764          452,986        382,166
                    Cost of sales                                               406,930         *378,990       *351,317
                                                                                -------          -------        -------
                    Gross profit                                                 73,834           73,996         30,849
                                                                                -------          -------        -------
                    Selling, marketing, administrative and
                        general expenses:
                        Selling and marketing                                    33,455          *28,769         *24,205
                        Administrative and general                                9,173            4,639          4,120
                                                                                -------          -------        -------
                                                                                 42,628           33,408         28,325
                                                                                -------          -------        -------
                    Income from ordinary operations                              31,206           40,588          2,524
                    Financial income (expenses) - net                            (3,152)          11,957         22,130
                                                                                -------          -------        -------
                    Income (loss) before taxes on income                         34,358           28,631        (19,606)
                    Tax benefit, see d. below                                                                      (669)
                                                                                -------          -------        -------
                    Income (loss) after taxes on income                          34,358           28,631        (18,937)
                    Share in losses of investee companies, net                       34              385            559
                                                                                -------          -------        -------
                    Net income (loss) for the year - nominal                     34,324           28,246        (19,496)
                                                                                =======          =======        =======

                           * Reclassified.

          c.   Changes in shareholders' equity:

                                                                                    NOMINAL NIS IN THOUSANDS
                                                                   -----------------------------------------------------
                                                                    SHARE         CAPITAL        ACCUMULATED
                                                                   CAPITAL        SURPLUS          DEFICIT        TOTAL
                                                                   -------        -------          -------        -----
                       Balance at January 1, 2001                     1           41,125          16,256         57,382
                       Changes during 2001 -
                           loss                                                                  (19,496)       (19,496)
                                                                   ------         ------          ------        -------
                       Balance at January 1, 2001                     1           41,125          (3,240)        37,886
                       Changes during 2002 -
                           net income                                                             28,246         28,246
                                                                   ------         ------          ------        -------
                       Balance at December 31, 2002                   1           41,125          25,006         66,132
                       Changes during 2003 -
                           net income                                                             34,324         34,324
                                                                   ------         ------          ------        -------
                       Balance at December 31, 2003                   1           41,125          59,330        100,456
                                                                   ======         ======          ======        =======



          d. For practical reasons, no deferred taxes are created in the nominal accounts.

                                 ---------------
                         -------------------------------
                                 ---------------

                                                                        APPENDIX

                          NEUSIEDLER HADERA PAPER LTD.
                          DETAILS OF INVESTEE COMPANIES
                              AT DECEMBER 31, 2003


                                                             PERCENTAGE OF
                                                                HOLDING
                                                         IN SHARES CONFERRING
                                                              PROFIT AND
                                                             VOTING RIGHTS
                                                      --------------------------
                                                                   %
                                                                -------

SUBSIDIARIES:

    Grafinir Paper Marketing Ltd.                                100.00
    Yavnir (1999) Ltd.                                           100.00
    Neusiedler Hadera Paper Marketing (1999) Ltd.                100.00
    Miterani Paper Marketing 2000 (1998) Ltd.                    100.00

                                   EXHIBIT 5
                                   ---------

                               HOGLA-KIMBERLY LTD.
                              FINANCIAL STATEMENTS

                             AS OF DECEMBER 31, 2003

                                TABLE OF CONTENTS


                                                                        PAGE
                                                                        ----

    INDEPENDENT AUDITORS' REPORT                                          1

    FINANCIAL STATEMENTS:

       Balance Sheets                                                     2

       Statements of Operations                                           3

       Statements of Changes in Shareholders' Equity                      4

       Statements of Cash Flows                                          5-6

       Notes to the Financial Statements                                 7-29

                          INDEPENDENT AUDITORS' REPORT
                             TO THE SHAREHOLDERS OF
                               HOGLA-KIMBERLY LTD.

We have audited the accompanying balance sheets of HOGLA-KIMBERLY LTD. ("the Company") as of December 31, 2003 and 2002, and the consolidated balance sheets as of those dates, and the related statements of operations, changes in shareholders' equity and cash flows - of the Company and on a consolidated basis
- for each of the two years in the period ended December 31, 2003. These financial statements are the responsibility of the Company's Board of Directors and management. Our responsibility is to express an opinion on these financial statements based on our audit.

The statements of operations, changes in shareholders' equity and cash flows - of the Company and on a consolidated basis - for the year ended December 31, 2001 were audited by other auditors whose report, dated March 4, 2002, expressed an unqualified opinion on those financial statements.

We conducted our audit in accordance with generally accepted auditing standards in the United States and in Israel, including those prescribed by the Israeli Auditors' Regulations (Mode of Performance), 1973. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Board of Directors and management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position - of the Company and on a consolidated basis - as of December 31, 2003 and 2002, and the results of operations, changes in shareholders' equity and cash flows - of the Company and on a consolidated basis - for each of the two years in the period then ended, in accordance with generally accepted accounting principles in Israel. In addition, in our opinion, the financial statements referred to above are prepared in accordance with the Israeli Securities Regulations (Preparation of Annual Financial Statements), 1993.

Accounting principles generally accepted in Israel vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of the financial position and results of operations as of the dates and for the years presented to the extent summarized in Note 26.

As explained in Note 2A, the financial statements have been prepared on the basis of historical cost adjusted for changes in the exchange rate of the U.S. dollar in relation to the NIS, in accordance with pronouncements of the Institute of Certified Public Accountants in Israel.

Brightman Almagor & Co.

Certified Public Accountants
A Member Firm of Deloitte Touche Tohmatsu

Tel Aviv, March 8, 2004

                               HOGLA-KIMBERLY LTD.
                                 BALANCE SHEETS
           (Adjusted for changes in the U.S. dollar vis-a-vis the NIS)

                                                                         CONSOLIDATED                    COMPANY
                                                                     ----------------------        ----------------------
                                                                         DECEMBER 31,                  DECEMBER 31,
                                                                     ----------------------        ----------------------
                                                        NOTE           2003          2002            2003           2002
                                                        ----         -------        -------        -------        -------
                                                                       NIS IN THOUSANDS              NIS IN THOUSANDS
                                                                     ----------------------        ----------------------
CURRENT ASSETS
   Cash and cash equivalents                              3           37,340         21,330         31,645         10,832
   Current maturities of long-term bank deposits          7            7,882          9,195          7,882          9,195
   Trade receivables                                      4          229,979        182,568         74,668         41,176
   Other receivables                                      5           14,222         10,574          7,879          6,719
   Inventories                                            6           92,664         86,427         58,539         42,292
                                                                     -------        -------        -------        -------
                                                                     382,087        310,094        180,613        110,214
                                                                     =======        =======        =======        =======
LONG-TERM INVESTMENTS
   Long-term deposits                                     7           70,064         77,946              -          7,882
   Capital note of shareholder                            8           32,770         30,294         32,770         30,294
   Investments in Subsidiaries                            9                -              -        196,037        158,619
                                                                     -------        -------        -------        -------
                                                                     102,834        108,240        228,807        196,795
                                                                     =======        =======        =======        =======

FIXED ASSETS                                             10
   Cost                                                              479,744        464,144        380,774        368,011
   Less - accumulated depreciation                                   210,176        193,428        164,163        151,639
                                                                     -------        -------        -------        -------
                                                                     269,568        270,716        216,611        216,372
                                                                     =======        =======        =======        =======

OTHER ASSETS - GOODWILL                                  9B           29,073         31,841              -              -
                                                                     -------        -------        -------        -------
                                                                     783,562        720,891        626,031        523,381
                                                                     =======        =======        =======        =======

CURRENT LIABILITIES
   Short-term bank credit                                              1,087              -          1,087              -
   Current maturities of long-term bank loans            13           15,147         24,960              -              -
   Trade payables                                        11          139,555        127,629        174,580         95,570
   Other payables and accrued expenses                   12           37,632         32,502         10,645         21,648
                                                                     -------        -------        -------        -------
                                                                     193,421        185,091        186,312        117,218
                                                                     =======        =======        =======        =======

LONG-TERM LIABILITIES
   Long-term bank loans                                  13           96,338         82,326              -              -
   Deferred taxes                                        22           29,428         19,644         26,738         16,592
                                                                     -------        -------        -------        -------
                                                                     125,766        101,970         26,738         16,592
                                                                     =======        =======        =======        =======

COMMITMENTS AND CONTINGENT LIABILITIES                   15

MINORITY INTEREST                                                     51,394         44,259              -              -
                                                                     =======        =======        =======        =======

SHAREHOLDERS' EQUITY
   Share capital                                         16           28,788         28,788         28,788         28,788
   Capital reserves                                                  156,799        156,799        156,799        156,799
   Retained earnings                                                 227,394        171,141        227,394        171,141
   Dividend declared
     after balance sheet date                                              -         32,843              -         32,843
                                                                     -------        -------        -------        -------
                                                                     412,981        389,571        412,981        389,571
                                                                     -------        -------        -------        -------
                                                                     783,562        720,891        626,031        523,381
                                                                     =======        =======        =======        =======

 --------------------                 --------------------          --------------------     --------------------
      T. DAVIS                            Y. YERUSHALMI                   A. MAGID                A. BRENNER
Chairman of the Board of            Vice-Chairman of the Board of     Financial Manager        Managing Director
      Directors                             Directors

Approval date of the financial statements: March 8, 2004.
The accompanying notes are an integral part of the financial statements.

                               HOGLA-KIMBERLY LTD.
                            STATEMENTS OF OPERATIONS
           (Adjusted for changes in the U.S. dollar vis-a-vis the NIS)

                                                          CONSOLIDATED                                COMPANY
                                               ------------------------------------     -------------------------------------
                                                     YEAR ENDED DECEMBER 31,                  YEAR ENDED DECEMBER 31,
                                               ------------------------------------     -------------------------------------
                                     NOTE        2003         2002          2001          2003           2002          2001
                                     ----      ---------   ----------   -----------     ---------     ---------     ---------
                                                        NIS IN THOUSANDS                          NIS IN THOUSANDS
                                               ------------------------------------     -------------------------------------
Net sales                             17         868,671      766,549       821,264       377,117       285,442       331,109

Cost of sales                         18         621,014      554,763       559,173       322,558       233,096       243,591
                                               ---------   ----------   -----------     ---------     ---------     ---------

    GROSS PROFIT                                 247,657      211,786       262,091        54,559        52,346        87,518

Selling expenses                      19         130,670   (*)123,955   (*) 131,133         7,538         5,373         5,352

General and
   administrative expenses            20          39,046    (*)29,941    (*) 33,379         4,381         5,368         6,172
                                               ---------   ----------   -----------     ---------     ---------     ---------
    OPERATING PROFIT                              77,941       57,890        97,579        42,640        41,605        75,994

Financing income
   (expenses), net                    21           5,517      (13,425)      (17,420)      (12,268)       (4,622)          293

Other income (expenses), net                         496           78          (550)          238           714           406
                                               ---------   ----------   -----------     ---------     ---------     ---------
    INCOME BEFORE INCOME
       TAXES                                      83,954       44,543        79,609        30,610        37,697        76,693

Income taxes                          22          20,566       19,232        36,477        11,775        16,076        28,378
                                               ---------   ----------   -----------     ---------     ---------     ---------
    INCOME AFTER INCOME TAXES                     63,388       25,311        43,132        18,835        21,621        48,315

Equity in net earnings (losses)
   of Subsidiaries                                     -            -             -        37,418         1,091        (6,714)

Minority interest in
   earnings of Subsidiary                         (7,135)      (2,599)       (1,531)             -            -             -
                                               ---------   ----------   -----------     ---------     ---------     ---------
    NET INCOME FOR THE YEAR                       56,253       22,712        41,601        56,253        22,712        41,601
                                               =========   ==========   ===========     =========     =========     =========

EARNINGS PER SHARE (IN NIS)                         6.81         2.75          5.03          6.81          2.75          5.03
                                               =========   ==========   ===========     =========     =========     =========
NUMBER OF SHARES USED IN
   COMPUTATION                                 8,263,473    8,263,473     8,263,473     8,263,473     8,263,473     8,263,473
                                               =========    =========     =========     =========     =========     =========


(*) Reclassified.

The accompanying notes are an integral part of the financial statements.

                               HOGLA-KIMBERLY LTD.
                  STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
           (Adjusted for changes in the U.S. dollar vis-a-vis the NIS)

                                                                                                 DIVIDEND
                                                                                                 DECLARED
                                                                                                   AFTER
                                                     SHARE          CAPITAL       RETAINED     BALANCE SHEET
                                                    CAPITAL         RESERVES      EARNINGS          DATE            TOTAL
                                                 --------------  --------------  -----------  ----------------  --------------
                                                                               NIS IN THOUSANDS

   BALANCE - JANUARY 1, 2001                            28,788         156,799      183,461                 -         369,048

CHANGES DURING 2001:

   Dividend declared
        after balance-sheet date                                                    (43,790)                          (43,790)
   Net income for the year                                                           41,601                            41,601
                                                 --------------  --------------  -----------  ----------------  --------------

   BALANCE - DECEMBER 31, 2001                          28,788         156,799      181,272                 -         366,859

CHANGES DURING 2002:

   Dividend declared
     after balance-sheet date                                                       (32,843)           32,843               -
   Net income for the year                                                           22,712                            22,712
                                                 --------------  --------------  -----------  ----------------  --------------

   BALANCE - DECEMBER 31, 2002                          28,788         156,799      171,141            32,843         389,571

CHANGES DURING 2003:

   Dividend paid                                                                                      (32,843)        (32,843)
   Net income for the year                                                           56,253                            56,253
                                                 --------------  --------------  -----------  ----------------  --------------

   BALANCE - DECEMBER 31, 2003                          28,788         156,799      227,394                  -        412,981


The accopanying notes are an integral part of the financial statements.

                               HOGLA-KIMBERLY LTD.
                            STATEMENTS OF CASH FLOWS
           (Adjusted for changes in the U.S. dollar vis-a-vis the NIS)

                                                                CONSOLIDATED                              COMPANY
                                                      ---------------------------------      ----------------------------------
                                                            YEAR ENDED DECEMBER 31,                YEAR ENDED DECEMBER 31,
                                                      ---------------------------------      ----------------------------------
                                                       2003         2002         2001         2003          2002          2001
                                                      -------      -------     --------      -------       -------      -------
                                                             NIS IN THOUSANDS                        NIS IN THOUSANDS
                                                      ---------------------------------      ----------------------------------
CASH FLOWS - OPERATING ACTIVITIES
   Net income                                          56,253       22,712       41,601       56,253        22,712       41,601
   Adjustments to reconcile net income
     to net cash provided by operating
     activities (Appendix A)                            4,190       14,324       18,657        7,188        80,535       16,087
                                                      -------      -------     --------      -------       -------      -------
   NET CASH PROVIDED BY OPERATING
     ACTIVITIES                                        60,443       37,036       60,258       63,441       103,247       57,688
                                                      =======      =======     =========     =======       =======      =======

CASH FLOWS - INVESTING ACTIVITIES
   Investment in short-term bank deposit                    -            -      (57,069)           -             -            -
   Withdrawal of short-term bank deposit                    -       57,069            -            -             -            -
   Investment in long-term bank deposits                    -            -      (13,575)           -             -      (13,575)
   Withdrawal of long-term bank deposits                9,195        8,759            -       9,195          8,759            -
   Acquisition of fixed assets                        (26,953)     (76,523)     (47,729)     (20,351)      (66,375)     (41,520)
   Proceeds from sale of fixed assets                   1,092          456        1,321          284           161          955
                                                      -------      -------     --------      -------       -------      -------
   NET CASH USED IN INVESTING ACTIVITIES              (16,666)     (10,239)    (117,052)     (10,872)      (57,455)     (54,140)
                                                      =======      =======     =========     =======       =======      =======

CASH FLOWS - FINANCING ACTIVITIES
   Dividend paid                                      (32,843)     (43,790)           -      (32,843)      (43,790)           -
   Long-term loans received                            28,949       11,386       13,575            -             -            -
   Repayment of long-term loans                       (24,960)           -            -            -             -            -
   Short-term bank credit                               1,087            -            -        1,087             -            -
                                                      -------      -------     --------      -------       -------      -------
   NET CASH PROVIDED BY
     (USED IN) FINANCING ACTIVITIES                   (27,767)     (32,404)      13,575      (31,756)      (43,790)           -
                                                      =======      =======     =========     =======       =======      =======

INCREASE (DECREASE) IN
   CASH AND CASH EQUIVALENTS                           16,010       (5,607)     (43,219)      20,813         2,002        3,548
CASH AND CASH EQUIVALENTS -
   BEGINNING OF YEAR                                   21,330       26,937       70,156       10,832         8,830        5,282
                                                      -------      -------     --------      -------       -------      -------
CASH AND CASH EQUIVALENTS
   - END OF YEAR                                       37,340       21,330        26,937      31,645        10,832        8,830
                                                      =======      =======     =========     =======       =======      =======

The accompanying notes are an integral part of the financial statements.

                               HOGLA-KIMBERLY LTD.
                     APPENDICES TO STATEMENTS OF CASH FLOWS
           (Adjusted for changes in the U.S. dollar vis-a-vis the NIS)

                                                              CONSOLIDATED                             COMPANY
                                                      -------------------------------       --------------------------------
                                                         YEAR ENDED DECEMBER 31,               YEAR ENDED DECEMBER 31,
                                                      -------------------------------       --------------------------------
                                                       2003         2002        2001         2003         2002         2001
                                                      ------       ------      ------       ------       ------       ------
                                                            NIS IN THOUSANDS                      NIS IN THOUSANDS
                                                      -------------------------------       --------------------------------
A.  ADJUSTMENTS TO RECONCILE NET INCOME
    TO NET CASH PROVIDED BY OPERATING ACTIVITIES

    INCOME AND EXPENSES ITEMS
       NOT INVOLVING CASH FLOWS:
            Minority interest in
              earnings of Subsidiary                   7,135        2,599       1,531            -            -            -
            Equity in net losses
              (earnings) of Subsidiaries                   -            -           -      (37,418)      (1,091)       6,714
            Depreciation and amortization             25,213       22,086      21,262       14,789       12,093       11,153
            Deferred taxes, net                        8,251        1,072       3,028       10,417        1,046        2,508
            Loss (gain) from sale of fixed assets       (482)          81        (373)        (208)         (29)        (385)
            Effect of exchange rate
              differences, net                        (2,266)       2,202       3,015       (2,476)       2,202        3,015

    CHANGES IN ASSETS AND LIABILITIES:
       Decrease (increase) in trade receivables      (47,933)     (14,411)     (2,026)      (4,930)        (455)         446
       Decrease (increase) in other receivables       (2,115)       4,860      (7,055)      (1,431)      (1,395)      (2,098)
       Decrease (increase) in inventories             (6,237)     (16,362)      9,927      (16,247)     (10,406)      13,558
       Increase (decrease) in trade payables          27,544       18,343      (1,057)      13,628       15,495       (8,035)
       Net change in balances with
          related parties                            (10,050)       7,731       3,411       42,067       71,830       13,603
       Increase (decrease) in other
          payables and accrued expenses                5,130      (13,877)    (13,006)     (11,003)      (8,755)     (24,392)
                                                      ------       ------      ------       ------       ------       ------
                                                       4,190       14,324      18,657        7,188       80,535       16,087
                                                      ======       ======      ======       ======       ======       ======

B.  NON-CASH ACTIVITIES

     Dividend declared                                                         43,790                                 43,790
                                                                               ======                                 ======
     Acquisition of fixed assets on credit             8,661       13,707       2,382        8,460       13,707        2,382
                                                      ======       ======      ======       ======       ======       ======

The accompanying notes are an integral part of the financial statements.

                               HOGLA-KIMBERLY LTD.
                          NOTES TO FINANCIAL STATEMENTS

NOTE 1 -  GENERAL

          A.   DESCRIPTION

               Hogla Kimberly Ltd. ("the Company") and its Subsidiaries are engaged principally in the production and marketing of paper and hygienic products. The Company's results of operations are affected by transactions with shareholders and affiliated companies (see Note 23).

               The Company is presently owned by Kimberly Clark Corp. ("KC" or the "Parent Company") (50.1%) and American-Israeli Paper Mills Ltd. ("AIPM") (49.9%).


          B.   DEFINITIONS:

               THE COMPANY              -  Hogla-Kimberly Ltd.



               THE GROUP                -  the Company and its  Subsidiaries,  a
                                           list of whom is provided in Note 9D.



               SUBSIDIARIES             -  companies   in  which   the   Company
                                           exercises   over  50%  ownership  and
                                           control, directly or indirectly,  and
                                           whose financial  statements are fully
                                           consolidated   with   those   of  the
                                           Company.



               RELATED PARTIES          -  as defined  by Opinion  No. 29 of the
                                           Institute   of    Certified    Public
                                           Accountants in Israel.



               INTERESTED PARTIES       -  as defined in the Israeli  Securities
                                           Regulations      (Presentation     of
                                           Financial Statements), 1993.




               CONTROLLING SHAREHOLDER  -  as defined in the Israeli  Securities
                                           Regulations      (Presentation     of
                                           Transactions  between  a  Corporation
                                           and its  Controlling  Shareholder  in
                                           the Financial Statements), 1996.



               NIS                      -  New Israeli Shekel.

               CPI                      -  the Israeli consumer price index.

               DOLLAR                   -  the U.S. dollar.


          C.   USE OF ESTIMATES

               The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

                               HOGLA-KIMBERLY LTD.
                          NOTES TO FINANCIAL STATEMENTS


NOTE 2 -  SIGNIFICANT ACCOUNTING POLICIES

          The following are the principal accounting policies applied in the preparation of the financial statements in a manner consistent with previous years:

          A.   ADJUSTED FINANCIAL STATEMENTS

               (1)  GENERAL

                    In accordance with pronouncements of the Institute of Certified Public Accountants in Israel, the financial statements, including comparative figures for previous years, are presented on the basis of nominal historical cost adjusted for changes in the exchange rate of the U.S. dollar in relation to the NIS.

                    The adjusted amounts of non-monetary items presented in the financial statements reflect their cost adjusted for changes in the exchange rate of the U.S. dollar vis-a-vis the NIS, and do not necessarily reflect realization or current economic value of these items.

                    The term "cost" in these financial statements refers to adjusted cost, unless otherwise indicated. The term "NIS" refers to adjusted NIS, unless otherwise stated.

                    The Company's condensed financial statements in nominal values, on the basis of which the adjusted financial statements were prepared, are presented in Note 26.

               (2)  PRINCIPLES OF ADJUSTMENT

                    a.   BALANCE SHEET ITEMS

                         Non-monetary items (items whose balances reflect historical value at acquisition or upon establishment) have been adjusted in accordance with the changes in the exchange rate of the U.S. dollar from the date of acquisition/establishment through December 31, 2003.

                         Investments in Subsidiaries and minority interest were determined based on the dollar adjusted financial statements of these companies.

                         Monetary items (items whose balance sheet amounts represent current or realization value at the balance sheet date) are presented in the December 31, 2003 balance sheet at their nominal value as of that date.

                    b.   STATEMENT OF OPERATIONS ITEMS

                         Income and expenses reflecting transactions, other than financial income and expenses, were adjusted for changes in the exchange rate of the U.S. dollar from the date of the transaction to the balance sheet date.

                         Income and expenses arising from non-monetary items (mainly depreciation, amortization, deferred taxes and changes in inventory) were adjusted in a manner corresponding to the adjustment of the related balance sheet items.

                         Financing income (expenses), net reflect income and expenses in real terms and include exchange rate differences derived from monetary items.

                         The Company's share and the minority interest in the results of Subsidiaries were determined based on the dollar adjusted financial statements of these companies.

                               HOGLA-KIMBERLY LTD.
                          NOTES TO FINANCIAL STATEMENTS


NOTE 2 -  SIGNIFICANT ACCOUNTING POLICIES (cont.)

          A.   ADJUSTED FINANCIAL STATEMENTS (cont.)

               (2)  PRINCIPLES OF ADJUSTMENT (cont.)

                    c. ADJUSTMENT AND TRANSLATION OF FOREIGN SUBSIDIARIES FINANCIAL STATEMENTS

                         The financial statements of Subsidiaries operating abroad, which act as an integral operation of the Group, are prepared in U.S. dollars and translated into NIS based on the exchange rate of the U.S. dollar on the balance sheet date.

          B.   PRINCIPLES OF CONSOLIDATION

               The consolidated financial statements include consolidation of the consolidated financial statements of all Subsidiaries. Material inter-company balances and transactions of and between Subsidiaries have been fully eliminated.

               The data  included in the  consolidated  financial  statements is
               based  on  audited  financial   statements  of  the  Subsidiaries
               included therein.

               The excess cost of an investment in a Subsidiary in Turkey over the net book value upon acquisition of that Subsidiary is allocated to fixed assets and is amortized at the rate applicable to those assets, or upon their realization. The unallocated excess cost reflects goodwill, which is presented in the balance sheet as "other assets" and amortized by the straight-line method over 15 years due to the unique economic conditions relating to that Subsidiary and the expected economic benefit period from its acquisition.

          C.   CASH AND CASH EQUIVALENTS

               Cash and cash equivalents include bank deposits, available for immediate withdrawal, as well as unrestricted short-term deposits with maturities of less than three months from the date of deposit.

          D.   ALLOWANCE FOR DOUBTFUL ACCOUNTS

               The allowance for doubtful accounts is generally computed as percentage from the relevant balances, on the basis of historical experience, with the addition of a specific provision in respect of accounts, which on management estimate are doubtful of collection.

          E.   INVENTORIES

               Inventories are presented at the lower of cost or market, with cost determined as follows:

               Finished products        -   Based on actual production cost.

               Raw, auxiliary
                  materials and other   -   Based on moving-average basis.

                               HOGLA-KIMBERLY LTD.
                          NOTES TO FINANCIAL STATEMENTS


NOTE 2 -  SIGNIFICANT ACCOUNTING POLICIES (cont.)

          F.   INVESTMENTS IN SUBSIDIARIES

               Investments in Subsidiaries are presented using the equity method based on their audited financial statements. In relation to excess cost of investment in Subsidiary in Turkey, see B above.

          G.   FIXED ASSETS

               Fixed assets are presented at cost less accumulated depreciation and amortization. Depreciation is calculated using the straight-line method at rates considered adequate to depreciate the assets over their estimated useful lives. Amortization of leasehold improvements is computed over the shorter of the term of the lease, including any option period, where the Company intends to exercise such option, or their useful life.


               The annual depreciation and amortization rates are:          %
                                                                            -

                        Buildings                                         2.5-4
                        Leasehold improvements                            10-25
                        Machinery and equipment                           5-10
                        Motor vehicles                                    15-20
                        Office furniture and equipment                    10-33

               IMPAIRMENT OF LONG-LIVED ASSETS

               Management reviews long-lived assets on a periodic basis, as well as when such a review is required based upon relevant circumstances, to determine whether events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. According to the Israeli Accounting Standards Board's Standard No.15, "Impairment of Assets", an asset's recoverable value is the higher of the asset's net selling price and the asset's value in use, the latter being equal to the asset's discounted expected cash flows. If applicable, an impairment loss is recorded at the amount in which the carrying amount of the asset exceeds its recoverable value. The adoption of Standard No. 15, which came effective commencing January 1, 2003, had no impact on the Group's financial position and results of operations.

          H.   OTHER ASSETS - GOODWILL

               Goodwill derived from the acquisition of Subsidiary in Turkey is amortized based on the straight line method over 15 years (see also B above). Impairment examinations and recognition are performed and determined based on the accounting policy outlined in G above.

          I.   DEFERRED INCOME TAXES

               The Group records deferred taxes in respect of temporary differences between the carrying values of assets and liabilities in the financial statements and their values for tax purposes, including depreciation differences on leased property and fixed assets. The Group records deferred-tax assets in respect of temporary difference as well as in respect of carry-forward tax losses so long as it is probable that those assets will be realized in the foreseeable future. The deferred taxes are computed by the tax rates expected to be in effect at realization, as they are known at the balance sheet date.

                               HOGLA-KIMBERLY LTD.
                          NOTES TO FINANCIAL STATEMENTS


NOTE 2 -  SIGNIFICANT ACCOUNTING POLICIES (cont.)

          I.   DEFERRED INCOME TAXES (cont.)

               The computation of deferred taxes has not taken into account taxes that would have been applicable in case of future realization of investments in Subsidiaries, since the Group does not contemplate such realization in the foreseeable future. Moreover, the computation also excludes deferred taxes in respect of dividends distribution within the Group for cases in which such dividend distributions are expected to be tax-exempt.

          J.   DIVIDENDS

               Dividends proposed or declared subsequent to the balance-sheet date, but prior to the financial statements approval date, are presented as a separate component of shareholders' equity.

          K.   REVENUE RECOGNITION

               Revenues are recognized upon shipment, when title has been transferred and collectibility is reasonably assured.

               Revenues are net of sales incentives, primarily: bonuses granted to chains as a percentage of their purchases (target bonus); volume discounts; and coupons distributed to customers entitling price discounts.

               An accrual for estimated returns and sales incentives, computed primarily on the basis of historical experience, is recorded at the time revenues are recognized and deducted from revenues.

          L.   EARNINGS PER SHARE

               Earnings per share are computed based on the weighted average number of paid up capital shares during the year.

          M.   EXCHANGE RATES AND LINKAGE BASIS

               (1) Balances in foreign currency or linked thereto are included in the financial statements based on the representative exchange rates, as published by the Bank of Israel, that were prevailing at the balance sheet date.

               (2) Following are the changes in the representative exchange rate of the U.S. dollar vis-a-vis the NIS and the Turkish Lira, and in the CPI:

                                                             REPRESENTATIVE      TURKISH LIRA EXCHANGE        CPI
                                                                EXCHANGE           RATE WITH THE U.S.     "IN RESPECT
                                                           RATE OF THE DOLLAR           DOLLAR                 OF"
                    AS OF                                     (NIS PER $1)          (TL'000 PER $1)       (IN POINTS)
                                                              ------------          ---------------       -----------
                    December 31, 2003                             4.379                   1,393              178.58
                    December 31, 2002                             4.737                   1,640              182.02
                    December 31, 2001                             4.416                   1,447              170.91

                    INCREASE (DECREASE)
                    DURING THE YEAR ENDED:                          %                      %                   %
                                                              ------------          ---------------       -----------
                    December 31, 2003                              (7.6)                 (15.0)              (1.9)
                    December 31, 2002                               7.3                   13.3                6.5
                    December 31, 2001                               9.3                   115.3               1.4

               (3) Exchange-rate differences are charged to operations as incurred.

                               HOGLA-KIMBERLY LTD.
                          NOTES TO FINANCIAL STATEMENTS

NOTE 2 -  SIGNIFICANT ACCOUNTING POLICIES (cont.)

          N.   RECLASSIFICATION

               Certain amounts in prior years' financial statements have been reclassified in order to conform to the 2003 presentation.

          O.   SUPPLIER DISCOUNTS

               Ongoing discounts granted by suppliers, as well as year end discounts, in respect of which no commitments to meet given targets are required by the Group, are included in the financial statements upon the execution of purchases that grant the Group said discounts. Supplier discounts contingent upon the Group's fulfillment of certain targets, such as meeting a minimal annual volume (in quantities or amount), or an increase in purchases over previous periods, are included in the financial statements in proportion to Group's purchases from suppliers during the reported period, which advance the Group towards the stated
               targets, only if it is expected that those targets will be reached and the discounts can reasonably be estimated. The estimate of meeting the targets is based, inter-alia, on historical experience, Group's relationships established with the suppliers and the estimated volume of purchases during the remaining reported period.

          P. RECENT ACCOUNTING STANDARDS - CESSATION OF FINANCIAL STATEMENTS ADJUSTMENT, AND EFFECT OF CHANGES IN EXCHANGE RATES

               In October 2001, the Israeli Accounting Standards Board issued Standard No. 12, Cessation of Financial Statements Adjustment. According to this Standard, as amended by Standard No. 17 in November 2002, the adjustment of financial statements for inflation or exchange rate of foreign currency will cease for reporting periods commencing January 1, 2004. Through December 31, 2003, the Group prepared dollar-linked financial statements, in accordance with the pronouncements of the Institute of Certified Public Accountants in Israel. The adjusted amounts presented in the December 31, 2003 balance-sheet will serve as the opening nominal balances as of January 1, 2004.

               In October 2001, the Israeli Accounting Standards Board issued Standard No. 13, Effect of Changes in Foreign Currency Exchange Rates. This Standard addresses the translation of transactions denominated in foreign currency, as well as the translation of financial statements of a foreign operation, for inclusion in the financial statements of the reporting company. Standard No. 13, as amended by Standard No. 17 in November 2002, will become effective for reporting periods subsequent to December 31, 2003.

               The implementation of Standards No. 12 and 13 will mainly affect financing income and expenses items.

                               HOGLA-KIMBERLY LTD.
                          NOTES TO FINANCIAL STATEMENTS

NOTE 3 -  CASH AND CASH EQUIVALENTS

                                                      CONSOLIDATED              COMPANY
                                                   ------------------      ------------------
                                                                  DECEMBER 31,
                                                   ------------------------------------------
                                                    2003        2002        2003        2002
                                                   ------      ------      ------      ------
                                                    NIS IN THOUSANDS        NIS IN THOUSANDS
                                                   ------------------      ------------------
         In NIS                                       527         597         520         596
         In foreign currencies (primarily the
           U.S. dollar)                            36,813      20,733      31,125      10,236
                                                   ------      ------      ------      ------
                                                   37,340      21,330      31,645      10,832
                                                   ------      ------      ------      ------

NOTE 4 -  TRADE RECEIVABLES

                                                          CONSOLIDATED                 COMPANY
                                                      --------------------       -------------------
                                                                        DECEMBER 31,
                                                      ----------------------------------------------
                                                        2003        2002          2003         2002
                                                      -------      -------       ------       ------
                                                        NIS IN THOUSANDS           NIS IN THOUSANDS
                                                      --------------------       -------------------
          COMPOSITION:
          Domestic
            Open accounts                             154,617      133,529            -            -
            Checks receivable                          34,421       29,827            -            -
            Related parties                               348          359       60,820       33,392
                                                      -------      -------       ------       ------
                                                      189,386      163,715       60,820       33,392
          Foreign
            Open accounts                              47,697       23,016        5,699          778
            Related parties                               206          717        8,191        7,057
                                                      -------      -------       ------       ------
                                                      237,289      187,448       74,710       41,227
          Less - allowance for doubtful accounts        7,310        4,880           42           51
                                                      -------      -------       ------       ------
                                                      229,979      182,568       74,668       41,176
                                                      =======      =======       ======       ======

          The Company's products are marketed principally by its Subsidiaries.

NOTE 5 -  OTHER RECEIVABLES

                                                   CONSOLIDATED              COMPANY
                                               ------------------      ------------------
                                                                DECEMBER 31,
                                               ------------------------------------------
                                                2003        2002        2003        2002
                                               ------      ------      ------      ------
                                               NIS IN THOUSANDS        NIS IN THOUSANDS
                                               ------------------      ------------------
          Deferred taxes (Note 22D)             5,518       3,985       1,769       2,040
          Prepaid expenses                      2,908       3,021       1,570       1,373
          Advances to suppliers                 3,074         837       2,128         837
          Value added taxes                       236           -           -           -
          Income tax advances, net              1,467       1,226         878           -
          Loans to supplier and employees         477       1,077         262         915
          Other                                   542         428       1,272       1,554
                                               ------      ------      ------      ------
                                               14,222      10,574       7,879       6,719
                                               ======      ======       =====       =====

                               HOGLA-KIMBERLY LTD.
                          NOTES TO FINANCIAL STATEMENTS

NOTE 6 -  INVENTORIES

                                              CONSOLIDATED              COMPANY
                                           ------------------      ------------------
                                                          DECEMBER 31,
                                           ------------------------------------------
                                            2003        2002        2003        2002
                                           ------      ------      ------      ------
                                           NIS IN THOUSANDS        NIS IN THOUSANDS
                                           ------------------      ------------------
          Raw and auxiliary materials      48,482      36,708      34,293      22,428
          Finished goods                   29,087      38,546      10,969       9,786
          Spare parts and other            15,095      11,173      13,277      10,078
                                           ------      ------      ------      ------
                                           92,664      86,427      58,539      42,292
                                           ======      ======      ======      ======

NOTE 7 -  LONG-TERM DEPOSITS


                                                                         CONSOLIDATED              COMPANY
                                                                     ---------------------    ---------------------
                                                                                     DECEMBER 31,
                                                   INTEREST          ----------------------------------------------
                                                     RATE              2003        2002        2003          2002
                                                   --------          -------      --------    ------      ---------
                                                     % (*)             NIS IN THOUSANDS          NIS IN THOUSANDS
                                                   --------          ---------------------    ---------------------
          A.   COMPOSITION

               Linked to the U.S. dollar            1.16-2.69        77,946        87,141      7,882        17,077

               Less - current maturities                              7,882         9,195      7,882         9,195
                                                                     ------        ------      -----         -----
                                                                     70,064        77,946          -         7,882
                                                                     ======        ======      =====         =====

               (*)      Annual average interest rate as of December 31, 2003.

                               HOGLA-KIMBERLY LTD.
                          NOTES TO FINANCIAL STATEMENTS

NOTE 7 -  LONG-TERM DEPOSITS (cont.)

          B. The balance of the long-term deposits as of December 31, 2003 is repayable as follows:

                                                               NIS IN
                                                              THOUSANDS
                                                              ---------
                  2004 - current maturities                     7,882
                  Thereafter - see D below                     70,064
                                                               ------
                                                               77,946

          C. The deposits are held as collateral for long-term loans received by Subsidiaries (see Note 15C).

          D. The deposit is linked to the U.S. dollar and bears interest at a rate of 0.994% as of December 31, 2003. The deposit is subject to re-deposit every two years.

NOTE 8 -  CAPITAL NOTE OF SHAREHOLDER

          The capital note of AIPM, denominated in NIS, is not linked and does not bear interest. Repayment date will be mutually agreed upon. The erosion or increase in value of the capital note was charged to capital reserves until March 31, 2000 (the date on which AIPM ceased to be the controlling shareholder).

NOTE 9 -  INVESTMENTS IN SUBSIDIARIES

                                                                                    COMPANY
                                                                          ---------------------------
                                                                                   DECEMBER 31,
                                                                          ---------------------------
                                                                            2003               2002
                                                                          -------             -------
                                                                               NIS IN THOUSANDS
                                                                          ---------------------------
          A.   COMPOSITION
               Cost of shares                                                 972                 972
               Equity in post-acquisition earnings, net                   190,860             153,442
               Capital notes (*)                                            4,205               4,205
                                                                          -------             -------
                                                                          196,037             158,619
                                                                          =======             =======

               (*) The non-interest bearing capital notes, denominated in U.S. dollar, are considered part of the Company's investments in the Subsidiaries. Repayment dates have not yet been determined. For purpose of the adjusted financial statements (see Note 2A), the capital notes are treated as a non-monetary item.

                               HOGLA-KIMBERLY LTD.
                          NOTES TO FINANCIAL STATEMENTS


NOTE 9 -  INVESTMENTS IN SUBSIDIARIES (cont.)

                                                                                  CONSOLIDATED
                                                                          ---------------------------
                                                                                   DECEMBER 31,
                                                                          ---------------------------
                                                                            2003               2002
                                                                          -------             -------
                                                                               NIS IN THOUSANDS
                                                                          ---------------------------
          B.   GOODWILL:
               Cost                                                       41,532               41,532
               Less - accumulated amortization                            12,459                9,691
                                                                          ------               ------
                                                                          29,073               31,841
                                                                          ======               ======


          C.   INVESTMENT IN OVISAN

               As of December 31, 2003, the Group's investment in the Turkish Subsidiary amounted to NIS 66,933 thousand (including goodwill in the net amount of NIS 29,073 thousand).

          D.   CONSOLIDATED SUBSIDIARIES

               The consolidated financial statements as of December 31, 2003, include the financial statements of the following Subsidiaries:

                                                                                 OWNERSHIP AND
                                                                                 CONTROL AS OF
                                                                                  DECEMBER 31,
                                                                                      2003
                                                                                  ------------
                                                                                        %

               Rakefet Marketing and Trade Services Ltd. ("Rakefet")              (*)  79.7
               Subsidiaries of Rakefet:
                   Hogla-Kimberly Marketing Ltd. ("Marketing")                   (**)  99.5
                   Shikma Ltd. ("Shikma")                                        (**)  99.0
               Mollet Marketing Ltd. ("Mollet")                                       100.0
               H-K Overseas (Holland) B.V                                             100.0
               Subsidiaries of H-K Overseas (Holland) B.V.:
                   Ovisan Sihhi Bez Sanai ve Ticaret Anonim Sirketi ("Ovisan")        100.0
                   Hogla-Kimberly Holding Anonim Sirketi                              100.0

               (*) The remaining ownership and control of Rakefet are held by AIPM group (10.1%) and by KC (10.2%).

               (**) The remaining  ownership and control of Marketing and Shikma are held by the Company.

                               HOGLA-KIMBERLY LTD.
                          NOTES TO FINANCIAL STATEMENTS

NOTE 10 - FIXED ASSETS

                                                                                             OFFICE
                                                              MACHINERY                    FURNITURE
                                                LEASEHOLD        AND           MOTOR          AND
CONSOLIDATED                    BUILDINGS (1)  IMPROVEMENTS   EQUIPMENT       VEHICLES      EQUIPMENT      TOTAL (2)
                                   ------         -----        -------         ------         ------        -------
                                                                 NIS IN THOUSANDS
COST:
Balance - January 1, 2003          54,619         8,941        367,463         21,168         11,953        464,144
Changes during 2003:
Additions                             250           517         19,452            588          1,100         21,907
Dispositions                            -          (190)        (2,297)        (2,708)        (1,112)        (6,307)
                                   ------         -----        -------         ------         ------        -------
Balance - December 31, 2003        54,869         9,268        384,618         19,048         11,941        479,744
                                   ======         =====        =======         ======         ======        =======


ACCUMULATED DEPRECIATION:
Balance - January 1, 2003          14,855         4,771        150,568         14,651          8,583        193,428
Changes during 2003:
Additions                             530           514         17,947          2,749            705         22,445
Dispositions                            -          (188)        (2,024)        (2,417)        (1,068)        (5,697)
                                   ------         -----        -------         ------         ------        -------
Balance - December 31, 2003        15,385         5,097        166,491         14,983          8,220        210,176
                                   ======         =====        =======         ======         ======        =======

NET BOOK VALUE:
December 31, 2003                  39,484         4,171        218,127          4,065          3,721        269,568
                                   ======         =====        =======         ======         ======        =======
December 31, 2002                  39,764         4,170        216,895          6,517          3,370        270,716
                                   ======         =====        =======         ======         ======        =======

COMPANY

COST:
Balance - January 1, 2003          25,209         5,893        330,217          3,688          3,004        368,011
Changes during 2003:
Additions                               -           219         14,631             53            201         15,104
Dispositions                            -             -         (1,759)          (582)             -         (2,341)
                                   ------         -----        -------         ------         ------        -------
Balance - December 31, 2003        25,209         6,112        343,089          3,159          3,205        380,774
                                   ======         =====        =======         ======         ======        =======

ACCUMULATED DEPRECIATION:
Balance - January 1, 2003          11,812         3,518        130,439          3,492          2,378        151,639
Changes during 2003:
Additions                               -           215         14,189            153            232         14,789
Dispositions                            -             -         (1,696)          (569)             -         (2,265)
                                   ------         -----        -------         ------         ------        -------
Balance - December 31, 2003        11,812         3,733        142,932          3,076          2,610        164,163
                                   ======         =====        =======         ======         ======        =======

NET BOOK VALUE:
December 31, 2003                  13,397         2,379        200,157             83            595        216,611
                                   ======         =====        =======         ======         ======        =======
December 31, 2002                  13,397         2,375        199,778            196            626        216,372
                                   ======         =====        =======         ======         ======        =======


(1) Buildings include industrial buildings on lands leased by the Company from AIPM (until 2004).
(2)      The major fixed assets of the Group are located in Israel.

                               HOGLA-KIMBERLY LTD.
                          NOTES TO FINANCIAL STATEMENTS

NOTE 11 - TRADE PAYABLES

                                       CONSOLIDATED                 COMPANY
                                   --------------------      --------------------
                                                    DECEMBER 31,
                                   ----------------------------------------------
                                     2003         2002         2003         2002
                                   -------      -------      -------       ------
                                      NIS IN THOUSANDS         NIS IN THOUSANDS
                                   --------------------      --------------------
          In Israeli currency
            Open accounts           78,509       66,279       34,206       30,159
            Related parties         13,682       10,840      114,455       46,310
          In foreign currency
            Open accounts           37,294       26,509       20,804       15,953
            Related parties         10,070       24,001        5,115        3,148
                                   -------      -------      -------       ------
                                   139,555      127,629      174,580       95,570
                                   =======      =======      =======       ======


NOTE 12 - OTHER PAYABLES AND ACCRUED EXPENSES

                                               CONSOLIDATED         COMPANY
                                              ---------------   --------------
                                                        DECEMBER 31,
                                              --------------------------------
                                               2003     2002     2003    2002
                                              ------   ------   ------  ------
                                             NIS IN THOUSANDS   NIS IN THOUSANDS
                                              ---------------   --------------
    Accrued income taxes,
      net of advances                          8,663    9,042        -   9,817
    Accrued payroll and related expenses      20,531   19,925   10,474  11,713
    Value Added Tax                            4,779      547        -       -
    Advances from customers                    1,085    1,610       32      30
    Other                                      2,574    1,378      139      88
                                              ------   ------   ------  ------
                                              37,632   32,502   10,645  21,648
                                              ======   ======   ======  ======

NOTE 13 - LONG-TERM BANK LOANS

                                            INTEREST       CONSOLIDATED
                                              RATE         DECEMBER 31,
                                             ------    -------------------
                                              % (*)     2003          2002
                                             ------    ------       ------
                                                        NIS IN THOUSANDS
                                                       -------------------
          A.   COMPOSITION
               In U.S. dollar (**)             1.74   108,858      107,286
               In Euro                         3.75     2,627            -
               Less - current maturities               15,147       24,960
                                                       ------       ------
                                                       96,338       82,326
                                                       ======       ======

               (*)       Annual average interest rate as of December 31,
                         2003

               (**) As of December 31, 2003, NIS 38,794 thousand bear interest based on Libor plus 1.55%.

          B.   MATURITIES (NIS in thousands)

               2004 - current maturities                           15,147
               2005                                                26,274
               Thereafter - see C below                            70,064
                                                                  -------
                                                                  111,485
                                                                  =======

          C.   Subject to renewal every two years - see Note 7D.

          D.   Liens - see Note 15C.

                               HOGLA-KIMBERLY LTD.
                          NOTES TO FINANCIAL STATEMENTS

NOTE 14 - SEVERANCE PAY

          Obligations of the Group for severance pay to its employees are covered by current payments to pension and severance funds. Accumulated amounts in the pension and severance funds are not under the control or administration of the Group, and accordingly, neither those amounts nor the corresponding accruals are reflected in the financial statements.

NOTE 15 - COMMITMENTS AND CONTINGENT LIABILITIES

          A.   COMMITMENTS

               (1) The Group is obligated to pay royalties to a shareholder - see Note 23B.

               (2) The Company and its Subsidiaries lease certain of their facilities under operating leases for varying periods with renewal options. Future minimum lease rentals as of December 31, 2003 are as follows:

                                                   CONSOLIDATED         COMPANY
                                                   -----------          -------
                                                          NIS IN THOUSANDS
                                                   ----------           -------
                         2004                          13,918            6,477
                         2005                           6,430                -
                         2006                           6,430                -
                         2007                           6,430                -
                         2008 and thereafter           28,936                -
                                                   ----------           -------
                                                       62,144            6,477
                                                   ==========           =======

          B.   GUARANTEES

               (1) The Company is contingently liable in respect of a guarantee securing bank loans provided to a Subsidiary, the balance of which as of December 31, 2003 amounted to NIS 33,280 thousand.

               (2) As part of their normal course of business, the Subsidiaries provided third parties with bank guarantees for contract performance, the balance of which as of December 31, 2003 amounted to NIS 2,022 thousand.

          C.   LIENS

               As a collateral for long-term loans given to Subsidiaries, the Group recorded a lien on its bank deposits, in the amount of NIS 77,946 thousand as of December 31, 2003.

          D.   LEGAL ISSUES

               In December 2003, certain customers filed a class action complaint against the Company, alleging that the Company reduced the number of items in each certain product packages. The Company has filed a detailed defense motion, presenting its arguments for denying the lawsuit from being recognized as a class action. As of the approval date of the financial statements, court hearings have not yet begun. Based on the opinion of the Company's legal counsel for this matter, due to the very preliminary stage of the proceedings, management is unable, at this stage, to estimate the possible outcome of the lawsuit. However, based on the legal counsels, management believes that the Company has valid arguments to oppose the lawsuit and reasonable basis for denying it from being recognized as a class action.

                               HOGLA-KIMBERLY LTD.
                          NOTES TO FINANCIAL STATEMENTS

NOTE 16 - SHARE CAPITAL

          A. As of December 31, 2003 and 2002, share capital is composed of ordinary shares of NIS 1.00 par value each. Authorized - 11,000,000 shares; issued and paid up - 8,263,473 shares.

          B. Holders of ordinary shares are entitled to participate equally in the payment of cash dividends and bonus share (stock dividend) distributions and, in the event of the liquidation of the Company, in the distribution of assets after satisfaction of liabilities to creditors. Each ordinary share is entitled to one vote on all matters to be voted on by shareholders.

NOTE 17 - NET SALES

                                                                       CONSOLIDATED
                                                    ---------------------------------------------------
                                                                  YEAR ENDED DECEMBER 31,
                                                    ---------------------------------------------------
                                                    2003                   2002                    2001
                                                    ----                   ----                    ----
                                                      %                       %                      %
                                                    ----                   ----                    ----
          A.   SALES TO MAJOR CUSTOMERS
               Customer A                            8.9                    11.1                    11.9
               Customer B                           10.1                    11.8                    12.0

                                                     NIS                    NIS                     NIS
                                                    ----                   ----                    ----
                                                                        IN THOUSANDS
                                                    ---------------------------------------------------
          B.   SALES FROM COMMERCIAL OPERATIONS    376,974                311,360                319,277
                                                   =======                =======                =======

          C.   FOREIGN SALES (PRINCIPALLY TURKEY)  106,935                 80,184                 84,979
                                                   =======                 ======                 ======

NOTE 18 - COST OF SALES

                                                          CONSOLIDATED                                    COMPANY
                                              -------------------------------------        -------------------------------------
                                                     YEAR ENDED DECEMBER 31,                      YEAR ENDED DECEMBER 31,
                                              -------------------------------------        -------------------------------------
                                               2003            2002           2001          2003            2002          2001
                                              -------        -------        -------        -------        -------        -------
                                                        NIS IN THOUSANDS                             NIS IN THOUSANDS
                                              -------------------------------------        -------------------------------------
Purchases (*)                                 446,008        425,365        441,782        178,339        122,861        130,930
Salaries and related expenses                  67,516         55,999         57,349         56,812         46,389         49,618
Manufacturing expenses                         79,810         55,834         51,245         73,281         51,229         47,662
Depreciation                                   18,221         14,207         12,764         15,309         11,423         10,739
                                              -------        -------        -------        -------        -------        -------
                                              611,555        551,405        563,140        323,741        231,902        238,949
Change in finished
   goods inventory                              9,459          3,358         (3,967)        (1,183)         1,194          4,642
                                              -------        -------        -------        -------        -------        -------
                                              621,014        554,763        559,173        322,558        233,096        243,591
                                              =======        =======        =======        =======        =======        =======


(*) The purchases of the Company are related to manufacturing operations. Consolidated purchases in excess of Company purchases relate principally to commercial operations.

                               HOGLA-KIMBERLY LTD.
                          NOTES TO FINANCIAL STATEMENTS

NOTE 19 - SELLING EXPENSES

                                               CONSOLIDATED                               COMPANY
                                     ---------------------------------        -------------------------------
                                           YEAR ENDED DECEMBER 31,                 YEAR ENDED DECEMBER 31,
                                     ---------------------------------        -------------------------------
                                      2003        2002        2001             2003        2002          2001
                                     -------   ----------   ----------        -----        -----        -----
                                              NIS IN THOUSANDS                         NIS IN THOUSANDS
                                     ---------------------------------        -------------------------------
Salaries and related expenses         46,887    (*)39,656    (*)43,049            -           16          744
Maintenance and
   transportation expenses            26,596       24,332       22,966        5,810        3,868        2,703
Advertising and sales promotion       30,371       38,591       41,337           86           46          168
Commissions to distributors            4,571        2,007        3,644            -          453          629
Royalties to a shareholder            15,642       12,220       12,158        1,500          673          561
Depreciation                           3,778        4,188        4,741          142          317          547
Other                                  2,825        2,961        3,238            -            -            -
                                     -------   ----------   ----------        -----        -----        -----
                                     130,670   (*)123,955   (*)131,133        7,538        5,373        5,352
                                     =======   ==========   ==========        =====        =====        =====

(*)       Reclassified


NOTE 20 - GENERAL AND ADMINISTRATIVE EXPENSES

                                           CONSOLIDAD                               COMPANY
                                   ------------------------------       -----------------------------
                                       YEAR ENDED DECEMBER 31,              YEAR ENDED DECEMBER 31,
                                   ------------------------------       -----------------------------
                                    2003       2002        2001          2003        2002         2001
                                   ------   ---------   ---------       -----       -----       -----
                                              NIS IN THOUSANDS                         NIS IN THOUSANDS
                                   ------------------------------       -----------------------------
Salaries and related expenses      18,283   (*)13,481   (*)15,913       2,567       2,423       2,404
Administrative and computer
   services                         6,287       6,210       7,380       1,190       1,188       1,636
Services provided by
   Shareholder                      1,161       1,161       1,180         215         736         818
Office maintenance                  5,376       2,990       2,961         207         228         254
Depreciation                          718         588         751           2           4           4
Goodwill amortization               2,768       2,768       2,768           -           -           -
Other                               4,453       2,743       2,426         200         789       1,056
                                   ------   ---------   ---------       -----       -----       -----
                                   39,046   (*)29,941   (*)33,379       4,381       5,368       6,172
                                   ======   =========   =========       =====       =====       =====

(*)  Reclassified.


NOTE 21 - FINANCING INCOME (EXPENSES), NET

                                                         CONSOLIDATED                                COMPANY
                                               ---------------------------------         --------------------------------
                                                     YEAR ENDED DECEMBER 31,                   YEAR ENDED DECEMBER 31,
                                               ---------------------------------         --------------------------------
                                               2003          2002          2001           2003        2002          2001
                                               -----        ------        ------         -----       ------        ------
                                                     NIS IN THOUSANDS                         NIS IN THOUSANDS
                                               ---------------------------------         --------------------------------
Long-term loans                               (2,111)       (2,794)       (4,821)             -           -             -
                                               =====        ======        ======         =====       ======        ======
Exchange rate differences
   derived from capital note                   2,476        (2,202)       (3,015)        2,476       (2,202)       (3,015)
                                               =====        ======        ======         =====       ======        ======
Long-term and
  short-term deposits                           1,357        1,804         8,504           486           31         1,445
                                               =====        ======        ======         =====       ======        ======

                               HOGLA-KIMBERLY LTD.
                          NOTES TO FINANCIAL STATEMENTS


NOTE 22 - INCOME TAXES

A. The Company and its Israeli Subsidiaries are subject to the Income Tax Law (Inflationary Adjustments), 1985. Non-Israeli Subsidiaries are subject to income tax provisions of their home country. The Company is an industrial company in conformity with the Law for the Encouragement of Industry (Taxes), 1965. The principal benefit that the Company is entitled to under this law is accelerated depreciation rates and reduced tax rates.

     During 2002, the Company's program for the establishment of a new facility for manufacturing paper was granted Approved Enterprise status in accordance with the Law for the Encouragement of Capital Investments, 1959, under "alternative benefits" track. The approval program is for total investments of approximately NIS 80 million. According to the terms of the program, income derived from the Approved Enterprise will be tax-exempt for a period of 10 years commencing in the year in which the program is substantially completed. Distribution of dividends from tax exempt profits of the Approved Enterprise will be subject to income tax at a rate equal to the income tax rate of the Approved Enterprise had the Company not elected the alternative benefits track. The Company completed the investments relating to the new facility and commenced its operations during 2003.

                                                   CONSOLIDATED                                COMPANY
                                         ---------------------------------        ---------------------------------
                                             YEAR ENDED DECEMBER 31,                   YEAR ENDED DECEMBER 31,
                                         ---------------------------------        ---------------------------------
                                          2003         2002          2001          2003         2002          2001
                                         ------       ------        ------        ------       ------        ------
 B.       COMPOSITION                            NIS IN THOUSANDS                       NIS IN THOUSANDS
                                         ---------------------------------        ---------------------------------
          Current taxes                  10,878       18,904        34,150             -       15,774        26,421
          Taxes in
            respect of prior years        1,437         (744)         (701)        1,358         (744)         (551)
          Deferred taxes                  8,251        1,072         3,028        10,417        1,046         2,508
                                         ------       ------        ------        ------       ------        ------
                                         20,566       19,232        36,477        11,775       16,076        28,378
                                         ======       ======        ======        ======       ======        ======

                               HOGLA-KIMBERLY LTD.
                          NOTES TO FINANCIAL STATEMENTS


NOTE 22 - INCOME TAXES (cont.)

C.   RECONCILIATION OF THE STATUTORY TAX RATE TO THE EFFECTIVE TAX RATE:

                                                        CONSOLIDATED                                  COMPANY
                                              ----------------------------------        ----------------------------------
                                                    YEAR ENDED DECEMBER 31,                   YEAR ENDED DECEMBER 31,
                                              ----------------------------------        ----------------------------------
                                               2003          2002          2001          2003          2002          2001
                                              ------        ------        ------        ------        ------        ------
                                                       NIS IN THOUSANDS                         NIS IN THOUSANDS
                                              ----------------------------------        ----------------------------------
          Income before
            income taxes                      83,954        44,543        79,609        30,610        37,697        76,693
                                              ======        ======        ======        ======        ======        ======
          Tax computed by
            statutory tax rate (36%)          30,223        16,035        28,659        11,020        13,570        27,609

          TAX INCREMENTS
            (SAVINGS)DUE TO:
          Reduced tax rate (mainly
            for approved enterprise(          (1,185)       (1,397)       (2,882)         (918)       (1,397)       (2,882)
          Non-deductible expenses              1,874      (*)1,840      (*)2,586           434           248           262
          Non-taxable income                     (65)    (*)(2,198)    (*)(3,348)           -             -              -
          Unrecorded deferred
            taxes in connection
            with tax loss carry forward            -      (*)1,074      (*)2,397             -             -             -
          Utilization of prior
            years unrecorded
            deferred taxes in
            connection with tax loss
            carry forward                     (3,471)            -             -             -             -             -
          Unrecorded deferred
             taxes in connection
             with submitting
             consolidated tax
             returns                               -             -             -         2,053             -             -
          Differences arising from
            basis of measurement (**)         (7,629)        3,883         7,449        (1,753)        3,737         2,615
          Income taxes for prior years         1,437          (744)         (701)        1,358          (744)         (551)
          Other differences, net                (618)          739         2,317          (419)          662         1,325
                                              ------        ------        ------        ------        ------        ------
                                              20,566        19,232        36,477        11,775        16,076        28,378
                                              ======        ======        ======        ======        ======        ======

(*)  Reclassified.

(**) U.S. dollar for financial reporting purposes vis-a-vis the Consumer Price Index in Israel and the Turkish Lira for tax purposes.

                               HOGLA-KIMBERLY LTD.
                          NOTES TO FINANCIAL STATEMENTS

NOTE 22 - INCOME TAXES (cont.)

D.   DEFERRED INCOME TAXES

                                                   CONSOLIDATED                                COMPANY
                                          ----------------------------------       ----------------------------------
                                             YEAR ENDED DECEMBER 31,                   YEAR ENDED DECEMBER 31,
                                          ----------------------------------       ----------------------------------
                                           2003          2002          2001         2003          2002          2001
                                          ------        ------        ------       ------        ------        ------
                                                    NIS IN THOUSANDS                         NIS IN THOUSANDS
                                          ----------------------------------       ----------------------------------
     Balance as of
       beginning of year                  15,659        14,587        11,559       14,552        13,506        10,998
     Changes during the year               8,251         1,072         3,028       10,417         1,046         2,508
                                          ------        ------        ------       ------        ------        ------
     Balance as
       of end of year                     23,910        15,659        14,587       24,969        14,552        13,506
                                          ======        ======        ======       ======        ======        ======


                                                                         CONSOLIDATED                  COMPANY
                                                                      -------------------        --------------------
                                                                                       DECEMBER 31,
                                                                      -----------------------------------------------
                                                                       2003         2002          2003          2002
                                                                      ------       ------        ------        ------
                                                                        NIS IN THOUSANDS            NIS IN THOUSANDS
                                                                      -------------------        --------------------
     DEFERRED TAXES ARE PRESENTED IN THE
       BALANCE SHEETS AS FOLLOWS:

         Long-term liabilities (in respect of
           depreciable assets)                                        29,428       19,644        26,738        16,592
         Other receivables and prepayments
           (in respect of temporary
           differences) - Note 5                                      (5,518)      (3,985)       (1,769)       (2,040)
                                                                      ------       ------        ------        ------
                                                                      23,910       15,659        24,969        14,552
                                                                      ======       ======        ======        ======


     Deferred taxes are computed at rates between 32% and 36%.

E. The Company and one of its subsidiaries, are "Industrial Companies" as defined in the Israeli Law for the Encouragement of Industry (Taxes)-1969. Based on this Law, the Company and that subsidiary file consolidated tax returns.

F. The Company and its Israeli Subsidiaries possess final tax assessments through 2001.

NOTE 23 - RELATED PARTIES AND INTERESTED PARTIES

A.   BALANCES WITH RELATED PARTIES

                                                                          CONSOLIDATED                  COMPANY
                                                                      -------------------        --------------------
                                                                                        DECEMBER 31,
                                                                      -----------------------------------------------
                                                                       2003         2002          2003          2002
                                                                      ------       ------        ------        ------
                                                                        NIS IN THOUSANDS            NIS IN THOUSANDS
                                                                      -------------------        --------------------
      Trade receivables (*)                                              554        1,076         8,354           242
                                                                      ======       ======        ======        ======

      Capital note - shareholder                                      32,770       30,294        32,770        30,294
                                                                      ======       ======        ======        ======

      Capital notes - Subsidiaries                                         -            -         4,205         4,205
                                                                      ======       ======        ======        ======

      Trade payables (*)                                              23,752       34,841        24,097        15,965
                                                                      ======       ======        ======        ======

          (*)       Company - excludes Subsidiaries

                               HOGLA-KIMBERLY LTD.
                          NOTES TO FINANCIAL STATEMENTS

NOTE 23 - RELATED PARTIES AND INTERESTED PARTIES (cont.)

B.   TRANSACTIONS WITH RELATED PARTIES AND SUBSIDIARIES

                                                                CONSOLIDATED                             COMPANY
                                                      ---------------------------------       -------------------------------
                                                           YEAR ENDED DECEMBER 31,                YEAR ENDED DECEMBER 31,
                                                      ---------------------------------       -------------------------------
                                                        2003         2002         2001         2003        2002        2001
                                                      -------      -------      -------       ------      ------       ------
                                                              NIS IN THOUSANDS                      NIS IN THOUSANDS
                                                      ---------------------------------       -------------------------------
                 Sales to related parties             6,103       17,646       23,026        4,169       15,247       21,713

                 Sales to Subsidiaries                    -            -            -      358,767      266,614      302,669

                 Cost of sales                      169,469      224,682      207,087       61,703       63,723       51,671

                 Royalties                           15,642       12,220       12,158        1,500          673          561

                 Other selling expenses (*)               -        2,413        3,578            -          451          630

                 General and
                   administrative expenses (*)        8,201        7,380        8,435        1,428        2,167        2,454

                 Financing income, net (*)            3,314        2,076        2,339        2,526        1,381        1,268


                 (*)       Company - excludes Subsidiaries

                 (**) The sales to and purchases from related parties are in the ordinary course of business at market prices and customary credit terms.

NOTE 24 - DISCLOSURE AND PRESENTATION OF FINANCIAL INSTRUMENTS

A.   CREDIT RISK

     The revenues of the Group's principal Subsidiaries are derived from two major customers and a large number of smaller customers. Management regularly monitors the balance of trade receivables and the financial statements include an allowance for doubtful accounts based on management's estimation. Taking the aforementioned into consideration, the exposure to credit risk from trade receivables is immaterial.

     Cash and cash equivalents and long-term deposits (including amounts in foreign currency) are deposited with major banks in Israel and abroad. Therefore, it is not expected that such banks will fail to meet their obligations.

B.   FAIR VALUE OF FINANCIAL INSTRUMENTS

     The carrying value of financial instruments (cash and cash equivalents, deposits, receivables, trade and other payables) did not materially differ from their fair value, unless stated otherwise.

                               HOGLA-KIMBERLY LTD.
                          NOTES TO FINANCIAL STATEMENTS

NOTE 25 - RECONCILIATION TO US GAAP

          The consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles applicable in Israel (Israeli GAAP). The following describes the effects on the Company's financial statements had the Company prepared its financial statements in accordance with accounting principles generally accepted in the United States of America (US GAAP).

          A.   BALANCE SHEETS

               According to Israeli GAAP, goodwill is to be amortized over the expected estimated economic life of the asset acquired, while according to US GAAP (SFAS 142), commencing January 2002 goodwill is no longer amortized but rather is reviewed annually (or more frequently if impairment indicators arise) for impairment. Following are the corresponding balance-sheet items presented according to US GAAP with regard to the goodwill associated with the acquisition of Ovisan (see Note 9B) and the other GAAP differences outlined in B. below:

                                                 As of December 31, 2003
                                           -----------------------------------
                                              AS                        AS PER
                                           REPORTED     ADJUSTMENT     US GAAP
                                           --------     ----------     -------
                                                     NIS IN THOUSANDS
                                           -----------------------------------
               Other assets - Goodwill       29,073        5,536        34,609
               Shareholders' equity         412,981       (3,003)      409,978



                                                 As of December 31, 2003
                                           -----------------------------------
                                              AS                        AS PER
                                           REPORTED     ADJUSTMENT     US GAAP
                                           --------     ----------     -------
                                                     NIS IN THOUSANDS
                                           -----------------------------------
               Other assets - Goodwill      31,841        2,768         34,609
               Shareholders' equity        389,571       13,060        402,631


          B.   STATEMENTS OF OPERATIONS

                                                                     CONSOLIDATED AND COMPANY
                                                                ----------------------------------
                                                                       YEAR ENDED DECEMBER 31,
                                                                ----------------------------------
                                                                 2003          2002          2001
                                                                ------        ------        ------
                                                                        NIS IN THOUSANDS
                                                                ----------------------------------
               Net income under Israeli GAAP                    56,253        22,712        41,601
               Effect of material differences between
                 Israeli GAAP and US GAAP:
                      Change in basis of measurement
                         from adjusted NIS to nominal NIS       (5,694)       19,321        19,601
                      Amortization of goodwill                   2,768         2,768             -
                      Deferred taxes                            (4,458)       (1,016)         (483)
                                                                ------        ------        ------
               Net income under US GAAP                         48,869        43,785        60,719
                                                                ======        ======        ======

                               HOGLA-KIMBERLY LTD.
                          NOTES TO FINANCIAL STATEMENTS

NOTE 25 - RECONCILIATION TO US GAAP (cont.)

          C.   CHANGES IN SHAREHOLDERS' EQUITY IN ACCORDANCE WITH US GAAP

                                                                           NIS IN THOUSANDS
                                                                           ----------------
               Shareholders' equity under US GAAP as of January 1, 2003         402,631
               Dividend                                                         (36,499)
               Translation adjustments                                           (5,023)
               Net income for the year under US GAAP                             48,869
                                                                                -------
               Shareholders' equity under US GAAP as of December 31, 2003       409,978
                                                                                =======

NOTE 26 - COMPANY'S FINANCIAL STATEMENTS IN NOMINAL VALUES

          A.   BALANCE SHEETS

                                                                          COMPANY
                                                                    --------------------
                                                                        DECEMBER 31,
                                                                    --------------------
                                                                     2003          2002
                                                                    -------      -------
               CURRENT ASSETS                                          NIS IN THOUSANDS
                                                                    --------------------
                 Cash and cash equivalents                           31,645       11,718
                 Current maturities of long-term bank deposits        7,882        9,947
                 Trade receivables                                   74,668       44,542
                 Other receivables                                    6,139        5,085
                 Inventories                                         58,539       45,749
                                                                    -------      -------
                                                                    178,873      117,041
                                                                    =======      =======
               LONG-TERM INVESTMENTS

                 Long-term deposit                                        -        8,527
                 Capital note from shareholder                       32,770       32,770
                 Investments in Subsidiaries                        189,340      159,658
                                                                    -------      -------
                                                                    222,110      200,955
                                                                    =======      =======

               FIXED ASSETS, NET                                    203,572      200,933
                                                                    =======      =======
                                                                    604,555      518,929
                                                                    =======      =======
               CURRENT LIABILITIES

                 Short-term bank credit                               1,087            -
                 Trade payables                                     174,580      103,384
                 Other payables and accrued expenses                 10,645       23,418
                                                                    -------      -------
                                                                    186,312      126,802
                                                                    =======      =======

               SHAREHOLDERS' EQUITY                                 418,243      392,127
                                                                    -------      -------
                                                                    604,555      518,929
                                                                    =======      =======

                               HOGLA-KIMBERLY LTD.
                          NOTES TO FINANCIAL STATEMENTS


NOTE 26 - COMPANY'S FINANCIAL STATEMENTS IN NOMINAL VALUES (cont.)

          B.   STATEMENT OF OPERATIONS

                                                                YEAR ENDED DECEMBER 31,
                                                         ------------------------------------
                                                           2003           2002          2001
                                                         -------        -------       -------
                                                                   NIS IN THOUSANDS
                                                         ------------------------------------
               Net sales                                 387,019        308,566       318,000

               Cost of sales                             334,764        245,936       229,517
                                                         -------        -------       -------

                   GROSS PROFIT                           52,255         62,630        88,483

               Selling expenses                            7,827          6,038         5,151

               General and administrative expenses         4,327          5,762         6,035
                                                         -------        -------       -------

                   OPERATING PROFIT                       40,101         50,830        77,297

               Financing income (expenses), net           (5,995)         3,676         8,283

               Other income, net                             255            254           515
                                                         -------        -------       -------

                   INCOME BEFORE INCOME TAXES             34,361         54,760        86,095

               Income taxes                                1,428         16,344        25,154
                                                         -------        -------       -------

                   INCOME AFTER INCOME TAXES              32,933         38,416        60,941

               Equity in net earnings
                  of Subsidiaries                         29,682          8,881         1,080
                                                         -------        -------       -------

                   NET INCOME FOR THE YEAR                62,615         47,297        62,021
                                                         =======        =======       =======

                               HOGLA-KIMBERLY LTD.
                          NOTES TO FINANCIAL STATEMENTS


NOTE 26 - COMPANY'S FINANCIAL STATEMENTS IN NOMINAL VALUES (cont.)

          C.   STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

                                                                                                    DIVIDEND
                                                                                                    DECLARED
                                                                                                      AFTER
                                                             SHARE      CAPITAL       RETAINED       BALANCE
                                                            CAPITAL     RESERVES      EARNINGS      SHEET DATE      TOTAL
                                                             -----      -------        -------        ------       -------
                                                                                    NIS IN THOUSANDS
                                                             -------------------------------------------------------------
               BALANCE - JANUARY 1, 2001                     8,263      132,127        189,116             -       329,506

               CHANGES DURING 2001:

               Dividend declared                                                       (44,160)                    (44,160)
               Net income for the year                                                  62,021                      62,021
                                                             -----      -------        -------        ------       -------

               BALANCE - DECEMBER 31, 2001                   8,263      132,127        206,977             -       347,367

               CHANGES DURING 2002:
               Dividend declared after
                    balance-sheet date                                                 (35,528)       35,528             -
               Exchange rate differences of prior
                  year declared dividend                                                (2,537)                     (2,537)
               Net income for the year                                                  47,297                      47,297
                                                             -----      -------        -------        ------       -------

               BALANCE - DECEMBER 31, 2002                   8,263      132,127        216,209        35,528       392,127

               CHANGES DURING 2003:
               Dividend paid                                                                         (35,528)      (35,528)
               Exchange rate differences of prior
                  year declared dividend                                                  (971)                       (971)
               Net income for the year                                                  62,615                      62,615
                                                             -----      -------        -------        ------       -------

               BALANCE - DECEMBER 31, 2003                   8,263      132,127        277,853             -       418,243
                                                             =====      =======        =======        ======       =======